As filed with the Securities and Exchange Commission on May 26, 2006.
Registration No. 333-133474

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LIGHT SCIENCES ONCOLOGY, INC.
(Exact name of registrant as specified in its charter)

Washington	3841	20-2306690
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
34931 S.E. Douglas Street
Suite 250
Snoqualmie, WA 98065
(425) 369-2760
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Llew Keltner, M.D., Ph.D.
Chief Executive Officer
Light Sciences Oncology, Inc.
34931 S.E. Douglas Street
Suite 250
Snoqualmie, WA 98065
(425) 369-2760
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David McShea, Esq.	Eric S. Haueter, Esq.
Patrick J. Devine, Esq.	Prashant Gupta, Esq.
Perkins Coie llp	Sidley Austin llp
1201 Third Avenue, Suite 4800	555 California Street
Seattle, Washington 98101	San Francisco, California 94104
(206) 359-8000	(415) 772-1200
      Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 26, 2006
                                Shares
COMMON STOCK

        This is Light Sciences Oncology, Inc.’s initial public offering. We are offering                      shares of our common stock. We currently estimate that the initial public offering price will be between $ and $           per share. Prior to this offering, there has been no public market for our common stock. We have filed an application for our common stock to be quoted on the Nasdaq National Market under the symbol “LSON.”
       Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

		Underwriting	Proceeds to
		Discounts and	Light Sciences
	Price to Public	Commissions	Oncology, Inc.

Per share	$	$	$
Total	$	$	$
      The underwriters are offering our common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about                     , 2006.
      We have granted the underwriters an option to purchase a maximum of                additional shares of our common stock to cover over-allotments, if any.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Cowen and Company	Wachovia Securities

Jefferies & Company	Thomas Weisel Partners LLC
The date of this prospectus is                     , 2006

Litx™

2:08:45
CO2Na
HN
CO2Na
NaO2C
NaO2C

Seeking to make cancer a treatable chronic disease.

The Litx™ light source is inserted into the tumor through the skin in an outpatient biopsy-like procedure.

The light-activated drug, LS11, is delivered to the patient as an intravenous injection.

The light source is on for approximately 2.5 hours, activating the drug inside the tumor.

lightsciences ONCOLOGY

ABOUT THIS PROSPECTUS
      Neither we nor any of the underwriters has authorized anyone to provide you with information different from that contained in this prospectus or in any free writing prospectus that we may provide you in connection with this offering. When you make a decision about whether to invest in our common stock, you must not rely upon any unauthorized information or representations. The information contained in this prospectus is accurate only as of the date of this prospectus and the information in any such free writing prospectus will be accurate only as of its date, regardless of the time of delivery of this prospectus or any such free writing prospectus, as the case may be, or the time of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus is not an offer to sell or the solicitation of an offer to buy our common stock in any circumstances under which or in any jurisdiction where the offer or solicitation is unlawful.

      No action has or will be taken in any jurisdiction by us or by any underwriter that would permit a public offering of the common stock or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. In this prospectus references to “dollars” and “$” are to United States dollars.
      This prospectus has been prepared on the basis that all offers of our common stock within the European Economic Area will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the European Economic Area, from the requirement to produce a prospectus for offers of our common stock. Accordingly any person making or intending to make any offer within the European Economic Area of shares of our common stock which are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor any of the underwriters has authorized, nor do we or they authorize, the making of any offer of our common stock in the European Economic Area through any financial intermediary, other than offers made by underwriters which constitute the final offering of our common stock contemplated in this prospectus.

      This prospectus includes industry, demographic and market data concerning, among other things, our business and the markets for our proposed products, including data regarding the estimated size of those markets, their projected growth rates and the incidence of certain medical conditions. Unless otherwise expressly indicated, this information was obtained from industry journals and publications, data on websites maintained by private and public entities, data appearing in reports by market research firms and public interest entities and publicly available information.

i

PROSPECTUS SUMMARY
      The following summary contains basic information about our business and this offering. It does not contain all of the information that you should consider before investing in our common stock. You should read this prospectus, including “Risk Factors” and our financial statements and the accompanying notes, before making an investment decision.
Our Company
      We are developing Light Infusion Therapy (Litx), an innovative light-activated treatment for solid tumors. We are currently developing Litx for the treatment of patients with cancers such as hepatoma, metastatic colorectal cancer and glioma, for which the current therapeutic alternatives are of limited efficacy. Litx has been designed to treat previously treated or untreatable tumors and to be used repeatedly throughout a patient’s life as needed. Our goal is to enable physicians to use Litx to treat cancer as a chronic disease. We have received clearance from regulatory authorities to commence patient treatments in a Phase III trial for hepatoma. Patient treatments in Phase III trials for metastatic colorectal cancer and glioma are scheduled to begin in the second half of 2006.
      Litx is a combination drug/device product that includes a proprietary flexible light emitting diode (LED) array and LS11 (talaporfin sodium), a light-activated, water-soluble drug. LS11 has been approved in Japan, where it is currently marketed for the treatment of early-stage bronchopulmonary cancer. In a Litx treatment, the physician inserts the LED array into the tumor through the skin in a biopsy-like procedure. The physician then injects the patient with LS11, an inert molecule that has no biological activity. When the LED array is activated, the light from the array energizes the LS11 molecule, causing conversion of molecular oxygen to singlet oxygen, which kills tissue within a zone surrounding the LED array and shuts down tumor blood supply within that zone. The light source is typically left on for approximately two and one-half hours to maximize the effect on the tumor and to assure continued blood vessel closure. The Litx combination of light-activated drug and light-delivery technology is designed to provide physicians with a simple system containing all treatment-required components in a single-use package.
      Several clinical trials designed to demonstrate safety and efficacy of LS11 and Litx therapy have been completed to date. A Phase I trial was conducted to determine optimal LED light dose and overall safety. Trial investigators raised no safety concerns regarding placement of the light source and minimal adverse events directly attributable to treatment were reported. Principal investigators noted a 50% response rate, which was defined as a decrease in diameter of the target tumor by 30% or more. In a Phase IIb trial for metastatic colorectal cancer involving 27 patients, a 24% response rate was seen, and the average time to progression of tumors treated with Litx was approximately twice that of untreated tumors. Time to progression means the time between treatment and the date when the treated tumor is shown to have increased in size by 20% or more from its size at the time of treatment.
      We are focusing on three cancers for the initial development of Litx:

•	Hepatocellular carcinoma, or hepatoma, a primary cancer of the liver. According to an article published in the Journal of Hepatology in 2004, hepatoma kills approximately one million people worldwide each year. We expect that our Phase III trial for hepatoma will involve approximately 200 patients at sites in Singapore, Hong Kong, Taiwan, South Korea, the Philippines, Malaysia and Thailand.

•	Metastatic colorectal cancer, which involves tumors primarily in the liver. According to GLOBOCAN 2002, a cancer incidence database produced by the International Agency for Research on Cancer of the World Health Organization, the worldwide incidence of colorectal cancer is approximately one million cases per year. The National Cancer Institute reports that approximately 50% of patients diagnosed with colorectal cancer will suffer from advanced disease that has metastasized to other parts of the body, most commonly to the liver. Patient treatments in Phase III trials for metastatic colorectal cancer are scheduled to begin in the second half of 2006.

•	Glioma, which is a common form of brain tumor. Datamonitor, a market research firm, estimates that there were approximately 34,000 new cases of glioma in the United States, Japan and Western Europe in 2005. Patient treatments in Phase III trials for glioma are scheduled to begin in the second half of 2006.
Our Key Competitive Strengths
      We believe Litx has the potential to become a leading treatment of solid tumors due to its advantages over the primary forms of cancer treatment currently in use. These advantages include the following:

•	Litx is a targeted method of treatment. We believe that destruction of tumor tissue with Litx occurs only where light is delivered, thereby sparing the patient the debilitating side effects common to therapies such as radiation and chemotherapy. These systemic treatments have no thresholds, meaning that even a small amount of radiation or chemotherapy delivered to non-diseased tissue can cause unwanted damage. By contrast, Litx requires a specific amount of light at a specific wavelength to energize the LS11 drug molecules before tissue destruction occurs, and tissue destruction then occurs only in the immediate vicinity of the LED array. Because the Litx system can control the location and amount of light exposure, it can maintain cleaner boundaries between destroyed and spared tissue. In addition, LS11 has been shown to accumulate preferentially in tumor tissue, which could be important in the treatment of some solid tumors.

•	Litx is effective across all types of solid tumors. Litx causes destruction of tumor tissue when light from the LED array activates LS11 in the immediate vicinity of the light source. This mechanism, unlike other cancer therapies such as radiation or chemotherapy, is independent of tumor-specific biochemistry and therefore may not depend on the type of solid tumor treated.

•	Litx can access tumors throughout the body. Life-threatening tumors can be located in areas of the body where surgery is not feasible. Litx can be used in a minimally invasive manner to treat or debulk tumors that cannot be removed surgically or controlled by the other primary therapies, thus potentially reducing the complications of more invasive therapies.

•	Litx is a repeatable treatment. The number of times a patient may be treated with chemotherapy or radiation is limited due to unwanted side effects caused by destruction of rapidly dividing non-diseased tissues, such as hair loss, internal bleeding, nausea, vomiting, immune system failure and non-absorption of food. Because the effect of Litx is confined to the area where light is delivered, Litx does not suffer from the limitations on repeated treatments or the side effects that apply to chemotherapy and radiation therapy. In addition, our studies have shown that Litx is not susceptible to the type of resistance associated with repeated use that may limit the efficacy of these other therapies. As a result, we expect that health care providers will be able to use Litx to treat patients with tumors repeatedly as needed over time.
Business Strategy
      Our principal objective is to develop light-activated therapies for the treatment of solid tumors at any stage of development, with the goal of enabling physicians to use Litx to treat cancer as a chronic disease. To achieve this objective, we plan to pursue the following key strategies:

•	Obtain initial regulatory approval by targeting difficult to treat cancers;

•	Establish relationships with one or more development and commercialization partners;

•	Expand Litx to address additional indications;

•	Continue to enhance our Litx solution; and

•	Expand and enhance the protection of our intellectual property.

Company Information
      We were incorporated in the state of Washington on December 8, 2004. Until October 6, 2005, our business was part of Light Sciences Corporation. We operated as a division of Light Sciences Corporation until December 2004, at which time we became a wholly owned subsidiary of Light Sciences Corporation. Our principal executive offices are located at 34931 S.E. Douglas Street, Suite 250, Snoqualmie, Washington 98065. Our telephone number is (425) 369-2760. Information about our company is available on our corporate web site at www.lsoncology.com. Information contained on our web site does not constitute part of, and is not incorporated by reference in, this prospectus. Unless otherwise expressly stated or the context requires otherwise, in this prospectus the terms “Light Sciences Oncology,” “we,” “us,” “our” and similar terminology refer, as of dates and for periods after October 5, 2005, to Light Sciences Oncology, Inc. and, as of dates and for periods on or prior to October 5, 2005, to our business while it was a part of Light Sciences Corporation. For further information regarding our relationship with Light Sciences Corporation, see “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business — Technology In-Licenses and Other Agreements,” “Management,” “Certain Relationships and Related-Party Transactions,” “Principal Shareholders” and Note 1 to our financial statements included elsewhere in this prospectus.
“LIGHT SCIENCES ONCOLOGY” is a registered trademark of Light Sciences Oncology, Inc. “LIGHT SCIENCES,” “LIGHT INFUSION TECHNOLOGY” and “LITX” are registered trademarks of Light Sciences Corporation. Light Sciences Corporation itself may use, and may grant third parties the right to use, the names “LIGHT SCIENCES,” “LIGHT INFUSION TECHNOLOGY,” and “LITX” in fields other than oncology. This prospectus also includes trademarks, trade names and service marks of other companies. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties.

THE OFFERING

Common stock offered by Light Sciences Oncology, Inc.	shares

Common stock to be outstanding immediately after this offering	shares

Use of proceeds	For research and clinical development activities, capital expenditures, working capital and other general corporate purposes, which may include possible acquisitions. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	“LSON”

Risk Factors	See “Risk Factors” for a discussion of some of the factors that you should consider carefully before deciding to purchase our common stock.
      The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of March 31, 2006. This number does not include:

•	an aggregate of shares of common stock issuable upon exercise of outstanding options under our 2005 Equity Incentive Plan as of March 31, 2006, with a weighted average exercise price of $ per share;

•	an aggregate of additional shares of common stock reserved for future awards under our 2005 Equity Incentive Plan as of March 31, 2006, plus potential annual increases in the number of shares of common stock reserved for future awards under this plan as described under “Management — Incentive Plans — 2005 Equity Incentive Plan”; and

•	an aggregate of shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $ per share.
      Except as otherwise indicated or the context otherwise requires, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our Series A convertible preferred stock into an aggregate of shares of common stock, which conversion will occur upon the closing of this offering;

•	the completion of a for reverse split of our outstanding common stock that will occur prior to the completion of this offering;

•	no exercise of outstanding options or warrants;

•	the filing of our amended and restated articles of incorporation with the State of Washington and the effectiveness of our amended and restated bylaws, which will occur on or prior to the closing of this offering;

•	the amendment and restatement of our 2005 Equity Incentive Plan, which will occur upon completion of this offering; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY FINANCIAL DATA
      You should read the summary financial data set forth below in conjunction with our financial statements, the notes to our financial statements, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.
      The following historical statement of operations data for the years ended December 31, 2003, 2004 and 2005, and the following historical balance sheet data as of December 31, 2005, have been derived from our audited financial statements appearing elsewhere in this prospectus. The following historical statement of operations data for the three months ended March 31, 2005 and 2006, and the following historical balance sheet data as of March 31, 2006, have been derived from our unaudited financial statements appearing elsewhere in this prospectus. The following historical statement of operations data for the years ended December 31, 2001 and 2002 have been derived from our unaudited financial statements that are not included in this prospectus. These unaudited financial statements have been prepared on a basis consistent with our audited financial statements and the notes thereto included elsewhere in this prospectus and include all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our results of operations and financial position for those periods and as of those dates. Our historical results of operations and financial position are not necessarily indicative of our results of operations or financial position to be expected for future periods or as of future dates.
      The pro forma net loss per share data and the weighted average shares used to compute pro forma net loss per share are unaudited and give effect to the conversion of all of our outstanding shares of Series A convertible preferred stock into                      shares of our common stock, which conversion will occur upon the closing of this offering, as if that conversion had occurred as of the date of issuance of that preferred stock.
      Until October 6, 2005, our business was part of Light Sciences Corporation. As a result, the following historical summary financial data as of dates and for periods prior to October 6, 2005 are derived from the books and records of Light Sciences Corporation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” and Note 1 to our financial statements included elsewhere in this prospectus.

									Three Months Ended
	Year Ended December 31,								March 31,

	2001	2002	2003		2004		2005		2005	2006

										(unaudited)
	(unaudited)	(unaudited)	(In thousands, except share and per share data)						(unaudited)
Statement of Operations Data:
Operating expenses:
License fees	$3,500	$—		$—		$—		$—	$—		$—
Research and development	5,932	5,292		2,977		6,115		5,879	1,491		2,550
General and administrative	4,817	1,312		1,408		2,433		2,712	531		898

Operating loss	(14,249)	(6,604)		(4,385)		(8,548)		(8,591)	(2,022)		(3,448)
Interest income (expense), net	—	(14)		(211)		(521)		211	(15)		600

Net loss	$(14,249)	$(6,618)		$(4,596)		$(9,069)		$(8,380)	$(2,037)		$(2,848)

Basic and diluted net loss per share(1)	$	$	$		$		$		$	$

Weighted average shares used to compute basic and diluted net loss per share(1)

Basic and diluted pro forma net loss per share (unaudited)							$			$

Weighted average shares used to compute basic and diluted pro forma net loss per share (unaudited)

(1)	See Note 2 to our financial statements for an explanation of the method used to calculate basic and diluted net loss per share and weighted average shares used to compute basic and diluted net loss per share.
      The following table presents our balance sheet data as of March 31, 2006:

•	on an actual basis;

•	on a pro forma basis assuming the conversion of all outstanding shares of our Series A convertible preferred stock into an aggregate of shares of our common stock as if that conversion had occurred as of March 31, 2006; and

•	on a pro forma as adjusted basis assuming the conversion of our Series A convertible preferred stock into common stock as described in the preceding bullet point and the receipt by us of the estimated net proceeds from the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if those transactions had occurred as of March 31, 2006.

	March 31, 2006

			Pro Forma as
	Actual	Pro Forma	Adjusted(1)

	(In thousands)
	(Unaudited)	(Unaudited)	(Unaudited)
Balance Sheet Data:
Cash, cash equivalents and short-term and long-term investments	$54,064	$54,064	$
Working capital	52,592	52,592
Total assets	55,245	55,245
Total liabilities	1,653	1,653
Series A convertible preferred stock	63,700	—	—
Total shareholders’ equity (deficit)	(10,108)	53,592

(1)	As described above, the pro forma as adjusted balance sheet data has been calculated using an assumed initial public offering price of $ per share. A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, respectively, the following items appearing in the pro forma as adjusted column of the above table of balance sheet data by the following amounts, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same:

Increase (Decrease)
in Unaudited Pro Forma
as Adjusted Amount

	$1.00 Increase in	$1.00 Decrease in
	Assumed Initial	Assumed Initial
	Public Offering	Public Offering
	Price Per Share	Price Per Share

(In thousands)
Pro forma as adjusted balance sheet data as of March 31, 2006:
Cash, cash equivalents and short-term and long-term investments	$	$
Working capital
Total assets
Total shareholders’ equity

Likewise, the pro forma as adjusted balance sheet data has been calculated assuming that we will issue a number of shares of common stock in this offering equal to the number of shares appearing on the cover page of this prospectus. A 100,000 share increase or decrease in the number of shares of common stock that we issue in this offering would increase or decrease, respectively, the following items appearing in the pro forma as adjusted column of the above table of balance sheet data by the following amounts, assuming an initial public offering price of $           per share:

Increase (Decrease)
in Unaudited Pro Forma
as Adjusted Amount

	100,000 Share	100,000 Share
	Increase in Number	Decrease in Number
	of Shares Issued	of Shares Issued

(In thousands)
Pro forma as adjusted balance sheet data as of March 31, 2006:
Cash, cash equivalents and short-term and long-term investments	$	$
Working capital
Total assets
Total shareholders’ equity

RISK FACTORS
      You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks occurs, we may be unable to conduct our business as currently planned and our financial condition and operating results could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment. Please read “Forward-Looking Statements.”
Risks Related to Our Business

We are a development-stage life sciences company with a limited operating history and a history of net losses and negative cash flow from operations. We may never be profitable, and if we incur operating losses and generate negative cash flow from operations for longer than expected, we may be unable to continue operations.
      We have a limited operating history as a separate entity upon which to evaluate our operations and future prospects. Until October 2005, our business was part of Light Sciences Corporation. We operated as a division of Light Sciences Corporation until December 2004, at which time we became a wholly owned subsidiary of Light Sciences Corporation. In October 2005, Light Sciences Corporation granted us a license and sublicense to use certain intellectual property that is critical to our business and transferred certain assets to us; we assumed certain liabilities of Light Sciences Corporation; we issued shares of our Series A convertible preferred stock to a group of investors for total net cash proceeds of approximately $57.8 million; and we issued additional shares of our Series A convertible preferred stock to an investor upon conversion of $6.25 million of loans that the investor had made to us, plus accrued interest. As a result of these transactions, Light Sciences Corporation ceased to be our majority shareholder and we began to operate as a company separate from Light Sciences Corporation. Therefore, there is little historical basis to assess how we will respond to competitive, economic or technological challenges. Our business and prospects must be considered in light of the risks and uncertainties frequently encountered by life sciences companies in the early stages of development.
      We have not generated any revenue and do not expect to generate revenues for at least the next several years. We have generated substantial net losses and negative cash flow from operations since we began our business as a part of Light Sciences Corporation. For example, for 2005 and the three months ended March 31, 2006, we incurred net losses of $8.4 million and $2.8 million, respectively, our net cash used in operating activities was $6.6 million and $3.2 million, respectively, and, at March 31, 2006, our accumulated deficit was $75.0 million. We expect to incur increasing and significant net losses and negative cash flow from operations for the foreseeable future as we hire additional employees, continue clinical trials, undertake new clinical trials, apply for regulatory approvals, make capital expenditures, continue development of our technology, expand our operations and incur the additional costs of operating as a public company. In addition, none of the products that we currently have under development has been approved by the Food and Drug Administration, or FDA, or any similar regulatory authority in any foreign country. Our ability to generate revenues from any of our product candidates will depend on a number of factors, including our ability to successfully complete clinical trials, obtain necessary regulatory approvals and negotiate arrangements with third parties to help finance the development of, and market and distribute, our products. In addition, even if we are successful in obtaining necessary regulatory approvals and bringing one or more product candidates to market, we will be subject to the risk that the marketplace will not accept those products. Moreover, we expect to increase our research and development and operating expenses and capital expenditures over the next several years as we expand our research and development activities and scale up our operations.
      Because of the numerous risks and uncertainties associated with our product development and commercialization efforts, we are unable to predict the extent of our future losses or when or if we will become profitable. Our failure to successfully commercialize our product candidates or to become and remain profitable would depress the market price of our common stock and impair our ability to raise capital, expand our business, diversify our product offerings and continue our operations.

We expect that our expenses will increase substantially following this offering.
      We expect that our expenses will increase substantially over at least the next several years. We anticipate that our research and development expenses and general and administrative expenses will increase significantly as we expand our research and development activities, undertake clinical trials, hire additional employees and build our operations. We also anticipate increases in contract manufacturing costs associated with the production of our product candidates. We expect our capital expenditures to increase substantially in the future, primarily for the purchase of tooling to manufacture our product candidates at higher volume. In addition, we will incur significant additional legal, accounting, insurance and other expenses as a result of being a public company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” and “— Future Capital Requirements.” We will also incur stock-based compensation expense in connection with stock options granted through December 31, 2005 and, effective January 1, 2006, we began expensing amounts relating to stock options granted on and after that date under the provisions of Statement of Financial Accounting Standards No. 123R. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation Expense.” All of the foregoing will adversely affect our results of operations in future periods.

If we do not achieve our projected development goals in the timeframes we announce and expect, the commercialization of our product candidates may be delayed.
      For planning purposes, we estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. From time to time, we publicly announce the expected timing of some of these milestones. These milestones are based on a variety of assumptions and are subject to numerous risks and uncertainties. There is a risk that we will not be successful in achieving these milestones at all. Even if we are successful in achieving these milestones, the actual timing of the achievement of these milestones can vary dramatically compared to our estimates — in many cases for reasons beyond our control — depending on numerous factors, including:

•	the rate of progress, costs and results of our clinical trial and research and development activities;

•	our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	the extent of scheduling conflicts with participating clinicians and clinical institutions;

•	whether we or our competitors receive approval from the FDA and other regulatory agencies;

•	other actions by regulators, including actions related to a class of products;

•	our ability to access sufficient, reliable and affordable supplies of components used in the manufacture of our product candidates, particularly because we have only a single supplier of each of the primary components used in our Litx system;

•	the costs of expanding and maintaining outsourced manufacturing operations; and

•	our ability to enter into agreements with third parties to assist in developing our product candidates and actions taken by those parties in supporting and prosecuting clinical development programs.
      If we do not meet the milestones for our product candidates, or if we are delayed in achieving any of these milestones, the development and commercialization of our product candidates in the United States or abroad may be prevented or delayed and our license and sublicense to use patents and other intellectual property vital to our business may be terminated or limited. A delay or failure in the commercialization of our product candidates or any loss or limitation of our license or sublicense to use patents or other intellectual property could make it impossible or difficult to continue our business and cause the market price of our common stock to decline.

We must enter into agreements with one or more third parties to help finance the costs of developing, and to market and distribute, our product candidates, and we may not be able to enter into those agreements on terms acceptable to us or at all.
      We do not have a sales force and do not intend to build a sales force or marketing capabilities. As a result, we will rely on third parties to sell and market our product candidates. Although we are actively seeking to enter into collaborative sales and marketing agreements, we do not currently have any such agreements in place. We cannot assure you that we will be able to establish marketing, distribution or sales arrangements with third parties on terms satisfactory to us or at all, or that any arrangements that we enter into will result in the type of collaborative relationship with the third party that we are seeking or result in significant revenues to us.
      If we enter into marketing, sales or distribution arrangements, any third parties with which we may establish those arrangements may have significant control over important aspects of the commercialization of our products. Among other things, these third parties may control pricing decisions, market identification, marketing methods and promotional activities. As a result, we may have limited or no control or influence over these activities, and our success may depend entirely on the marketing, sales and distribution decisions made by these third parties.
      We will require substantial additional capital in order to bring our proposed products to market. Our strategy is to require that any third parties with whom we enter into agreements to sell and market our products also agree to contribute to the costs of developing our products. However, we cannot assure you that any third parties will be willing to provide this financing to us at all, and any third-party financing that is provided to us in this manner may not be on terms that are satisfactory to us. If we do not obtain necessary financing in this manner, we will need to seek additional sources of capital to develop and commercialize our products. We cannot assure you that we will be successful in commercializing our products without third party financing. Even if we obtain financing for the commercialization of our products, the terms of any financing we may obtain could adversely affect the economic and other interest of holders of our common stock. Any failure to obtain financing necessary to develop and commercialize our products would have a material adverse effect on our business.

Our plan to use collaborative arrangements with one or more third parties to help finance and to market and sell our product candidates may not be successful.
      As discussed in the preceding risk factor, we are actively seeking to enter into collaborative agreements to sell and market, and to help finance the costs of developing, our products. Establishing collaborations is difficult and time-consuming. To date, we have no such agreements. Our discussions with potential collaborators may not lead to the establishment of collaborations on favorable terms, or at all. For example, potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position. Even if we successfully establish collaborations, these relationships may never result in the successful development or commercialization of our product candidates or the generation of revenue.
      Management of any collaboration we may establish in the future will require:

•	significant time and effort from our management team;

•	coordination of our research and development programs with the research and development priorities of our collaborators; and

•	effective allocation of our resources.
      The success of any collaboration will be dependent upon the commitment of our collaborators and the timely performance of their obligations, both of which are beyond our control. The terms of any such collaborations may permit our collaborators to abandon the alliance at any time for any reason or prevent us from terminating arrangements with collaborators who do not perform in accordance with our expectations. In addition, any third parties with which we collaborate may have significant control over important aspects of the development and commercialization of our products, including research and development, market identification, marketing methods, pricing, composition of sales force and promotional activities. We cannot assure you that we will be able to control or influence the amount and timing of resources that any collaborator may devote to our research and development programs or the commercialization, marketing or distribution of our products. We may not be able to prevent any collaborators from pursuing alternative technologies or products that could result in the development of products that compete with our product candidates or the withdrawal of their support for our products. The failure of any such collaborations could have a material adverse effect on our business.
      Furthermore, dependence on collaborative arrangements will subject us to a number of additional risks, including:

•	our collaborators may experience financial difficulties;

•	business combinations or significant changes in a collaborator’s business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement with us; and

•	our collaborators may operate in countries where their operations could be adversely affected by changes in the local regulatory environment or by political unrest.

If we are unable to obtain sufficient quantities of the LED array, light-activated drug or other components used in our product candidates, our clinical trials may be delayed and, if regulatory approvals are received, the subsequent commercialization of our product candidates may be impaired.
      We do not manufacture, and do not intend to manufacture, any of the drugs or devices that are components of our product candidates. As a result, the shortage of any component used in our product candidates may delay our clinical trials and, if we receive necessary regulatory approvals, may impair our ability to commercialize those products. In particular, the production of our LED array is highly complex and involves substantial know-how and other proprietary information, and we currently have only one supplier of the LED array. Likewise, an essential ingredient used to manufacture LS11, the light-activated drug that is used in our Litx system, is currently produced by only one manufacturer that has limited manufacturing capacity. In addition, we currently have only a single supplier of each of the other primary components used in our Litx system. We cannot assure you that we would be able to find additional or replacement suppliers for the LED array, the essential ingredient of LS11 or any of these other components on a timely basis, on terms favorable to us or at all. As a result, there is a risk that we may not be able to obtain sufficient quantities of our LED array, LS11 or the other components used in our Litx system, any of which could have a material adverse effect on our clinical trials and our product development and commercialization efforts.

Before we can seek regulatory approval of any of our potential products, we must successfully complete clinical trials, the results of which are uncertain. If our clinical trials are unsuccessful or significantly delayed, or if we do not complete our clinical trials, we will not be able to commercialize our potential products.
      We have expended significant time, money and effort in the development of Litx, a light-activated treatment for solid tumors. Litx is still in clinical testing, has not yet received approval from the FDA or any similar foreign regulatory authority for any indication and may never be commercialized in the United States or other countries.
      To obtain regulatory approvals, we must, among other requirements, provide the FDA and similar foreign regulatory authorities with preclinical and clinical data that demonstrate that our product candidates are safe and effective for each indication before they can be approved for commercialization. The preclinical testing and clinical trials of any product candidates must comply with the regulations of the FDA and other governmental authorities in the United States and similar agencies in other countries.
      Clinical development is a long, expensive and uncertain process and is subject to delays and to the risk that our product candidates may ultimately prove unsafe or ineffective in treating the indications for which they are designed. Completion of the necessary clinical trials usually takes several years or more. We cannot assure you that we will successfully complete clinical testing within the time frame we have planned, or at all. Even if we achieve positive interim results in clinical trials, these results do not necessarily predict final results, and positive results in early trials may not be indicative of success in later trials. In particular, although Phase IIb clinical trials for the use of Litx in the treatment of metastatic colorectal cancer have been completed, there is a risk that subsequent clinical trials for this and other indications will prove unsuccessful. A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.
      We may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent us from receiving regulatory approval or commercializing our product candidates, including the following:

•	the FDA or similar foreign regulatory authorities may find that any product candidate is not sufficiently safe or effective;

•	officials at the FDA or similar foreign regulatory authorities may interpret data from preclinical testing and clinical trials differently than we do;

•	the FDA or similar foreign regulatory authorities may find our suppliers’ manufacturing processes or facilities unsatisfactory;

•	the FDA or similar foreign regulatory authorities may change their approval policies or adopt new regulations that may negatively affect or delay our ability to bring a product candidate to market;

•	our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing or to abandon programs;

•	interim results of preclinical or clinical studies may not be indicative of results in future trials;

•	we may not be able to adequately follow and monitor patients after treatment;

•	we may experience difficulties in managing multiple clinical sites;

•	trial results may not meet the level of statistical significance required by the FDA or other regulatory authorities;

•	enrollment in our clinical trials for our product candidates may occur more slowly than we anticipate, or we may experience high drop-out rates of subjects in our clinical trials, resulting in significant delays;

•	we may experience delays in reaching agreement on acceptable terms with third-party research organizations and trial sites that will conduct the clinical trials;

•	our product candidates may be deemed unsafe or ineffective, or perceived as being unsafe or ineffective, by health care providers for a particular indication;

•	our product candidates may have undesirable side effects, or patients may report effects not related to our products;

•	we may be unable to obtain sufficient quantities of the drugs, light-generating devices or other components of our product candidates for use in clinical trials;

•	there may be delays or failure in obtaining approval of our clinical trial protocols from the FDA or other regulatory authorities;

•	there may be delays in obtaining institutional review board approvals or government approvals to conduct clinical trials at prospective sites; and

•	we, or regulators, may suspend or terminate our clinical trials because the participating patients are being exposed to unacceptable health risks.

      Failures or perceived failures in our clinical trials would delay and may prevent our product development and regulatory approval process, make it difficult for us to establish collaborations, negatively affect our reputation and competitive position, and otherwise have a material adverse effect on our business.

We may not be successful in performing additional clinical trials in other indications.
      If our product candidates are approved for one or more initial indications and are successfully commercialized, our strategy calls for performance of additional clinical trials in other indications. We may not be able to initiate such additional trials due to a number of factors, including the following:

•	we may not have sufficient financial or other resources to undertake such trials;

•	we may be unable to secure sufficient support from leading authorities or influential parties in the new sub-specialty to build trial protocols and support for conduct of a new trial;

•	there may not be sufficient market size to warrant product development in other new indications; and

•	the health care community may believe that our products are limited in use to the already-approved indications.
      Any failure to initiate additional clinical trials in other indications could have a material adverse effect on our business.

We may be unable to enroll a sufficient number of patients to complete our clinical trials.
      Our clinical trials may be suspended at any time for a variety of reasons. Completion of clinical trials depends on, among other things, our ability to enroll a sufficient number of patients, which is a function of many factors, including:

•	the therapeutic endpoints chosen for evaluation;

•	proximity of patients to clinical sites;

•	the eligibility criteria for participation in the clinical trials;

•	the size of the patient population required for meaningful analysis of the trial results;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	our ability to obtain and maintain patient consents;

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion; and

•	competition for patients by clinical trial programs for other treatments.
      We may experience difficulties in enrolling patients in our clinical trials, which could increase the costs or affect the timing or outcome of these trials and could prevent us from completing these trials.

We depend on third parties to assist us in the conduct of our preclinical studies and clinical trials, and any failure of those parties to fulfill their obligations could result in costs and delays and prevent us from obtaining regulatory approval or successfully commercializing our product candidates.
      We engage consultants and contract research organizations to help design and to assist us in conducting our preclinical studies and clinical trials and to collect and analyze data from those studies and trials. The consultants and contract research organizations we engage interact with clinical investigators to enroll patients in our clinical trials. As a result, we depend on these clinical investigators and contract research organizations to perform the studies and trials in accordance with the investigational plan and protocol for each product candidate and in compliance with regulations and standards, commonly referred to as good clinical practice, for conducting, recording and reporting results of clinical trials to assure that the data and results are credible and accurate and the trial participants are adequately protected, as required by the FDA and foreign regulatory agencies. We may face delays in our regulatory approval process if these parties do not perform their obligations in a timely or competent fashion or if we are forced to change service providers. This risk is heightened for our clinical trials conducted outside of the United States, where it may be more difficult to ensure that studies are conducted in compliance with FDA and other regulatory requirements. In that regard, we expect that we will continue to rely significantly upon the enrollment of patients at clinical sites outside of the United States. Any third parties that we hire to conduct clinical trials may also provide services to our competitors, which could compromise the performance of their obligations to us. If these third parties do not successfully carry out their duties or meet expected deadlines, or if the quality, completeness or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical trial protocols or for other reasons, our preclinical studies and clinical trials may be extended, delayed or terminated or may otherwise prove to be unsuccessful. If there are delays or failures in testing or regulatory approvals as a result of the failure to perform by third parties, our development costs will increase, and we may not be able to obtain regulatory approval for our product candidates. In addition, we may not be able to establish or maintain relationships with these third parties on favorable terms, if at all. If we need to enter into replacement arrangements because a third party is not performing in accordance with our expectations, we may not be able to do so without undue delays or considerable expenditures or at all.

We may be unable to satisfy the rigorous government regulations relating to the development and commercialization of our product candidates.
      We are and will continue to be subject to significant regulatory approval requirements, both in the United States and abroad, which could delay, prevent or limit our ability to market our product candidates. The process of obtaining these approvals and the subsequent compliance with appropriate United States and foreign statutes and regulations are time-consuming and require the expenditure of substantial resources. Changes in the regulatory approval policy during the development period of any of our product candidates, changes in or the enactment of additional regulations or statutes, or changes in regulatory review practices for a submitted product application may cause a delay in obtaining, or the rejection of, an application for regulatory approval. Any failure or delay in receiving the regulatory approvals necessary to commercialize our product candidates could have a material adverse effect on our business.
      Our research and development activities, as well as the manufacturing and marketing of any product candidates for which we receive regulatory approval, are subject to intensive regulation, including regulation for safety, efficacy and quality by the FDA and, to a lesser extent, by other federal agencies, such as the Consumer Product Safety Commission, the Drug Enforcement Administration, the Federal Trade Commission, the Environmental Protection Agency, and state governmental agencies in the United States and comparable governmental authorities in the European Union and other foreign markets. Any failure to meet the requirements of these regulations, whether by us or by any third parties that conduct our preclinical studies or clinical trials or manufacture or market our products, could require that we cease selling a given product until we or they are once again in regulatory compliance.

We may be unable to obtain FDA approval for our product candidates, and if we do not obtain FDA approval for at least one indication, we may be forced to cease our operations.
      FDA regulations are wide-ranging and govern, among other things:

•	product design, development, manufacture and testing;

•	product safety and efficacy;

•	product labeling;

•	product storage and shipping;

•	record keeping;

•	pre-market clearance or approval;

•	advertising and promotion; and

•	product sales and distribution.

      We intend to seek FDA approval of Litx initially to treat hepatoma, metastatic colorectal cancer and glioma, and will only be able to market Litx in the United States for indications for which we receive FDA approval. We will need separate FDA approval supported by a separate clinical trial for each proposed indication for Litx. For each indication, the FDA’s marketing approval process requires expensive clinical trials and other significant expenses and the outcome is uncertain. We cannot assure you that we will obtain FDA approval to market Litx in the United States for any indication in a timely manner or at all. If we fail to obtain FDA approval for at least one indication, we will not be permitted to market Litx in the United States and may be forced to cease our operations.
      Any changes to either LS11, the light-activated drug that is integral to Litx, or our single-use flexible LED that is used to activate LS11, including any change in our suppliers, could result in FDA requirements to repeat certain clinical studies. We are currently considering several new suppliers for a number of the components our Litx system, and any such change could substantially extend the time necessary to complete our clinical trials and otherwise have a material adverse effect on our business.
      As part of the approval process in the United States, we are required to submit a new drug application to the FDA for each proposed indication. The FDA may not approve in a timely manner, or at all, any new drug application we submit. If we are unable to submit a new drug application for a product for treatment of a proposed indication, or if any new drug application we submit for use of a product in connection with a proposed indication is not approved by the FDA, we will be unable to commercialize that product for that indication in the United States. The FDA can and does reject new drug applications, and often requires additional clinical trials, even when product candidates performed well or achieved favorable results in large-scale Phase III clinical trials. The FDA imposes substantial requirements on the introduction of pharmaceutical products through lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures. Satisfaction of these requirements typically takes several years and the time required to do so may vary substantially based upon the type and complexity of the pharmaceutical product.

If we fail to obtain regulatory approvals in countries other than the United States for our product candidates under development, we will not be able to market our product candidates in such countries.
      The requirements governing the conduct of clinical trials and manufacturing and marketing of our product candidates outside the United States vary widely from country to country. Foreign approvals may take longer to obtain than FDA approvals and can require, among other things, additional testing and different clinical trial designs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval processes. Some foreign regulatory agencies also must approve prices of the products. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. We may not be able to file for regulatory approvals and may not receive necessary approvals to market our product candidates in any foreign country. If we fail to comply with these regulatory requirements or obtain and maintain required approvals in any foreign country, we will not be able to sell our product candidates in that country and our ability to generate revenue will be adversely affected.

Even if some of our product candidates receive regulatory approval, these approvals may be subject to conditions, and we and the manufacturers producing the components of our proposed products will in any event be subject to significant ongoing regulatory obligations and oversight.
      The manufacture, marketing and sale of our product candidates will be subject to stringent and ongoing government regulation. Conditions of approval, such as limiting the category of patients who can use the product, may significantly impact our ability to commercialize the product and may make it impossible for us to market a product profitably. Changes we may desire to make to an approved product, such as manufacturing changes or revised labeling, may require further regulatory review and approval, which could prevent us from updating or otherwise changing an approved product. In that regard, if Litx is approved by the FDA or other regulatory authorities for the treatment of any indications, regulatory labeling may specify that Litx be used in conjunction with other therapies, such as chemotherapy.

      Once obtained, regulatory approvals may be withdrawn for a number of reasons, including the later discovery of previously unknown problems with the product. Regulatory approval may also require costly post-marketing follow-up studies, and failure of our product candidates to demonstrate sufficient efficacy and safety in these studies may result in either withdrawal of marketing approval or severe limitations on permitted product usage. In addition, numerous additional regulatory requirements relating to, among other processes, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record-keeping will also apply. Furthermore, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. Because we will rely on third parties for the manufacturing of our product candidates, including the manufacturing of LS11 and the LED array used in our Litx system, and for the marketing and sale of our product candidates, any failure by a third party that manufactures, markets or sells our product candidates to comply with regulatory requirements could adversely affect our ability to market our product candidates.
      In addition, even if regulatory clearances or approvals for our potential products are obtained, our products and the facilities manufacturing our products will be subject to continued review and periodic inspections by regulatory authorities. For example, as a condition of approval of a new drug application, the FDA may require us to engage in post-marketing testing and surveillance and to monitor the safety and efficacy of our products. Holders of an approved new drug application are required to report certain adverse events involving their drugs and devices to the FDA, to provide updated safety and efficacy information, and to comply with requirements concerning the advertisement and promotional labeling of their products. In addition, manufacturing facilities are subject to periodic inspections by the FDA to confirm that the facilities comply with the FDA’s current good manufacturing practices if the facility manufactures drugs, and quality system regulations if the facility manufactures devices. Foreign regulatory agencies, for example, the International Standards Organization and the European authorities related to obtaining a “CE mark” on a device in Europe, may also impose similar requirements on us and conduct similar inspections of the facilities that manufacture the drugs and devices used in our Litx system. As a result, even if we obtain necessary regulatory approvals to market our product candidates for any indication, any adverse results, circumstances or events that are subsequently discovered, or any inspection of any manufacturing facility, could require that we cease marketing the product for that indication or expend money, time and effort to ensure full compliance, which could have a material adverse effect on our business.
      In response to recent events regarding questions about the safety of certain approved prescription products, including the lack of adequate warnings, the FDA and the United States Congress are currently considering new regulatory and legislative approaches to advertising, monitoring and assessing the safety of marketed drugs, including legislation authorizing the FDA to mandate labeling changes for approved pharmaceutical products, particularly those related to safety. It is possible that congressional and FDA initiatives pertaining to ensuring the safety of marketed drugs and similar initiatives in other countries, or other developments pertaining to the pharmaceutical industry, could require us to expend additional resources to comply with such initiatives and adversely affect our operations.

If we do not comply with regulatory requirements at any stage, whether before or after marketing approval is obtained, we may be subject to criminal prosecution, fined or forced to remove a product from the market or experience other adverse consequences, including restrictions or delays in obtaining marketing approval.
      Any failure by us, or any third parties that manufacture or may market our products, to comply with the law, including statutes and regulations, administered by the FDA or other United States or foreign regulatory authorities, could result in, among others, any of the following actions:

•	warning letters;

•	fines and other civil penalties;

•	unanticipated expenditures;

•	suspension of regulatory approvals and the resulting requirement that we suspend sales of products;

•	refusal to approve pending applications or supplements to approved applications;

•	export or import restrictions;

•	product recall or seizure;

•	interruption of production;

•	operating restrictions;

•	closure of the facilities used by third parties to manufacture our products;

•	injunctions; and

•	criminal prosecution.
      Any of the foregoing actions could have a material adverse effect on our business. Because we expect to rely on third parties to manufacture and distribute our products, our ability to ensure compliance with the law, and thereby avoid being subject to the foregoing actions, will to a large degree be out of our control.

Even if we obtain FDA approval of our product candidates, these products could be recalled.
      The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of any failure to comply with applicable laws and regulations or defects in design or manufacture. In the event any of our product candidates receives approval and is commercialized, a government-mandated or voluntary product recall by us could occur as a result of component failures, device malfunctions, or other adverse events, such as serious injuries or deaths, or quality-related issues such as manufacturing errors or design or labeling defects. Recalls of any of our potential products could divert managerial and financial resources, harm our reputation and adversely affect our financial condition, results of operations and stock price.

Light Sciences Corporation and potential licensees and other users of LS11 or the LED array may experience adverse events, including unfavorable results in clinical trials.
      We have the right to use LS11 and certain related intellectual property pursuant to a sublicense agreement with Light Sciences Corporation. This sublicense agreement is exclusive to the field of oncology, but not other fields. Light Sciences Corporation is currently seeking to develop light-activated therapies using LS11 to treat medical conditions outside the field of oncology. In addition, LS11 is currently marketed in Japan for the treatment of early-stage bronchopulmonary cancer, and Meiji Seiki Kaisha, Ltd. (or “Meiji”) or Light Sciences Corporation may license the use of LS11 to third parties for use in other fields in the future. In addition, patents covering LS11 have expired in the United States and most other major countries, which means that third parties could use LS11 without obtaining a license from Meiji or Light Sciences Corporation. We will not have control over any other users of LS11, including Meiji and Light Sciences Corporation, with respect to the design and conduct of any clinical trials or otherwise. If Light Sciences Corporation or any of those third parties experience adverse events in their clinical trials using LS11, or if adverse events occur in the use of LS11 to treat early-stage bronchopulmonary cancer, our ability to use LS11 in clinical trials or to obtain regulatory approvals for Litx may be delayed, restricted or prevented, which may have a material adverse effect on our business.
      Similarly, we license from Light Sciences Corporation certain patents and other intellectual property relating to, among other things, the technology used in the LED array that is part of our Litx system. Light Sciences Corporation is currently seeking to develop light-activated therapies using this LED technology to treat medical conditions outside the field of oncology. In addition, Light Sciences Corporation may in the future grant licenses and sublicenses to third parties to use these patents and other intellectual property in connection with the treatment of other diseases and for other purposes. We will not have control over any other users of the LED array or related technology with respect to the design and conduct of any clinical trials or otherwise. Our ability to use the LED array in clinical trials or to obtain regulatory approvals for Litx may be delayed, restricted or prevented if Light Sciences Corporation or these licensees experience adverse events in their clinical trials using the LED array or related technology, which may have a material adverse effect on our business.

Light Sciences Corporation and other licensees and third parties may develop light-activated products for the treatment of indications outside the field of oncology, and may use the names “Light Sciences” and “Litx” in connection with those products, which may dilute our brand and result in confusion in the marketplace.
      Light Sciences Corporation owns the patents and related intellectual property relating to the LED device used in the Litx system and has an exclusive worldwide (except in Japan) license to use LS11 in connection with the treatment of disease in humans and animals, and “Light Sciences,” “Light Infusion Technology,” and “Litx” are registered trademarks of Light Sciences Corporation. Our exclusive license and sublicense agreements with Light Sciences Corporation restrict our rights to this intellectual property to the field of oncology. As a result, Light Sciences Corporation and its third party licensees, if any, may use its light-activated technology, including the Litx system, as well as these trademarks, in connection with products for the treatment of indications outside the field of oncology. Light Sciences Corporation is currently seeking to develop products using its light-activated technology for the treatment of indications outside of the field of oncology, including indications in the fields of cardiology and ophthalmology. Light Sciences Corporation is conducting some of these development activities through subsidiaries and, if those efforts are successful, it is possible that those subsidiaries may in the future become independent companies. We do not have, and do not expect to have in the future, control over the activities of Light Sciences Corporation or any of these third parties with respect to the development or marketing of any such products. The development and marketing of products using light-activated technology similar to ours, and the use of the “Litx” and “Light Sciences” trademarks in connection with those products, could result in the dilution of our brand, substantial confusion in the marketplace and otherwise adversely affect our operations. In addition, adverse events or developments with respect to Light Sciences Corporation or any third party marketing products and therapies using the Litx system or other similar technology or using any of these trademarks could adversely affect our business and reputation.

If our product candidates do not become widely accepted by physicians, patients, third-party payors and the health care community, we may be unable to generate significant revenue, if any.
      Our product candidates are new and unproven. Even if our product candidates obtain regulatory approvals, they may not gain market acceptance among physicians, patients, health care insurers or other third-party payors and the health care community. Moreover, the adoption by the health care community of new methods of treating disease, particularly cancer, is generally a slow process based on extensive clinical research. We cannot predict or guarantee that physicians, patients, health care insurers, third-party payors or health maintenance organizations, or the health care community in general, will accept or utilize any of our products.
      If we are successful in obtaining regulatory approvals for any of our product candidates, the degree of market acceptance of those products will depend on many factors, including:

•	our ability to provide acceptable evidence of, and the perception of patients and the health care community, including third-party payors, regarding, the safety and efficacy and potential advantages of our products over existing treatment methods;

•	the incidence and severity of any adverse side effects;

•	the availability of alternative treatments;

•	the labeling requirements imposed by the FDA and foreign regulatory agencies, including the scope of approved indications and any safety warnings;

•	our ability to enter into agreements with third parties to help finance the development of, and to market, our products, and the effectiveness of our or these third parties’ marketing strategies;

•	our ability to obtain sufficient third-party insurance coverage or reimbursement for our products;

•	the inclusion of our products on insurance company coverage policies and formularies;

•	the willingness and ability of patients and the health care community to adopt new technologies;

•	the procedure time associated with the use of the products;

•	the ability of third parties to manufacture our products in sufficient quantities with acceptable quality and at an acceptable cost;

•	the convenience and ease of administration of our products relative to existing treatment methods;

•	the pricing, coverage and reimbursement of our products relative to existing treatment alternatives and methods; and

•	marketing and distribution support for our products.
      Failure to achieve market acceptance would limit our ability to generate revenue and would have a material adverse effect on our business. In addition, if any of our product candidates achieve market acceptance, we may not be able to maintain that market acceptance over time if competing products or technologies are introduced that are received more favorably or are more cost-effective.

There is substantial uncertainty as to the coverage that may be available and the reimbursement rates that may be established for our product candidates. Any failure to obtain third-party coverage or an adequate level of reimbursement for our product candidates will likely have a material adverse effect on our business.
      We have not yet submitted any of our product candidates to the Centers for Medicare and Medicaid Services or any private or governmental third-party payor to determine whether or not they will be covered under private or public health insurance plans or, if they are covered, what coverage or reimbursement rates may be available. We expect to seek to have our entire Litx system reimbursed as a drug. However, there is substantial uncertainty as to whether our Litx system will be eligible for coverage and reimbursement solely as a drug or whether separate coverage and reimbursement will be required for the drug and device components of the system. In addition, although we believe physicians may be entitled to some procedure reimbursement for Litx, we cannot assure you that such reimbursement will be adequate or available at all.
      Our revenues will depend upon the coverage and reimbursement rates and policies established for our product candidates by third-party payors, including governmental authorities, managed-care providers, public health insurers, private health insurers and other organizations. These third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new health care products approved for marketing by the FDA or regulatory agencies in other countries. As a result, significant uncertainty exists as to whether newly approved medical products will be eligible for coverage by third-party payors or, if eligible for coverage, what the reimbursement rates will be for those products. Accordingly, we cannot assure you that adequate third-party coverage or reimbursement will be available for any of our product candidates to allow us to successfully commercialize these product candidates.
      Coverage and reimbursement rates for our product candidates may be subject to increased restrictions both in the United States and in other countries in the future. Coverage policies and reimbursement rates are subject to change and we cannot guarantee that current coverage policies and reimbursement rates will be applicable to our product candidates in the future. U.S. federal, state and foreign agencies and legislatures from time to time may seek to impose restrictions on coverage, pricing, and reimbursement level of drugs, devices and health care services in order to contain health care costs. New legislation, regulations or coverage or reimbursement policies of third-party payors may materially adversely affect our ability to successfully commercialize these product candidates.
      In many countries, the pricing of prescription pharmaceutical products and services and the level of reimbursement are subject to substantial control. Reimbursement and health care payment systems in international markets vary significantly by country, and may include both government-sponsored health care and private insurance. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to produce clinical data, which may involve one or more additional clinical trials, that compares the cost-effectiveness of our products to other available therapies. We may not obtain coverage or reimbursement or pricing approvals from foreign countries in a timely manner, or at all. Any failure to receive coverage or reimbursement or pricing approvals from one or more foreign countries could effectively prevent us from selling our product candidates in those countries, which could materially adversely affect our business.

We do not have manufacturing facilities and therefore depend on third parties to manufacture our product candidates and supply components used in our product candidates, which limits our ability to control costs and to develop and commercialize products on a timely and competitive basis.
      All of our manufacturing is presently outsourced to third parties and we have no plans to develop internal manufacturing capabilities. For example, we rely on one company to manufacture the active pharmaceutical ingredient that is used in LS11, another company to manufacture LS11 using this ingredient and another company to manufacture the LED array used to activate LS11. We do not have long-term supply arrangements with these or any of our other third-party suppliers or manufacturers. We are subject to several risks associated with our reliance on third-party suppliers and manufacturers, including the following:

•	Third-party suppliers or manufacturers may encounter difficulties in achieving volume production, quality control, and quality assurance and also may experience shortages in qualified personnel.

•	The facilities used by our third-party suppliers or manufacturers may be subject to inspection by the FDA or other governmental authorities for compliance with current good manufacturing practices requirements (for drugs) and International Standards Organization, CE marking and quality systems regulations requirements (for devices) before the respective product candidates can be approved. If these facilities do not receive a satisfactory current good manufacturing practices, International Standards Organization, CE mark or quality systems regulations inspection or clearance without inspection, we may need to fund modifications or improvements to the manufacturing or production processes or facilities, conduct additional validation studies, or find alternative suppliers, manufacturers or manufacturing or supply facilities, any of which would result in significant cost to us as well as significant delays in obtaining approval for our product candidates.

•	If we receive necessary approvals to distribute our potential products commercially, our third-party suppliers or manufacturers will be subject to ongoing periodic, unannounced inspections by the FDA and other governmental authorities to ensure compliance with current good manufacturing practices requirements for drugs, quality systems regulations requirements for medical devices, and other United States and foreign governmental regulations and standards. We do not and will not have control over compliance by our third-party suppliers or manufacturers with these regulations and standards. Our present or future third-party suppliers or manufacturers may not be able to comply with current good manufacturing practices requirements, quality systems regulations requirements and other FDA requirements or similar regulatory requirements outside the United States. For example, the requirements of the International Standards Organization apply to products manufactured for sale outside the United States and CE mark requirements apply to devices sold in Europe.

•	Third-party suppliers or manufacturers may breach the agreements that we enter into with them because of factors beyond our control, or may terminate or fail to renew supply or manufacturing agreements based on their own business priorities at a time that is costly or inconvenient for us.

•	If we need to change suppliers or manufacturers, the FDA and similar foreign regulatory agencies may need to approve these suppliers or manufacturers before we are allowed to use ingredients and components that they provide to us. Such approvals may require testing and pre-approval inspections to ensure compliance with FDA and foreign regulations and standards, all of which could result in substantial delays in the manufacture of our potential products as well as significant expense to us.

•	Our suppliers or manufacturers may not be able to supply critical materials in commercial quantities. For example, the manufacturer of an essential ingredient of LS11 currently has limited production capacity.

•	The complex technology and proprietary information involved in manufacturing our LED array may make it difficult or impossible for us to find a replacement for our current single-source supplier of that array.
      In the event of a supply disruption or deterioration in product quality from a third-party supplier or manufacturer, or in the event that a third-party supplier or manufacturer is unable to supply the quantities we require, we would need to identify alternative supply or manufacturing sources or identify and qualify new suppliers or manufacturers. We may not be able to identify or qualify such new suppliers or manufacturers in a timely manner, or at all, or obtain a sufficient allocation of their capacity to meet our requirements, and it is likely that identifying and qualifying any new suppliers or manufacturers would take a substantial period of time. Any failure to establish and maintain relationships with third parties for our supply or manufacturing requirements on commercially acceptable terms could have a material adverse effect on us, and the time that would likely be required to identify and qualify any new third-party suppliers or manufacturers could have a material adverse effect on us. In addition, a failure by our third-party suppliers or manufacturers to comply with the above requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any items supplied by third-party suppliers or manufacturers is compromised due to their failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our potential products.

We may not be able to effectively manage our future growth.
      If we are able to commercialize one or more of our product candidates, we may not be able to manage future growth following such commercialization because:

•	we may be unable to effectively manage our personnel and financial operations;

•	we may be unable to hire or retain key management and staff; and

•	commercial success may stimulate competitive challenges that we may be unable to meet, resulting in declining market share and sales of our products.
      Any inability to manage our growth effectively could adversely affect our business.

Our efforts to develop and commercialize new indications for Litx beyond hepatoma, metastatic colorectal cancer and glioma are at an early stage and are subject to a high risk of failure.
      A key element of our strategy is to develop and commercialize Litx for new indications. Programs to develop new indications require substantial technical, financial and human resources, whether or not any indications are ultimately commercialized. Our programs may initially show promise in developing potential indications, yet fail to yield indications for commercialization for many reasons, including the following:

•	the research may not be successful in developing potential indications;

•	there is a high rate of attrition for indications in clinical trials;

•	competitors may develop alternatives that render the use of Litx for certain indications obsolete; and

•	the application of Litx to other indications may on further study be shown to have harmful side effects and may be subject to procedural difficulties and reimbursement issues or other characteristics that indicate it is unlikely to be effective or successful in the marketplace.
      Any failure to develop and commercialize new indications for the use of Litx beyond hepatoma, metastatic colorectal cancer and glioma could have a material adverse effect on our business.

Expansion into international markets is important to our long-term success, and our inexperience in operations outside the United States increases the risk that our international operations may not be successful.
      We believe that our future growth depends on obtaining regulatory approvals to sell our product candidates in foreign countries and our ability to sell our product candidates in those countries. We have only limited experience with operations outside the United States. Our goal of selling our products into international markets will require management attention and resources and is subject to inherent risks, which may adversely affect us, including:

•	unusual or burdensome foreign laws or regulations and unexpected changes in regulatory requirements, including potential restrictions on the transfer of funds;

•	foreign currency risks;

•	political instability, including adverse changes in trade policies between countries in which we may maintain operations;

•	longer accounts receivable payment cycles and difficulties in collecting payments; and

•	less effective protection of our intellectual property.
      These factors and other factors could adversely affect our ability to execute our international marketing strategy or otherwise have a material adverse effect on our business.

Our success depends on the protection of our intellectual property rights, particularly the patents that have been licensed and sublicensed to us, and our failure to secure these rights would materially harm our business.
      Our success depends, in part, on our ability to maintain protection for our products and technologies under the patent laws of the United States and other countries. The degree of future protection for our intellectual property rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. In addition, we do not own any of the patents or patent applications that are vital to our business and we rely on our rights under a license agreement and sublicense agreement with Light Sciences Corporation and on Light Sciences Corporation’s rights under a license and supply agreement, which we sometimes refer to as the “Meiji License Agreement,” among Light Sciences Corporation, Meiji and Nippon Petrochemicals Co., Ltd., or Eneos, for the right to use all of these critical patents and patent applications in our business. For example:

•	the owners or other inventors of the patents that have been licensed to us may not have been the first to file patent applications for these inventions and we or they might not have been the first to make the inventions covered by their patent applications and issued patents;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	the patents and the patent applications that have been licensed to us may not encompass commercially viable products, may not provide us with any competitive advantages, or may be challenged by third parties;

•	the patents and the patent applications that have been licensed to us may not be valid or enforceable; or

•	some of the patents that have been licensed and sublicensed to us have expired in certain countries and, over time, will continue to expire in various countries, all of which may expose us to increased competition.
      In addition, we may fail to secure meaningful patent protection relating to any of our existing or future product candidates, discoveries or technologies despite the expenditure of considerable resources. Moreover, although we generally do not have the right to control legal and other proceedings necessary to maintain or prosecute the patents that have been licensed or sublicensed to us, we are obligated under our license and sublicense agreements to contribute to the legal and other costs of those proceedings. Proceedings of this type typically require the expenditure of considerable time and money.
      We cannot assure you that the patents that have been licensed or sublicensed to us would be held valid by a court or administrative body or that an alleged infringer would be found to be infringing. Further, the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States, and there may be widespread patent infringement in countries in which we may seek patent protection, including China and other countries that we have identified as important potential markets for our product candidates. In addition, others may attempt to commercialize products similar to our product candidates in countries where we do not have patent protection. Failure to obtain adequate patent protection for our product candidates, or the failure by particular countries to enforce patent laws or allow prosecution for alleged patent infringement, may impair our ability to be competitive. The availability of infringing products in markets where we have patent protection, or the availability of competing products in markets where we do not have patent protection, could erode the market for our product candidates, negatively impact the prices we can charge for our product candidates, and harm our reputation if infringing or competing products are manufactured to inferior standards.

The patent covering the chemical composition of LS11 has expired in the United States and most foreign countries and we will therefore have to seek to protect our product candidates through a combination of patents on other aspects of our technology and trade secrets, which may not prove to be effective.
      The patent covering the chemical composition of LS11 has expired in the United States and most foreign countries and we will therefore have to seek to protect our product candidates through a combination of patents on other aspects of our technology and trade secrets, which may not prove to be effective. We have an exclusive license from Light Sciences Corporation to use of the patents covering the LED device used in our Litx system for the treatment of cancer and for methods of use of light-activated treatment for cancer, and we rely on these patents, as well as certain proprietary trade secrets, to protect our Litx system. However, these key patents will expire in the United States, as well as most foreign countries, beginning in 2013. In countries where the key patents covering the Litx system have expired, competitors will not be prevented after such expiration from developing their own noninfringing LED technology to treat cancer, assuming they receive the requisite regulatory approval. Moreover:

•	as key patents expire or are terminated, the remaining patents on other elements of the Litx system may not prove sufficiently broad to prevent competitors from designing and selling their own non-infringing products or components;

•	laws and regulations in countries outside the United States may not protect the entire Litx system, its important components or our methods;

•	we may be unable to obtain new patent issuances for all of our devices or methods in a timely fashion or at all;

•	key patents upon which we base our product candidates may be effectively challenged or revoked; and

•	we may be forced to sell the components of our potential products separately due to regulatory rulings, new regulations, or procedural difficulties requiring a wider range of device components than we have predicted.

Patent applications licensed to us may not result in issued patents, and our competitors may commercialize the discoveries we attempt to patent.
      The patent applications that have been licensed to us, and any future patent applications that we may own or that may be licensed to us, may not result in the issuance of any patents. The standards that the United States Patent and Trademark Office uses to grant patents are not always applied predictably or uniformly and can change. Consequently, we cannot be certain as to the type and extent of patent claims to which we may in the future be entitled under our license or sublicense agreements or that may be issued to us in the future. These applications may not be sufficient to meet the statutory requirements for patentability and therefore may not result in enforceable patents covering the product candidates we want to commercialize. In addition, other parties have filed or may file patent applications that cover related discoveries or technologies similar or identical to those covered in the patent applications that have been licensed to us and any patent applications that may be licensed to us or that we may file in the future. Because patent applications in the United States historically have been maintained in secrecy until a patent issues, other parties may have filed prior patent applications covering the same subject matter, and we may not be the first to discover these inventions. Any patent applications filed by third parties may prevail over the patent applications that have been or may be licensed to us or that we may file in the future, or may result in patents that issue alongside patents issued to us, Light Sciences Corporation or Meiji or that may be issued or licensed to us in the future, leading to uncertainty over the scope of the patents licensed to us or that may in the future be owned by us or our freedom to practice the claimed inventions.

Third parties may infringe our patents or challenge their validity or enforceability.
      Third parties may infringe patents that have been licensed to us or any patents that may be issued to us in the future or may initiate proceedings challenging the validity or enforceability of these patents. The issuance of a patent is not conclusive as to its validity or enforceability. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing products. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or proprietary technologies may infringe. Challenges raised in patent infringement litigation may result in determinations that patents that have been licensed to us or any patents that may be issued to us in the future have not been infringed or that they are invalid, unenforceable or otherwise subject to limitations. In the event of any such determinations, third parties may be able to use the discoveries or technologies claimed in the patents that have been licensed to us and any patents that may be issued to us in the future without paying licensing fees or royalties to us, which could significantly diminish the value of our intellectual property. Also, as a result of such determinations, we may be enjoined from commercializing our product candidates or may be required to obtain licenses to use third-party patents or develop or obtain alternative technology. Licenses to use third-party patents may be impossible to obtain or may be obtainable only at a cost we find unacceptable. We may also be required to pay substantial damages for infringement, including treble damages and attorneys’ fees. In addition, enforcing the patents that have been licensed to us and any patents that may be issued to us in the future against third parties may require significant expenditures regardless of the outcome of such efforts.
      Furthermore, third parties may independently develop intellectual property similar to the intellectual property that has been licensed to us or that we may develop in the future, which could result in, among other things, interference proceedings in the United States Patent and Trademark Office to determine priority of discovery or invention. Interference proceedings could result in the loss of or significant limitations on patent protection for our products or technologies.

Issued patents may not provide us with any competitive advantage or provide meaningful protection against competitors.
      Under our license and sublicense agreements with Light Sciences Corporation, we currently have rights to approximately 39 patents and 36 patent applications in the United States and approximately 40 patents and 61 patent applications in other countries. However, the discoveries or technologies covered by these licensed and sublicensed patents may not have any value or competitive advantage and many of these discoveries or technologies may not be applicable to our proposed products at all. The standards that courts use to interpret and enforce patent rights are not always applied predictably or uniformly and can change, particularly as new technologies develop. Consequently, we cannot be certain as to how much protection, if any, will be given to these patents if we or our licensors attempt to enforce these patent rights and those rights are challenged in court. In addition, issued patents may not provide commercially meaningful protection against competitors. Other parties may be able to design around our issued patents or independently develop products having effects similar or identical to our patented product candidates. Limitations on patent protection in some countries outside the United States, and the differences in what constitutes patentable subject matter in these countries, may limit the protection we have under patents issued outside of the United States. In addition, laws of foreign countries may not protect our intellectual property to the same extent as would laws of the United States. We do not have patent protection for our proposed products in a number of our target markets and, under our license and sublicense agreements, we may not have the right to initiate proceedings to obtain patents in those countries. The failure to obtain adequate patent protection for our product candidates in any country would impair our ability to be commercially competitive in that country.

Litigation or other proceedings relating to patent and other intellectual property rights could result in substantial costs and liabilities and prevent us from commercializing our product candidates.
      We must operate in a way that does not infringe, or violate, the intellectual property rights of others in the United States and in foreign countries. Third parties may claim that our products or related technologies infringe their patents. The biotechnology and medical device industry is characterized by a large number of patents and patent filings and frequent litigation based on allegations of patent infringement. Competitors may have filed patent applications or have been issued patents and may obtain additional patents and proprietary rights related to products or processes that compete with or are similar to ours. We may not be aware of all of the patents potentially adverse to our interests that may have been issued to others. We, or our licensors, may need to participate in interference proceedings in the United States Patent and Trademark Office or in similar agencies of foreign governments to determine priority of invention involving issued patents and pending applications of another entity.
      The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, may cause us to incur significant expenses, divert the attention of our management and key personnel from other business concerns and, in certain cases, result in substantial additional expenses to license technologies from third parties. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. An unfavorable outcome in an interference proceeding or patent infringement suit could require us to pay substantial damages, cease using the technology or to license rights, potentially at a substantial cost, from prevailing third parties. There is no guarantee that any prevailing party would offer us a license or that we could acquire any license made available to us on commercially acceptable terms. Even if we are able to obtain rights to a third party’s patented intellectual property, those rights may be non-exclusive and therefore our competitors may obtain access to the same intellectual property. Ultimately, we may be unable to commercialize our product candidates or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business. We cannot guarantee that our products or technologies will not conflict with the intellectual property rights of others.
      If we need to redesign our products to avoid third-party patents, we may suffer significant regulatory delays associated with conducting additional studies or submitting technical, manufacturing or other information related to any redesigned product and, ultimately, in obtaining regulatory approval. Further, any such redesigns may result in less effective and/or less commercially desirable products.
      Additionally, any involvement of us in litigation in which we or our licensors are accused of infringement may result in negative publicity about us or our products, injure our relations with any then-current or prospective customers and marketing partners and cause delays in the commercialization of our products.

If we are not able to protect and control unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm.
      In addition to patented intellectual property, we also rely on unpatented technology, trade secrets, confidential information and know-how, most of which have been licensed to us by Light Sciences Corporation, to protect our technology and maintain our competitive position. Trade secrets are difficult to protect. In order to protect proprietary technology and processes, we rely in part on confidentiality and intellectual property assignment agreements with our employees, consultants and others. These agreements may not effectively prevent disclosure of confidential information or result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover trade secrets and proprietary information that have been licensed to us or that we own, and in such case we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using trade secrets that have been licensed to us or that we own is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could have a material adverse effect on our business.
      We do not have patent protection in certain countries and we may not be able to effectively enforce our intellectual property rights in certain countries, which could significantly erode the market for our product candidates.
      We are seeking or intend to seek regulatory approval to market our product candidates in a number of foreign countries, including China. Our product candidates are not protected by patents in certain countries, including China, which means that competitors will be free to sell products that incorporate the same technology that is used in our products in those countries. In addition, the laws and practices in some of those countries, or others in which we may seek to market our product candidates in the future, may not protect intellectual property rights to the same extent as in the United States. We or our licensors may not be able to effectively obtain, maintain or enforce rights with respect to the intellectual property relating to our product candidates in those countries. In that regard, we believe that although China is one of the largest potential markets for some of our products under development, none of our product candidates are protected by patents in China and it may be difficult to enforce intellectual property rights in China. Our lack of patent protection in one or more countries, or the inability to obtain, maintain or enforce intellectual property rights in one or more countries, could adversely affect our ability to commercialize our products in those countries and otherwise have a material adverse effect on our business.
      If we do not obtain substantial additional funding on acceptable terms, we may not be able to grow our business or generate revenue. Our business has never generated cash flow from operating activities and we anticipate that we will continue to generate negative cash flow from operating activities for the foreseeable future.
      To date, we have relied on capital contributions provided to us by Light Sciences Corporation, investments provided to us directly by Mr. Craig Watjen and proceeds from the issuance of shares of our Series A convertible preferred stock to a group of investors to provide the funds necessary to conduct our research and development activities and to meet our other cash needs. Since October 2005, we have not received any further funding from Light Sciences Corporation or Mr. Watjen and we do not expect to receive any funding from either of them in the future. Moreover, we do not have any lines of credit, credit facilities or other financing arrangements in place with banks or other financial institutions and we do not anticipate entering into any such arrangements in the near future. As a result, we will be entirely dependent upon our cash, cash equivalents and investments, including the net proceeds from this offering, together with any additional financing that we may be able to obtain in the future, to finance our business.
      We are a development-stage company and therefore have not generated any revenues and do not expect to generate any revenues for at least the next several years. We have generated substantial net losses and negative cash flows from operations since inception and we expect to incur significant and increasing net losses and negative cash flows from operations for the foreseeable future. We anticipate that we will continue to expend substantial funds to develop our product candidates and operate our business. We expect that these expenditures will increase significantly over the next several years as we hire additional employees, continue clinical trials, undertake new clinical trials, apply for regulatory approvals, make capital expenditures, continue development of our technology, expand our operations and incur the additional costs of operating as a public company. We also anticipate increases in contract manufacturing costs. In addition, capital expenditures are expected to increase substantially in the future, primarily for the purchase of tooling to manufacture our products under development at higher volumes. Moreover, setbacks in clinical trials, delays or failures in obtaining regulatory approvals, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we expect.
      As a result, we will need to seek substantial additional funding through public or private financings, which may include equity and debt financings, and through other arrangements such as co-marketing or co-development agreements. However, financing may be unavailable when we need it or may not be available on acceptable terms. Debt financing, if available, may involve restrictive covenants that limit our operating and financial flexibility and prohibit us from making distributions to shareholders and taking other actions beneficial to shareholders, and may require that we pledge our tangible and intangible assets, including intellectual property rights, as collateral. If we raise additional funds by issuing equity, equity-related or convertible securities, the economic, voting and other rights of our existing shareholders, including investors who purchase shares in this offering, may be diluted, and those securities may have rights superior to those of our common stock. Likewise, we may not be successful in entering into agreements with third parties to contribute to the cost of developing our products, and any agreements we enter into may be unfavorable to us. If we are unable to raise additional funds when we need them, we may be required to delay, scale back or eliminate expenditures for our development programs or to curtail efforts to commercialize our product candidates or reduce the scale of our operations, any of which could have a material adverse effect on our business.
      We depend on attracting and retaining key management and scientific personnel and the loss of these personnel could impair the development of our products.
      Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with academic institutions, clinicians and scientists. We are highly dependent upon our senior management and scientific staff. The loss of services of one or more members of our senior management or scientific staff could significantly delay or prevent the successful completion of our clinical trials or commercialization of our product candidates. The employment of each of our employees with us is “at will,” and each employee can terminate his or her employment with us at any time. We carry “key person” insurance covering members of senior management, but it may not be sufficient to protect us from business losses in the event of death or disability of any or all of our key managers.
      The competition for qualified personnel in the life sciences field is intense. We will need to hire additional personnel as we continue to expand our development activities. We may not be able to attract and retain quality personnel on acceptable terms given the competition for such personnel among life sciences, biotechnology, pharmaceutical and other companies. If we are unable to attract new employees and retain existing employees, we may be unable to continue our development and commercialization activities.
      Product liability and other claims against us may reduce demand for our products or result in substantial damages.
      A product liability claim, a clinical trial liability claim, a product recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business. In that regard, although we currently maintain clinical trial liability insurance (which is subject to policy limits and deductibles), we do not have product liability insurance because none of our product candidates has yet been approved for commercialization, although we intend to seek product liability insurance coverage at such time, if any, that our products are sold commercially. Our business exposes us to potential liability risks that may arise from the clinical testing of our product candidates in human clinical trials and the manufacture and sale of any approved products. These risks will exist even with respect to those product candidates that are approved for commercial sale by the FDA or similar foreign regulatory authorities and manufactured in facilities regulated by the FDA or similar foreign regulatory authorities. An individual may bring a clinical trial liability or product liability claim against us, including frivolous lawsuits, if one of our product candidates or products causes, or merely appears to have caused, an injury. Any clinical trial liability or product liability claim or series of claims or class actions brought against us, with or without merit, could result in:

•	liabilities that substantially exceed our existing clinical trial liability insurance, or any clinical trial liability or product liability insurance that we may obtain in the future, which we would then be required to pay from other sources, if available;

•	an increase in the premiums we pay for our clinical trial liability insurance and any clinical trial liability or product liability insurance we may obtain in the future or the inability to renew or obtain product liability or clinical trial liability insurance coverage in the future on acceptable terms, or at all;

•	withdrawal of clinical trial volunteers or patients;

•	damage to our reputation and the reputation of our products;

•	regulatory investigations that could require costly recalls or product modifications;

•	damage to our existing or pending relationships with potential sales and marketing partners;

•	litigation costs; and

•	the diversion of management’s attention from managing our business.
      Claims may be made by consumers, health care providers, third-party strategic collaborators or others selling our products. We may be subject to claims against us even if an alleged injury is due to the actions of others. For example, we rely on the expertise of physicians, nurses and other associated medical personnel to perform the medical procedures and processes related to our product candidates. If these medical personnel are not properly trained or are negligent in using our product candidates, the therapeutic effect of our product candidates may be diminished or the patient may suffer injury, which may subject us to liability. In addition, an injury resulting from the activities of our suppliers may serve as a basis for a claim against us.
      We do not intend to promote, or to in any way support or encourage the promotion of, our product candidates for uses outside the scope of their approved label, also known as off-label uses, or otherwise unapproved uses. However, if our product candidates are approved by the FDA or similar foreign regulatory authorities, we cannot prevent a physician from using them for any off-label applications. If injury to a patient results from such an inappropriate use, we may become involved in a product liability suit, which will likely be expensive to defend.
      These liabilities could prevent or interfere with our clinical efforts, product development efforts and any subsequent product commercialization efforts, all of which could have a material adverse effect on our business.
      We anticipate that we will need to obtain and maintain additional or increased insurance coverage, and we may not be able to obtain or maintain such coverage on commercially reasonable terms, if at all.
      We have clinical trial liability insurance and plan to seek product liability insurance coverage if any of our product candidates are sold commercially. Our current clinical trial liability insurance is subject to deductibles and coverage limitations. This insurance currently covers claims of up to $10 million each and up to $10 million in the aggregate each year. Our current clinical trial liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverage may not be adequate to protect us against future clinical trial liability claims. We cannot assure you that we will be able to obtain product liability insurance on commercially acceptable terms, if at all, or that we will be able to maintain such insurance at a reasonable cost or in sufficient amounts to protect against potential losses.
      If our competitors are able to develop and market products for similar oncology indications that are safer, more effective, or gain greater acceptance in the marketplace than any products that we may develop, our commercial opportunities will be reduced or eliminated.
      We are subject to intense competition from pharmaceutical companies, medical device companies and life sciences companies engaged in the development of drugs and other therapeutic products directed at cancer treatment. These third parties also compete with us in recruiting and retaining qualified personnel, establishing clinical trial sites and patient registration for clinical trials, as well as acquiring intellectual property and technology, and intellectual property and technology licenses. Many competitors have greater financial, technical and human resources and more experience than we do in research and development, marketing, manufacturing, preclinical testing, conducting clinical trials, obtaining FDA and foreign regulatory approvals and marketing approved products, and some of our competitors have their own sales and marketing organizations. We also face competition from entities and health care providers using more traditional methods, such as surgery, radiation and chemotherapy, to treat tumor-related diseases, including life sciences, medical device and pharmaceutical companies, hospitals and individual physicians. Many of the products that we are attempting to develop will compete with existing therapies if we receive marketing approval. Our competitors may discover technologies and techniques, or enter into partnerships with collaborators, in order to develop competing products that are more effective or less costly than the products we develop. This may render our technology or products obsolete and noncompetitive. Academic institutions, governmental agencies, and other public and private research organizations conducting research in the fields of cancer may seek patent protection with respect to potentially competitive products or technologies and may establish exclusive collaborative or licensing relationships with our competitors. As a result, our competitors may be better equipped than we are to develop, manufacture, market and sell competing products.
      Because we have operated as a private company, we have no experience complying with public company obligations, including recently enacted changes in securities laws and regulations. Compliance with these requirements will increase our costs and require additional management resources, and we may still fail to comply.
      We are a small company with limited resources. We have operated as a private company, not subject to many of the requirements applicable to public companies. While we plan to expand our staff if we become public, we may encounter substantial difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced staff.
      We will incur significant additional legal, accounting, insurance and other expenses as a result of being a public company. For example, laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules related to corporate governance and other matters subsequently adopted by the Securities and Exchange Commission, or the SEC, and the Nasdaq Stock Market will result in substantially increased costs to us, including legal and accounting costs, and may divert our management’s attention from other matters that are important to our business. These rules and any related regulations that may be proposed in the future will likely make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these laws, rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount of the additional costs we may incur, but we expect our operating results will be adversely affected by the costs of operating as a public company.
      Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business.
      As a public company, we will be required to document and test our internal financial control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors that both addresses management’s assessments and provides for the independent auditor’s assessment of the effectiveness of our internal controls. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404, and we may also identify inaccuracies or deficiencies in our financial reporting that could require revisions to or restatement of prior period results. Testing and maintaining internal controls also will involve significant costs and can divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404, and our independent auditors may not be able or willing to issue a favorable assessment of our conclusions. Failure to achieve and maintain an effective internal control environment could harm our operating results and could cause us to fail to meet our reporting obligations and could require that we restate our financial statements for prior periods, any of which could cause investors to lose confidence in our reported financial information and cause a decline, which could be material, in the trading price of our common stock.
      Some of our directors and executive officers may have actual or perceived conflicts of interest because they are directors or shareholders of Light Sciences Corporation.
      As described above, we rely on our relationships and agreements with Light Sciences Corporation for the operation of our business. Some of our directors and officers are also directors of Light Sciences Corporation. In particular, Dr. Llew Keltner, our President and Chief Executive Officer and one of our directors, is also a director of Light Sciences Corporation, and two of our other directors (including Mr. Craig Watjen, the principal shareholder of Light Sciences Corporation) are also directors of Light Sciences Corporation. In addition, Dr. Keltner, Dr. Jay Winship, our Chief Operating Officer and Chief Medical Officer, and Dr. Sy-Shi Wang, our Vice President — Clinical Development, were officers of Light Sciences Corporation until October 2005. Some of our directors and officers own common stock and options to purchase common stock of Light Sciences Corporation. The presence of some of our officers and directors on Light Sciences Corporation’s board of directors and the ownership of Light Sciences Corporation common stock and options to purchase Light Sciences Corporation common stock by some of our directors and officers could create, or create the appearance of, conflicts of interest with respect to matters involving both us and Light Sciences Corporation. For example, corporate opportunities may arise that concern both of our businesses, such as the potential acquisition of a particular business or technology that is complementary to both of our businesses. Likewise, we have been granted the right to use intellectual property that is critical to our business pursuant to license and sublicense agreements with Light Sciences Corporation and disputes may arise under those agreements or Light Sciences Corporation may elect to take actions under those agreements or the Meiji License Agreement that are not in our interests. We have not established at this time any procedural mechanisms to address actual or perceived conflicts of interest of these directors and officers and therefore expect that our officers and board of directors will determine how to address any actual or perceived conflicts of interest on a case-by-case basis. If any corporate opportunity arises, or if a dispute or conflict arises in connection with any of our agreements or relationships with Light Sciences Corporation, and if our directors and officers do not pursue these matters on our behalf, this could have a material adverse effect on our business.
      We have licensed or sublicensed from Light Sciences Corporation and therefore do not own any of the patents and most of the other intellectual property that are critical to our business. Any events or circumstances that result in the termination or limitation of our rights under any of the agreements between us and Light Sciences Corporation, or under Light Sciences Corporation’s license to use LS11, could have a material adverse effect on our business.
      All of the intellectual property that is vital to our business has been licensed to us by Light Sciences Corporation pursuant to an exclusive license agreement and a sublicense agreement. Under the exclusive license agreement, Light Sciences Corporation has granted us an exclusive worldwide license to use certain patents and other intellectual property owned or controlled by Light Sciences Corporation in connection with the treatment, diagnosis and monitoring of cancer, subject to limited exceptions. These patents relate to, among other things, the technology used in the LED array that is part of our Litx system. Under the sublicense agreement, Light Sciences Corporation has granted us an exclusive, worldwide (except in Japan) sublicense to use certain patents and other intellectual property relating to the light activated drug, in connection with the treatment, diagnosis and monitoring of cancer. Any dispute with Light Sciences Corporation over any of the agreements we have entered into with it, including as a result of a breach by us or Light Sciences Corporation of any such agreements, could have a material adverse effect on our business.
      Light Sciences Corporation does not own most of the intellectual property relating to the light activated drug that it has sublicensed to us. Our sublicense to use certain patents and other intellectual property relating to LS11 is dependent upon Light Sciences Corporation’s license to use those patents and intellectual property pursuant to the Meiji License Agreement and, as a result, our rights to use those patents and other intellectual property are subject to the terms of the Meiji License Agreement. In general, under the license and sublicense agreements with Light Sciences Corporation and the Meiji License Agreement, we are subject to development, payment, commercialization and other obligations and, if we fail to comply with any of these requirements or otherwise breach those agreements or if Light Sciences Corporation fails to comply with the requirements under the Meiji License Agreement or otherwise breaches that agreement, Light Sciences Corporation or Meiji, as the case may be, may have the right to terminate the license or sublicense in whole or in part, terminate the exclusive nature of the license or sublicense or otherwise limit our rights thereunder, which could have a material adverse effect on our business. In that regard, Light Sciences Corporation may terminate the license agreement or convert our license into a non-exclusive license if, by October 5, 2010, we have not initiated commercialization or demonstrated the commercial potential of a licensed product or entered into a relationship with a commercial partner regarding a licensed product. Similarly, Meiji may terminate or limit the license granted under the Meiji License Agreement if we fail to use commercially reasonable diligence to develop, obtain regulatory approvals for or commercialize a licensed product. Our license and sublicense agreements also terminate if we become bankrupt or insolvent.
      The Meiji License Agreement also may be terminated or the license thereunder may be limited as the result of events or circumstances that are outside of our control. For example, Meiji may terminate that agreement if Light Sciences Corporation becomes bankrupt or insolvent. Likewise, our sublicense to use certain patents and other intellectual property that have been licensed to Light Sciences Corporation pursuant to the Meiji License Agreement is, in general, limited to the field of oncology. We understand that Light Sciences Corporation intends in the future to grant sublicenses to use those patents and intellectual property to other parties for use in connection with the treatment of other diseases. Meiji may therefore have the right to terminate the Meiji License Agreement or, in certain circumstances, to terminate or limit the scope of the license in certain countries or with respect to certain diseases, as a result of breaches of that agreement by Light Sciences Corporation, by us, or by any other third party to whom Light Sciences Corporation has sublicensed rights under that agreement. If Meiji were to terminate the Meiji License Agreement, then Light Sciences Corporation would be required to transfer to Meiji all regulatory approvals and certain intellectual property relating to products containing LS11, which may include our regulatory filings and proprietary data and other know-how related to our product candidates.
      Under our exclusive license agreement with Light Sciences Corporation, Light Sciences Corporation generally has the right to control the filing, prosecution and maintenance of all licensed patents and patent applications and, if a third party infringes on any of those licensed patents, to control any legal or other proceedings instituted against that third party for infringement. Under the sublicense agreement, Light Sciences Corporation generally has the right to control proceedings instituted against a third party for infringement of the sublicensed patents or patent applications. Under the Meiji License Agreement, Meiji generally has the obligation to use diligent efforts to prosecute, obtain and maintain the sublicensed patents and patent applications. As a result, Light Sciences Corporation or Meiji may take actions or make decisions relating to these matters with which we do not agree or which could have a material adverse effect on our business. Likewise, Light Sciences Corporation may in the future grant licenses and sublicenses outside the field of oncology to third parties to use the patents and other intellectual property to which we have rights under our exclusive license and sublicense agreements. Should Light Sciences Corporation elect not to pursue the filing, prosecution or maintenance of a licensed patent application or patent or institute legal or other proceedings against a third party for infringements of those patents, then we may be required to undertake these proceedings jointly with these third parties, who may have interests that are different from ours. As a result, we may have no control or only limited control over the prosecution, maintenance and defense of patent applications and patents that are critical to our business. In that regard, our license and sublicense agreements with Light Sciences Corporation require that we contribute to the costs of filing, prosecuting and maintaining and defending the licensed patent applications, patents and other intellectual property, whether or not we agree with those actions.
      The majority shareholder of Light Sciences Corporation is currently Mr. Craig Watjen, who is a member of our board of directors and the co-founder, initial investor and majority shareholder in Light Sciences Corporation. It is possible that another person or entity may acquire majority ownership of Light Sciences Corporation or that Light Sciences Corporation may be acquired by another entity. If that were to occur, there is a risk that the new controlling shareholder or acquiror might take actions detrimental to us or that otherwise adversely affect our relationship with Light Sciences Corporation. Likewise, if a third party were to acquire control of Meiji or Eneos, it could also have a material adverse effect on the relationship between either of them and Light Sciences Corporation and our rights to use the technology that has been licensed to Light Sciences Corporation under the Meiji License Agreement.
      Furthermore, Light Sciences Corporation is a development stage company that has not generated any revenues since inception and is subject to many risks of failure. Should Light Sciences Corporation in the future become bankrupt or insolvent, the license and sublicense agreements may be terminated by a court and those agreements and our right to use the relevant intellectual property may be challenged by creditors and other third parties.
      Any termination or limitation of, or loss of exclusivity under, our license or sublicense agreements with Light Sciences Corporation or Light Sciences Corporation’s license under the Meiji License Agreement would have a material adverse effect on us and could delay or completely terminate our product development efforts.
      We rely upon a sublease agreement with Light Sciences Corporation for our office and laboratory facilities, and the termination of the sublease could have a material adverse effect on our business.
      We have entered into a sublease for office and laboratory facilities with Light Sciences Corporation. The sublease agreement with Light Sciences Corporation gives us the right to share Light Sciences Corporation’s laboratory facilities and office space. If Light Sciences Corporation were to become bankrupt or insolvent or otherwise to cease operations, we would be forced to lease our own laboratory facilities and office space, which could require considerable additional expense, disrupt our operations or otherwise have a material adverse effect on our business.
      Environmental, health and safety laws may result in liabilities, expenses and restrictions on our operations.
      Federal, state, local and foreign laws regarding environmental protection, hazardous substances and human health and safety may adversely affect our business. The use of hazardous substances in our or our suppliers’ or manufacturers’ operations exposes us to the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. If our or our suppliers’ or manufacturers’ operations result in the contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and fines, and any liability could have a material adverse effect on our financial condition. We do not currently maintain insurance for environmental risks. Future changes to environmental and health and safety laws could cause us to incur additional expenses or restrict our operations.
Risks Related to This Offering

There is no prior public market for our stock. Our stock price may be volatile and you may be unable to sell your shares at or above the offering price.
      There previously has been no public market for our common stock. We cannot assure you that an active public market for our common stock will develop or be sustained after this offering. The initial public offering price for our shares was determined by negotiations between us and representatives of the underwriters and does not purport to be indicative of prices that will prevail in the trading market. The market price of our common stock could be subject to wide fluctuations in response to risk factors described in this section and other matters, including:

•	changes by securities analysts in financial estimates of our operating results and the operating results of our competitors;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares or the relatively small number of shares of our common stock that will be held by the public immediately following this offering;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	additions and departures of key personnel;

•	publications of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	speculation in the press or investment community; and

•	terrorist acts, acts of war or periods of widespread civil unrest.
      Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, especially life sciences and pharmaceutical companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions, may negatively affect the market price of our common stock. As a result, the market price of our common stock is likely to be similarly volatile and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could have a material adverse effect on our business.

Our quarter-to-quarter performance may vary substantially, and this variance, as well as general market conditions, may cause our stock price to fluctuate greatly and potentially expose us to litigation.
      Because we have a limited operating history and do not expect to generate revenues for the foreseeable future we are unable to accurately estimate future quarterly operating results and operating expenses based on historical performance. We expect to continue to make significant expenditures in the area of research and development and to invest in and expand administrative systems and processes. We believe that the period-to-period comparisons of our past operating results are not good indicators of our future performance and should not be relied on to predict our future operating results. It is possible that in one or more future quarters, our results of operations may not meet expectations of securities analysts or investors and the trading price of our common stock may decline as a consequence.

Our existing shareholders have significant control of our management and affairs, which they could exercise against your best interests.
      Immediately following the completion of this offering, based on shares outstanding as of March 31, 2006, our executive officers and directors and persons and entities that were our shareholders prior to this offering will beneficially own an aggregate of approximately      % of our outstanding common stock, or approximately      % of our outstanding common stock if the underwriters’ over-allotment option is exercised in full. In particular, Light Sciences Corporation and Mr. Watjen, who holds a majority of the capital stock of Light Sciences Corporation and a significant portion of our capital stock, will together own approximately      % of our outstanding common stock immediately following this offering, or approximately      % of our outstanding common stock if the underwriters’ over-allotment option is exercised in full, in each case based on shares outstanding as of March 31, 2006. As a result, these shareholders acting together or Mr. Watjen acting alone, may be able to control our management and affairs and matters requiring shareholder approval, including the election of all of our directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change of control would benefit our other shareholders.

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution.
      Prior investors have paid substantially less per share for our common stock than the initial public offering price. Accordingly, if you purchase shares of our common stock in this offering at an assumed initial public offering price of $           per share, which is the midpoint of the estimated range set forth on the cover page of this prospectus, you will experience immediate and substantial dilution of $          in pro forma as adjusted net tangible book value per share of common stock, calculated as of March 31, 2006, because the price that you pay will be substantially greater than the pro forma as adjusted net tangible book value per share of common stock of the shares you acquire. See “Dilution.”

Following this offering, a substantial number of our shares of common stock will become available for sale in the public market, which may cause the market price of our stock to decline.
      Sales of our common stock in the public market following this offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. Immediately upon completion of this offering, we will have                     outstanding shares of common stock based on shares outstanding as of March 31, 2006. In general, the shares sold in this offering will be freely tradable without restriction, assuming they are not held by our affiliates. The remaining                      shares of common stock outstanding after this offering will be available for sale in the public markets, pursuant to Rule 144 or Rule 701 under the Securities Act of 1933, or the Securities Act, 180 days (subject to extension for up to an additional 34 days under limited circumstances as described under “Underwriting”) after the completion of this offering following the expiration of lock-up agreements entered into by our directors and officers and all of our shareholders for the benefit of the underwriters.
      In addition, we intend to file one or more registration statements to register shares of common stock subject to outstanding stock options and common stock reserved for issuance under our 2005 Equity Incentive Plan. We expect these additional registration statements to become effective immediately upon filing.
      Furthermore, immediately after completion of this offering and based on shares of common stock outstanding as of March 31, 2006, the holders of                      shares of our outstanding common stock will also have the right to require that we register those shares under the Securities Act on several occasions and will also have the right to include those shares in any registration statement we file with the SEC, subject to exceptions, which would enable those shares to be sold in the public markets, subject to the restrictions under lock-up agreements referred to above.
      Any or all shares subject to the lock-up agreements may be released, without notice to the public, for sale in the public markets prior to expiration of the lock-up period at the discretion of Cowen and Company, LLC and Wachovia Capital Markets, LLC.

Our management has broad discretion in the use of the net proceeds from this offering and may not use them effectively.
      As of the date of this prospectus, we cannot specify with certainty the amount of net proceeds from this offering that we will spend on particular uses. Although our management currently intends to use the net proceeds in the manner described in “Use of Proceeds,” it will have broad discretion in the application of the net proceeds. The failure by our management to apply these funds effectively could adversely affect our ability to continue to maintain and expand our business.

We have outstanding options and warrants that have the potential to dilute shareholder value and cause the price of our common stock to decline.
      In the past, we have offered and we expect to continue to offer stock options and other forms of stock-based compensation to our directors, officers, employees and others. As of March 31, 2006, we had options outstanding to purchase            shares of our common stock at a weighted average exercise price of $           per share, and an aggregate of  additional shares of common stock reserved for future awards under our 2005 Equity Incentive Plan, plus potential annual increases in the number of shares of common stock reserved for future awards under that plan. In addition, as of March 31, 2006, we had outstanding warrants to purchase            shares of our common stock at an exercise price of $           per share. To the extent that these options and warrants are exercised and the shares issued on exercise are sold in the public market, the public market price of our common stock may decline.

Antitakeover provisions of Washington law, our articles of incorporation and our bylaws may prevent or delay an acquisition of us that shareholders may consider favorable or attempts to replace or remove our management that could be beneficial to our shareholders.
      Our articles of incorporation and bylaws contain provisions, such as the right of our directors to issue preferred stock from time to time with voting, economic and other rights superior to those of our common stock without the consent of our shareholders, and prohibitions on cumulative voting in the election of directors, all of which could make it more difficult for a third party to acquire us without the consent of our board of directors. In addition, our articles of incorporation provide for our board of directors to be divided into three classes serving staggered terms of three years each, permit removal of directors only for cause by the holders of not less than two-thirds of the shares entitled to elect the director whose removal is sought, require two-thirds shareholder approval of certain matters, including certain types of business combination transactions and the amendment of our bylaws, and restrict the ability of shareholders to fill board vacancies. Furthermore, our bylaws require advance notice of shareholder proposals and nominations and impose restrictions on the persons who may call special shareholder meetings. In addition, Chapter 23B.19 of the Washington Business Corporation Act prohibits certain business combinations between us and certain significant shareholders unless certain conditions are met. These provisions may have the effect of delaying or preventing a change of control of our company even if this change of control would benefit our shareholders. See “Description of Our Capital Stock.”

FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements. These statements relate to future events or our future business, operations and financial performance. These statements include forward-looking statements both with respect to us specifically and with respect to the pharmaceutical and medical devices industry and demographic, medical, health care and other matters in general. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only beliefs or estimates. All forward-looking statements address matters that involve risks and uncertainties. Actual events, results or other circumstances may differ materially from those indicated or implied by these statements. In evaluating these statements, you should specifically consider various factors, including the risks outlined in “Risk Factors” and elsewhere in this prospectus. These risks and other factors may cause our actual results to differ materially from any forward-looking statement.
      We cannot guarantee future results, events, levels of activity, performance, achievements or other events or circumstances. We are under no duty to update any of the forward-looking statements to conform such statements to actual results or to changes in our expectations.

USE OF PROCEEDS
      We estimate that the net proceeds from the sale of the common stock that we are selling in this offering will be approximately $           million (or approximately $           million if the underwriters’ over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses and assuming an initial public offering price of $           per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus.
      We intend to use the net proceeds from this offering for research and clinical development activities, capital expenditures, working capital and other general corporate purposes. If the opportunity arises, we may use a portion of the net proceeds from this offering to acquire or invest in businesses, products or technologies that are complementary to our own, and it is possible that, under those circumstances, we might be required to seek additional financing to effect any such acquisition or investment. We are not currently a party to any agreements or commitments and we have no current understandings with respect to any acquisitions.
      Management’s plans for using the net proceeds of this offering are subject to change due to unforeseen events and opportunities, and the amount and timing of our actual expenditures will depend on many factors, including the progress of our research and development activities and the amount of cash necessary to finance the development of our potential products and our operations. We cannot specify with certainty the particular uses for the net proceeds we will receive from this offering nor can we specify with certainty the amount to be used for any particular purpose. Accordingly, our management team will have broad discretion in using the net proceeds of this offering. Pending the use of the net proceeds as described above, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.
      The amount of our estimated net proceeds appearing above has been calculated using an assumed initial public offering price of $           per share. A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, respectively, the estimated net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $           million (or approximately $           million if the underwriters exercise their over-allotment option in full), in each case assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same. Likewise, the amount of our estimated net proceeds appearing in the first paragraph above has been calculated assuming that we will issue            shares of common stock in this offering. A 100,000 share increase or decrease in the number of shares of common stock that we issue in this offering would increase or decrease, respectively, our estimated net proceeds by approximately $           million, assuming an initial public offering price of $           per share.
DIVIDEND POLICY
      We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, cash requirements, any restrictions that may be contained in future financing instruments or other agreements and such other factors as our board of directors may deem relevant.

CAPITALIZATION
      The following table summarizes our capitalization as of March 31, 2006:

•	on an actual basis;

•	on a pro forma basis assuming the conversion of all outstanding shares of our Series A convertible preferred stock into an aggregate of shares of our common stock, and the effectiveness of our amended and restated articles of incorporation which, among other things, will increase the number of authorized shares of our common stock and preferred stock, as if those transactions had occurred as of March 31, 2006; and

•	on a pro forma as adjusted basis assuming the conversion of our Series A convertible preferred stock, the effectiveness of our amended and restated articles of incorporation and the receipt by us of the estimated net proceeds from the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.
      You should read the information in this table together with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes appearing elsewhere in this prospectus.

	March 31, 2006

			Pro Forma as
	Actual	Pro Forma	Adjusted(1)

	(In thousands, except share
	and per share data)
Series A convertible preferred stock, par value $0.001 per share, 13,429,989 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	$63,700	$—	$—
Shareholders’ equity (deficit):
Preferred stock, par value $0.001 per share, 19,000,000 shares authorized, actual; 30,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.001 per share, 45,000,000 shares authorized, shares issued and outstanding, actual; 120,000,000 shares authorized, shares issued and outstanding, pro forma; 120,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	7	21
Additional paid-in capital	64,954	128,640	—
Deficit accumulated during the development stage	(75,020)	(75,020)	(75,020)
Accumulated other comprehensive loss	(49)	(49)	(49)

Total shareholders’ equity (deficit)	(10,108)	53,592

Total capitalization	$53,592	$53,592	$

      The table above excludes:

•	an aggregate of shares of common stock issuable upon exercise of outstanding options under our 2005 Equity Incentive Plan as of March 31, 2006, with a weighted average exercise price of $ per share;

•	an aggregate of additional shares of common stock reserved for future awards under our 2005 Equity Incentive Plan as of March 31, 2006, plus potential annual increases in the number of shares of common stock reserved for future awards under this plan; and

•	an aggregate of shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $ per share.

(1)	As described above, the pro forma as adjusted data appearing above has been calculated using an assumed initial public offering price of $ per share. A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, respectively, the following items appearing in the pro forma as adjusted column of the above table by the following amounts, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same:

Increase (Decrease)
in Unaudited Pro Forma
as Adjusted Amount

	$1.00 Increase in	$1.00 Decrease in
	Assumed Initial	Assumed Initial
	Public Offering	Public Offering
	Price Per Share	Price Per Share

(Dollars in thousands)
Common stock	$	$
Additional paid-in capital
Total shareholders’ equity
Total capitalization
      Likewise, the pro forma as adjusted data appearing above has been calculated assuming that we will issue a number of shares of common stock in this offering equal to the number of shares appearing on the cover page of this prospectus. A 100,000 share increase or decrease in the number of shares of common stock that we issue in this offering would increase or decrease, respectively, the following items appearing in the pro forma as adjusted column of the above table by the following amounts, assuming an initial public offering price of $           per share:

Increase (Decrease)
in Unaudited Pro Forma
as Adjusted Amount

	100,000 Share	100,000 Share
	Increase in	Decrease in
	Number of	Number of
	Shares Issued	Shares Issued

(Dollars in thousands)
Common stock	$	$
Additional paid-in capital
Total shareholders’ equity
Total capitalization

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our net tangible book deficit as of March 31, 2006 was $53.6 million, or $           per share of common stock. Our pro forma net tangible book value as of March 31, 2006 was $           million, or $           per share of common stock. Net tangible book deficit per share represents our total tangible assets less the sum of our total liabilities and the book value of our outstanding Series A convertible preferred stock, divided by the number of shares of our common stock outstanding as of March 31, 2006. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2006, assuming the conversion of all of our outstanding Series A convertible preferred stock into an aggregate of            shares of our common stock. After giving effect to the assumed conversion of our Series A convertible preferred stock into common stock and the issuance and sale by us of our common stock in this offering at an assumed initial public offering price of $           per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus, and after deducting underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of March 31, 2006 would have been $           million, or $           per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $           per share to our existing shareholders and an immediate dilution of $           per share to our new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2006	$
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

      The information in the preceding table has been calculated using an assumed initial public offering price of $           per share. A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, respectively, the pro forma as adjusted net tangible book value per share of common stock after this offering by $           per share and increase or decrease, respectively, the dilution per share of common stock to new investors in this offering by $           per share, in each case calculated as described above and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Likewise, the information in the preceding table has been calculated assuming that we issue a number of shares of common stock in this offering equal to the number of shares appearing on the cover of this prospectus. A 100,000 share increase or decrease in the number of shares of common stock that we issue in this offering would increase or decrease, respectively, the pro forma as adjusted net tangible book value per share of common stock after this offering by $           per share and increase or decrease, respectively, the dilution per share of common stock to new investors in this offering by $           per share, in each case calculated as described above and assuming an initial public offering price of $           per share.

      The following table sets forth as of March 31, 2006, on a pro forma as adjusted basis, the number and percentage of shares of common stock purchased from us by our existing shareholders and new investors purchasing shares in this offering, as well as the total consideration and the average price per share paid to us by our existing shareholders and these new investors, assuming the conversion of all of our outstanding shares of our Series A convertible preferred stock into an aggregate of            shares of our common stock, and based on an assumed initial public offering price of $           per share and before deducting underwriting discounts and commissions and estimated offering expenses:

Total
	Shares Purchased			Consideration			Average
Price per
	Number	Percent		Amount	Percent		Share

Existing shareholders			%	$		%	$
New investors

Total		100%		$	100%		$

      The information in the preceding table has been calculated using an assumed public offering price of $           per share. A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, respectively, the total consideration paid by new investors by $           million and the total consideration paid by all shareholders by $           million, would decrease or increase, respectively, the percentage of total consideration paid by existing shareholders by                     basis points, would increase or decrease, respectively, the percentage of total consideration paid by new investors by                     basis points, and would increase or decrease, respectively, the average price per share paid by all investors by $          , in each case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Likewise, the information in the preceding table has been calculated assuming that we will issue a number of shares of common stock in this offering equal to the number of shares appearing on the cover of this prospectus. A 100,000 share increase or decrease in the number of shares of common stock that we issue in this offering would decrease or increase, respectively, the percentage of shares purchased by existing shareholders by                     basis points, would increase or decrease, respectively, the percentage of shares purchased by new investors by                     basis points, would increase or decrease, respectively, the total consideration paid by new investors by $          and the total consideration paid by all shareholders by $          , would decrease or increase, respectively, the percentage of total consideration paid by existing shareholders by                     basis points, would increase or decrease, respectively, the percentage of total consideration paid by new investors by                     basis points, and would increase or decrease, respectively, the average price per share paid by all investors by $          , in each case assuming an initial public offering price of $           per share.
      The discussion and tables above are based on the number of shares of common stock outstanding as of March 31, 2006 and exclude:

•	an aggregate of shares of common stock issuable upon the exercise of outstanding options under our 2005 Equity Incentive Plan as of March 31, 2006, with a weighted average exercise price of $ per share;

•	an aggregate of additional shares of common stock reserved for future awards under our 2005 Equity Incentive Plan as of March 31, 2006, plus potential annual increases in the number of shares of common stock reserved for future awards under this plan; and

•	an aggregate of shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $ per share.
      To the extent these options and warrants are exercised, investors purchasing common stock in this offering will experience further dilution. In addition, to the extent we issue new options or rights under any stock compensation plans or issue additional shares of common stock in the future, new investors may experience further dilution.

SELECTED FINANCIAL DATA
      You should read the following selected financial data in conjunction with our financial statements, the notes to our financial statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.
      The following statement of operations data for the years ended December 31, 2003, 2004 and 2005, and the following balance sheet data as of December 31, 2004 and 2005, have been derived from our audited financial statements appearing elsewhere in this prospectus. The following statement of operations data for the three months ended March 31, 2005 and 2006, and the following balance sheet data as of March 31, 2006, have been derived from our unaudited financial statements appearing elsewhere in this prospectus. The following statement of operations data for the years ended December 31, 2001 and 2002, and the following balance sheet data as of December 31, 2001, 2002 and 2003, have been derived from our unaudited financial statements that are not included in this prospectus. These unaudited financial statements have been prepared on a basis consistent with our audited financial statements and the notes thereto included elsewhere in this prospectus and include all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our results of operations and financial position for those periods and as of those dates. Our historical results of operations and financial position are not necessarily indicative of our results of operations or financial position to be expected for future periods or as of future dates.
      Until October 6, 2005, our business was part of Light Sciences Corporation. As a result, the following selected financial data as of dates and for periods prior to October 6, 2005 are derived from the books and records of Light Sciences Corporation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” and Note 1 to our financial statements included elsewhere in this prospectus.

									Three Months Ended
	Year Ended December 31,								March 31,

	2001	2002	2003		2004		2005		2005	2006

	(Unaudited)	(Unaudited)							(Unaudited)	(Unaudited)
	(In thousands, except share and per share data)
Statement of Operations Data:
Operating expenses:
License fees	$3,500	$—		$—		$—		$—	$—	$—
Research and development	5,932	5,292		2,977		6,115		5,879	1,491	2,550
General and administrative	4,817	1,312		1,408		2,433		2,712	531	898

Operating loss	(14,249)	(6,604)		(4,385)		(8,548)		(8,591)	(2,022)	(3,448)
Interest income (expense), net	—	(14)		(211)		(521)		211	(15)	600

Net loss	$(14,249)	$(6,618)		$(4,596)		$(9,069)		$(8,380)	$(2,037)	$(2,848)

Basic and diluted net loss per share(1)	$	$	$		$		$		$	$

Weighted average shares used to compute basic and diluted net loss per share(1)

(1)	See Note 2 to our financial statements for an explanation of the method used to calculate basic and diluted net loss per share and weighted average shares used to compute basic and diluted net loss per share.

	December 31,
						March 31,
	2001	2002	2003	2004	2005	2006

	(Unaudited)	(Unaudited)	(Unaudited)			(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term and long-term investments	$—	$—	$—	$—	$57,322	$54,064
Working capital	—	—	—	—	55,159	52,592
Total assets	71	89	63	91	57,995	55,245
Total liabilities	43,580	50,216	54,786	63,883	1,824	1,653
Series A convertible preferred stock	—	—	—	—	63,700	63,700
Total shareholders’ deficit	(43,509)	(50,127)	(54,723)	(63,792)	(7,529)	(10,108)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis by our management of our financial condition and results of operations in conjunction with our financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. See “Forward-Looking Statements.” Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors.”
Overview
      We are developing Light Infusion Therapy (Litx), an innovative light-activated treatment for solid tumors. We are currently developing Litx for the treatment of patients with cancers such as hepatoma, metastatic colorectal cancer and glioma, for which the current therapeutic alternatives are of limited efficacy. Litx has been designed to treat previously treated or untreatable tumors and to be used repeatedly throughout a patient’s life as needed. Our goal is to enable physicians to use Litx to treat cancer as a chronic disease.
      Until October 6, 2005, our business was part of Light Sciences Corporation. Light Sciences Corporation was formed in 2000 to acquire the business of Light Sciences Limited Partnership, the original licensee under the Meiji License Agreement, and to develop medical applications for light-activated technology. The focus of Light Sciences Corporation was exclusively the development of cancer applications for this technology until 2001, when it began to develop additional applications of its light-activated technology in ophthalmology and cardiovascular disease. We operated as a division of Light Sciences Corporation until December 2004, at which time we became a wholly owned subsidiary of Light Sciences Corporation to facilitate our ability to obtain third-party financing.
      In anticipation of our Series A convertible preferred stock financing, on October 5, 2005, Light Sciences Corporation granted us a license and sublicense to use certain intellectual property that is critical to our business and transferred certain assets to us, and we assumed certain liabilities from Light Sciences Corporation. In connection with those transactions, during the fourth quarter of 2005, we issued a total of            shares of our common stock to Light Sciences Corporation in consideration for $63.9 million in capital contributions provided to us by Light Sciences Corporation from June 16, 1995 (inception) through December 31, 2004 and for the assets transferred and licenses granted to us. In addition, from January through October 2005, our operations were funded by Mr. Craig Watjen, the majority shareholder of Light Sciences Corporation and one of our directors, through convertible loans to us totaling $6.25 million. In October 2005, these loans, together with accrued interest of approximately $125,000, were converted into 1,274,989 shares of our Series A convertible preferred stock. During the fourth quarter of 2005, we issued an additional 12,155,000 shares of our Series A convertible preferred stock to a group of investors for net cash proceeds of approximately $57.8 million. As a result of these transactions, Light Sciences Corporation ceased to be our majority shareholder and we began to operate as a company separate from Light Sciences Corporation. Nonetheless, Light Sciences Corporation continues to hold a substantial amount of our outstanding capital stock and we continue to have a close relationship with Light Sciences Corporation. For example, our President and Chief Executive Officer, our Chief Operating Officer and our Vice President  — Clinical Development were officers of Light Sciences Corporation until October 2005, three of our directors are also directors of Light Sciences Corporation, our offices and laboratory facilities are located in space that is subleased from or shared with Light Sciences Corporation and, as noted above, we use the intellectual property that is vital to our business under a license and sublicense granted by Light Sciences Corporation.
      Because we operated as a part of Light Sciences Corporation until October 6, 2005, our financial statements included in this prospectus and the historical financial information appearing under “Prospectus Summary — Summary Financial Data” and “Selected Financial Data” as of dates and for periods prior to October 6, 2005 are derived from the books and records of Light Sciences Corporation.

      Our financial statements and our other historical financial information as of dates and for periods prior to October 6, 2005 have been presented to reflect the portion of Light Sciences Corporation’s historical assets and expenses directly attributable to or, as discussed below, allocated to our business. During the time that we were part of Light Sciences Corporation, Light Sciences Corporation also had one or more other businesses and Light Sciences Corporation’s expenses during that time consisted of expenses directly attributable to our business, expenses directly attributable to those other businesses and other expenses (which we sometimes refer to as “allocated” or “allocable” expenses or as expenses “allocated” to us by Light Sciences Corporation) that were not directly attributable to our business or those other businesses. The expenses reflected in our financial statements and under “Prospectus Summary — Summary Financial Data” and “Selected Financial Data” for periods prior to October 6, 2005 consist of:

•	the expenses directly attributable to our business for the relevant period and

•	a percentage, determined as described below, of the allocable expenses incurred by Light Sciences Corporation for that period.
      Light Sciences Corporation’s allocable expenses fall into the following categories: research and development expenses, general and administrative expenses and interest expense. For each category of allocable expenses incurred by Light Sciences Corporation during periods prior to October 6, 2005, our financial statements reflect a separate percentage of those allocable expenses for each relevant period. This percentage is calculated for each category of allocable expenses, other than interest expense, by dividing the amount of expenses within that category directly attributable to our business for the relevant period by the total amount of expenses within that category directly attributable to all of Light Sciences Corporation’s businesses (including our business) for that period. Thus, our general and administrative expenses for periods prior to October 6, 2005 consist of (A) general and administrative expenses directly attributable to our business for the relevant period and (B) a percentage of Light Sciences Corporation’s total allocable general and administrative expenses for that period, which percentage is calculated by dividing the general and administrative expenses directly attributable to our business for that period by the total amount of general and administrative expenses directly attributable to all of Light Sciences Corporation’s businesses (including our business) for that period. Likewise, our research and development expenses for periods prior to October 6, 2005 consist of (A) research and development expenses directly attributable to our business for the relevant period and (B) a percentage of Light Sciences Corporation’s total allocable research and development expenses for that period, which percentage is calculated by dividing the research and development expenses directly attributable to our business for that period by the total amount of research and development expenses directly attributable to all of Light Sciences Corporation’s businesses (including our business) for that period.
      For periods ended prior to January 1, 2005, no interest expense was directly attributable to our business and, as a result, our interest expense for those periods consists of a percentage of Light Sciences Corporation’s total interest expense. That percentage is calculated by dividing total operating expenses both directly attributable and allocated to our business for the relevant period by the total operating expenses both directly attributable and allocated to all of Light Sciences Corporation’s businesses (including our business) for that period. Interest expense for 2005 represents only interest on loans from Mr. Craig Watjen to us to fund our operations from January 1 to October 6, 2005.
      The allocations and the methodology described above are intended to present our results of operations and financial position as if we had been a separate entity for the relevant periods discussed below. Our management believes that the allocation methods used are reasonable and reflective of our direct expenses and our proportionate share of Light Sciences Corporation’s allocable expenses for the applicable periods. However, these allocations and this methodology are subject to a number of uncertainties, estimates and assumptions and, as a result, our historical financial statements and other financial data including, without limitation, the historical information appearing under “Prospectus Summary — Summary Financial Data” and “Selected Financial Data” for the five years ended December 31, 2005 and as of any date prior to October 6, 2005 do not purport to indicate what our results of operations or financial position would have been had we been an entity separate from Light Sciences Corporation as of those dates or for those periods, nor do they purport to reflect our future results of operations or financial position. In addition, due to the evolving nature of our business, and as a result of our separation from Light Sciences Corporation in October 2005, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied on as an indication of future performance. For further information on these allocations and this methodology, see Notes 1 and 3 to our financial statements included elsewhere in this prospectus.
Critical Accounting Policies and Estimates
      The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of our financial statements as well as reported expenses during the reported periods. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not apparent from other sources. Actual results may differ from these estimates.
      While our significant accounting policies are described in Note 2 to our financial statements appearing elsewhere in this prospectus, we believe that our accounting policies relating to stock-based compensation expense are important to understanding and evaluating our reported financial results.

Stock-Based Compensation Expense
      Stock-based compensation expense for options granted to employees through March 31, 2006 is based on the difference, if any, between the fair value of our common stock and the exercise price of the option as of the date of grant. These differences, if any, are amortized on an accelerated basis over the vesting period of the individual option awards, typically four or seven years.
      For stock options granted to non-employees, the fair value of the stock options is estimated using the Black-Scholes option pricing model. This model requires that, at the date of grant, we make assumptions with respect to the estimated value of our common stock, expected life of the option, the volatility of the estimated value of our common stock, risk-free interest rates and expected dividend yields of our common stock. We have not issued stock options to non-employees through March 31, 2006, but may do so in the future.
      The fair value of the common stock underlying options granted in October and December 2005 and February 2006 was originally estimated by our board of directors, with input from our management. Given the absence of an active market for our common stock, our board of directors determined the estimated fair value of our common stock on the dates of grant based on several factors, including: progress against regulatory, clinical and product development milestones; sales of Series A convertible preferred stock and the related liquidation preference associated with such preferred stock; overall equity market conditions; and the likelihood of achieving a liquidity event such as an initial public offering. Based on these factors, we granted stock options on two separate dates during 2005 at an exercise price of $1.00 per share and on one date during 2006 at an exercise price of $2.00 per share. We did not obtain contemporaneous valuations by an unrelated valuation specialist because at the time of the issuances of these stock options, our managerial resources for doing so were limited. Subsequently, we reassessed the valuations of common stock relating to grants of options in October and December 2005 and February 2006.
      Determining the fair value of our stock requires making complex and subjective judgments and is subject to assumptions and uncertainties. We determined the implied enterprise value of our company based on the sale of Series A convertible preferred stock to outside investors in October and December 2005. We then allocated the implied enterprise value to the preferred and common shares using the option-pricing method. The option-pricing method involves making assumptions regarding the anticipated timing of a potential liquidity event such as an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our stock based on available information on the volatility of stocks of publicly traded companies in our industry. Had we used different estimates of volatility and anticipated timing of a potential liquidity event, the allocations between preferred and common shares would have been different and would have resulted in a different value being determined for our common stock.

      In addition, if we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized stock-based compensation expense, net loss and net loss per share amounts could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation to determine the fair value of our common stock.
      In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004) “Share-Based Payment,” or SFAS 123R. SFAS 123R eliminates, among other items, the use of the intrinsic value method of accounting and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. SFAS 123R became effective for us as of January 1, 2006, resulting in an increase in our stock compensation expense. We expense amounts related to employee stock options granted after January 1, 2006 utilizing the Black-Scholes option pricing model to measure the fair value of stock options. We amortize the estimated fair value of employee stock option grants on an accelerated basis over the vesting period of the individual stock option awards. Because we are only required to apply the provisions of SFAS 123R on a prospective basis to awards granted after January 1, 2006, stock-based compensation expense for 2006 and future periods will depend on the number of stock options granted and the estimated value of the underlying common stock at the date of grant.
      During 2005 and the three months ended March 31, 2006, we recognized compensation expense associated with employee stock option grants of $0.3 million and $0.3 million, respectively. Further compensation expense of $2.3 million related to these options is expected to be recognized as follows: $0.6 million in the last nine months of 2006, $0.5 million in 2007, $0.4 million in 2008, $0.3 million in 2009, $0.2 million in 2010, $0.2 million in 2011 and $0.1 million in 2012. However, the actual amount of compensation expense relating to these options that we recognize in the future may be lower to the extent that any such options are forfeited or fail to vest. We intend to grant stock options and other stock-based compensation in the future and we may therefore recognize additional compensation expense in connection with these future grants. Subsequent to March 31, 2006 we issued additional options and expect to incur total compensation expense of $0.5 million related to these grants over the period from 2006 through 2013.
      Stock-based compensation expense resulting from stock option grants to employees performing research and development activities is included in research and development expenses. Stock-based compensation expense resulting from stock option grants to employees performing general and administrative activities is included in general and administrative expenses.
      The notes to our financial statements include information as to what our pro forma net loss would have been had compensation expenses for employee stock options granted on or prior to December 31, 2005 been determined using their fair values at the respective grant dates consistent with the methodology described under SFAS 123. See Note 2 to our financial statements included elsewhere in this prospectus.
Results of Operations
      We are a development-stage company and therefore have not generated any revenues and do not expect to generate any revenues from sales of our products under development for at least the next several years. We have generated substantial net losses and negative cash flows from operations since inception and we expect to incur significant and increasing net losses and negative cash flows from operations for the foreseeable future as we hire additional employees, continue clinical trials, undertake new clinical trials, apply for regulatory approvals, make capital expenditures, continue development of our technology, expand our operations and incur the additional costs of operating as a public company. In particular, we expect that our research and development and general and administrative expenses will increase substantially from prior periods. We also anticipate increases in contract manufacturing costs. Likewise, we will recognize future compensation expense as the result of stock options granted through December 31, 2005 and, effective January 1, 2006, we began expensing amounts relating to employee stock options granted after January 1, 2006. See “— Critical Accounting Policies and Estimates — Stock-Based Compensation Expense.” In addition, capital expenditures are expected to increase substantially in the future, primarily for the purchase of tooling to manufacture our products under development at higher volumes. See “— Future Capital Requirements.”
Comparison of Three Months Ended March 31, 2006 and March 31, 2005

Research and Development

	Three Months
	Ended March 31,		Change

Research and Development ($ in thousands)	2005	2006	Amount	Percentage

Total	$1,491	$2,550	$1,059	71%
      Research and development expenses consist primarily of salaries of personnel responsible for our clinical, engineering, manufacturing and quality assurance activities, third-party professional fees, contract engineering, manufacturing and clinical research organization fees and stock compensation expense resulting from stock option grants to employees performing research and development activities. Research and development expenses were $2.6 million in the three months ended March 31, 2006, an increase of $1.1 million, or 71%, from research and development expenses of $1.5 million in the three months ended March 31, 2005. The increase is primarily attributable to increased spending of $0.5 million on drug production and a payment of $0.2 million related to the expected initiation of our Phase III clinical trial for metastatic colorectal cancer in the first quarter of 2006, and stock compensation expense attributable to research and development personnel of $0.1 million in recognition of the intrinsic value of stock options granted in the fourth quarter of 2005 and $0.1 million from the issuance of stock options during the three months ended March 31, 2006, accounted for in accordance with SFAS 123R, which became effective for us as of January 1, 2006. There was no stock compensation expense attributable to research and development personnel in the first quarter of 2005. Our results of operations for the three months ended March 31, 2005 include research and development expenses allocated to us by Light Sciences Corporation, while our results of operations for the three months ended March 31, 2006 do not. We anticipate that research and development expenses will increase substantially in future periods as we initiate additional human clinical studies and scale up our drug and device production.

General and Administrative

	Three Months Ended
	March 31,		Change

General and Administrative ($ in thousands)	2005	2006	Amount	Percentage

Total	$531	$898	$367	69%
      General and administrative expenses consist primarily of salaries of administrative personnel, professional fees, patent related fees, general overhead expenses and stock compensation expense resulting from stock option grants to employees performing general and administrative activities. General and administrative expenses were $0.9 million in the three months ended March 31, 2006, an increase of $0.4 million, or 69%, over general and administrative expenses of $0.5 million in the three months ended March 31, 2005. During the quarter ended March 31, 2006 personnel-related expenses amounted to $0.3 million compared to allocable personnel-related expenses and personnel expenses directly attributable to our operations totaling $0.2 million in the three months ended March 31, 2005, due primarily to the employment of additional executive and administrative personnel. In addition, we incurred stock compensation expense attributable to general and administrative personnel in the first quarter of 2006 of $0.1 million in recognition of the intrinsic value of stock options granted in the fourth quarter of 2005. There was no stock compensation expense attributable to general and administrative personnel in the first quarter of 2005. Our results of operations for the three months ended March 31, 2005 include general and administrative expenses allocated to us by Light Sciences Corporation, while our results of operations for the three months ended March 31, 2006 do not. We anticipate that general and administrative expenses will increase substantially in future periods as we add administrative personnel and incur additional legal, accounting and other professional fees and other expenses as a result of our becoming a publicly-owned company.

Interest (Expense) Income, Net

	Three Months
	Ended
	March 31,		Change

Interest (Expense) Income, Net ($ in thousands)	2005	2006	Amount	Percentage

Total	$(15)	$600	$615	N/A
      Interest (expense) income, net consists of interest expense, offset by earnings on our cash and cash equivalents and short- and long-term investments. Interest (expense) income, net amounted to income of $0.6 million during the quarter ended March 31, 2006 compared to an expense of $15,000 during the quarter ended March 31, 2005. Interest income in the first quarter of 2006 consists of earnings on our cash equivalents and short- and long-term investments resulting from the investment of the net proceeds from our sale of Series A convertible preferred stock in the quarter ended December 31, 2005. We had no interest expense during the quarter ended March 31, 2006 and no interest income during the quarter ended March 31, 2005. Interest expense in the quarter ended March 31, 2005 resulted from loans made to us by Mr. Craig Watjen to fund our operations during that period.

Income Taxes
      From our inception until December 2004, we were not a separate taxable entity for federal, state or local income tax purposes and the results of our operations were included in the tax returns of Light Sciences Corporation. Accordingly, no net operating losses for tax purposes exist for us as a separate entity prior to 2005 and no tax benefit has been recognized. 2005 was the first year during which we were a separate taxable entity. We recorded no income tax expense in the three months ended March 31, 2006 because we operated at a loss during that period. A full valuation allowance has been recorded because management has determined that it is more likely than not that our net deferred tax asset will not be realized. The Internal Revenue Code places certain limitations on the annual amount of net operating loss carryforwards that can be utilized if certain changes in our ownership occur. Changes in our ownership, including changes resulting from this offering, may further limit the use of such carryforward benefits.

Comparison of Years Ended December 31, 2005 and December 31, 2004

Research and Development

			Change

Research and Development ($ in thousands)	2004	2005	Amount	Percentage

Total	$6,115	$5,879	$(236)	(4)%
      Research and development expenses were $5.9 million in 2005, a decrease of $0.2 million, or 4%, from research and development expenses of $6.1 million in 2004. Salary expense directly attributable to our business decreased by $0.7 million due to the completion of a Phase II clinical trial that began in 2004 and ended in early 2005. This decrease was partially offset by a $0.4 million increase in research and development expenses allocated to us by Light Sciences Corporation in 2005 compared to 2004 and $0.1 million of stock compensation expense directly attributable to research and development personnel in 2005. There was no stock compensation expense attributable to research and development personnel in 2004. The total amount of Light Sciences Corporation’s allocable research and development expenses increased in 2005 compared to 2004 primarily due to an increase in allocable drug development expenses of $1.6 million in 2005 compared to 2004. However, the percentage of Light Sciences Corporation’s allocable research and development expenses that was allocated to us declined to 38% in 2005 compared to 64% in 2004. This decreased percentage was due to a reduction of research and development expenses directly attributable to our operations as a percentage of research and development expenses directly attributable to all of the Light Sciences Corporation’s businesses (including our business) in 2005 compared to 2004.

General and Administrative

			Change

General and Administrative ($ in thousands)	2004	2005	Amount	Percentage

Total	$2,433	$2,712	$279	11%
      General and administrative expenses were $2.7 million in 2005, an increase of $0.3 million, or 11%, over general and administrative expenses of $2.4 million in 2004. General and administrative expenses directly attributable to our operations increased $0.8 million in 2005 compared to 2004, due primarily to our separation from Light Sciences Corporation in October 2005. This increase is primarily attributable to an increase in management personnel and related expenses of $0.3 million and an increase in legal expenses of $0.1 million directly attributable to our business, as well as stock compensation expense of $0.2 million directly attributable to general and administrative personnel resulting from employee stock options granted in 2005. There was no stock compensation expense directly attributable to general and administrative personnel in 2004. This increase in general and administrative expenses directly attributable to our operations was offset in part by a $0.4 million decrease in general and administrative expenses allocated to us by Light Sciences Corporation in 2005 compared to 2004.

Interest (Expense) Income, Net

			Change

Interest (Expense) Income, Net ($ in thousands)	2004	2005	Amount	Percentage

Total	$(521)	$211	$732	N/A
      Interest income, net totaled $0.2 million in 2005 compared to interest expense, net of $0.5 million in 2004. Interest income, net in 2005 included $0.3 million from the investment of the net cash proceeds from the sale of Series A convertible preferred stock issued during the fourth quarter of 2005, offset in part by interest expense of $0.1 million on the loans provided by Mr. Craig Watjen to fund our operations during the period from January 1 to October 6, 2005. In 2004, we did not have any investment income and our interest expense of $0.5 million in 2004 was allocated to us by Light Sciences Corporation. See “— Overview.”

Income Taxes
      2005 was the first year during which we were a separate taxable entity from Light Sciences Corporation. We recorded no income tax expense in 2005 because we operated at a loss during that year.

Comparison of Years Ended December 31, 2004 and December 31, 2003

Research and Development

			Change

Research and Development ($ in thousands)	2003	2004	Amount	Percentage

Total	$2,977	$6,115	$3,138	105%
      Research and development expenses were $6.1 million in 2004, an increase of $3.1 million, or 105%, over research and development expenses of $3.0 million in 2003. Research and development expenses directly attributable to our operations increased $3.0 million in 2004 compared to 2003, due primarily to increased spending of approximately $1.7 million on both drug production and devices, as well as increased costs associated with clinical personnel of approximately $0.9 million to conduct our Phase II clinical trial in 2004. Research and development expenses allocated to us by Light Sciences Corporation increased by $0.2 million in 2004 compared to 2003, due primarily to an increase in the percentage of Light Sciences Corporation’s total allocable research and development expenses that were allocated to us from 48% in 2003 to 64% in 2004. This increased percentage was due to an increase in the amount of research and development expenses directly attributable to our business as a percentage of the total research and development expenses directly attributable to all of Light Sciences Corporation’s businesses (including our business) in 2004 compared to 2003.

General and Administrative

			Change

General and Administrative ($ in thousands)	2003	2004	Amount	Percentage

Total	$1,408	$2,433	$1,025	73%
      General and administrative expenses were $2.4 million in 2004, an increase of $1.0 million, or 73%, over general and administrative expenses of $1.4 million in 2003. General and administrative expenses directly attributable to our operations increased by $0.5 million in 2004 compared to 2003, due primarily to an increase in consulting expenses of approximately $0.2 million relating to increased emphasis on our strategic business development in Asia, an increase in personnel-related expenses of approximately $0.1 million resulting from recruiting expenses and an increase in headcount, and an increase of $0.1 million in patent-related expenses. General and administrative expenses allocated to us by Light Sciences Corporation increased by $0.5 million in 2004 compared to 2003. This increase in allocated general and administrative expenses was due in part to a $0.6 million increase in the total amount of Light Sciences Corporation’s allocable general and administrative expenses in 2004 compared to 2003, due primarily to legal expenses associated with a proposed financing by Light Sciences Corporation in 2004 that was not completed, and increased consulting expenses. In addition, the percentage of Light Sciences Corporation’s total allocable general and administrative expenses that was allocated to us increased to 41% in 2004 compared to 32% in 2003. This increased percentage was due to an increase in the general and administrative expenses directly attributable to our business as a percentage of total general and administrative expenses directly attributable to all of Light Sciences Corporation’s businesses (including our business) in 2004 compared to 2003.

Interest (Expense) Income, Net

			Change

Interest (Expense) Income, Net ($ in thousands)	2003	2004	Amount	Percentage

Total	$(211)	$(521)	$(310)	(147)%
      Interest expense was $0.5 million in 2004 compared to $0.2 million in 2003. We did not have any investment income in either 2004 or 2003. All of our interest expense in both 2004 and 2003 was allocated to us by Light Sciences Corporation, and the percentage of Light Sciences Corporation’s total allocable interest expense that was allocated to us increased from 41% in 2003 to 57% in 2004. This increased percentage was due to an increase in the total amount of operating expenses, both directly attributable to our business and allocated to us, as a percentage of our total amount of operating expenses both directly attributable to and allocated to all of the Light Sciences Corporation’s businesses (including our business) in 2004 compared to 2003.

Income Taxes
      From our inception until December 2004, we were not a separate taxable entity for federal, state or local income tax purposes and the results of our operations were included in the tax returns of Light Sciences Corporation. Accordingly, no net operating losses for tax purposes exist for us as a separate entity prior to 2005 and no tax benefit has been recognized.

Liquidity and Capital Resources
      The following table summarizes our cash flows for the following periods.

				Three Months	Three Months
	Years Ended December 31,			Ended	Ended
				March 31,	March 31,
	2003	2004	2005	2005	2006

	(Dollars in thousands)
Cash flow data:
Cash (used) in operating activities	$(4,564)	$(9,033)	$(6,586)	$(2,037)	$(3,211)
Cash (used) in investing activities	(6)	(64)	(22,791)	—	(15,578)
Cash provided by financing activities	4,570	9,097	64,069	2,016	—
      Prior to the fourth quarter of 2005, our business was part of Light Sciences Corporation and we relied on capital contributions provided to us by Light Sciences Corporation (which in turn relied on funding provided to it by Mr. Craig Watjen, its principal shareholder and one of our directors) and on loans made to us directly by Mr. Watjen to fund our research and development activities and other cash needs. As described above, in October 2005, Light Sciences Corporation granted us a license and sublicense to use certain intellectual property that is critical to our business and transferred certain assets to us and we assumed certain liabilities of Light Sciences Corporation, and we began to operate as a company separate from Light Sciences Corporation. In connection with those transactions, we issued 12,155,000 shares of our Series A convertible preferred stock to a group of investors for total net cash proceeds of $57.8 million and Mr. Watjen converted $6.25 million of loans he made to us, plus accrued interest of $125,000, into an additional 1,274,989 shares of our Series A convertible preferred stock. At March 31, 2006, we had deficit accumulated during the development stage of $75.0 million and our cash, cash equivalents and investment securities totaled $54.1 million.
      Cash used in operating activities was $3.2 million in the three months ended March 31, 2006, $2.0 million in the three months ended March 31, 2005, $6.6 million in 2005, $9.0 million in 2004 and $4.6 million in 2003, primarily due to net losses of $2.8 million in the three months ended March 31, 2006, $2.0 million in the three months ended in March 31, 2005, $8.4 million in 2005, $9.1 million in 2004 and $4.6 million in 2003. In 2005, our cash used in operating activities was reduced by a $1.8 million increase in accounts payable and accrued liabilities. In the three months ended March 31, 2006, our cash used in operating activities was increased by a $0.5 million increase in deferred offering costs included in prepaid expenses.
      Cash used in investing activities was $15.6 million in the three months ended March 31, 2006, $22.8 million in 2005, $64,000 in 2004 and $6,000 in 2003. No cash was used in or provided by investing activities during the three months ended March 31, 2005. Of the total amount of cash used in investing activities for the quarter ended March 31, 2006 and the year ended December 31, 2005, $15.6 million and $22.6 million, respectively, represented investment of the net proceeds we received from the Series A convertible preferred stock financing during the fourth quarter of 2005 in U.S. corporate obligations, asset-backed securities and U.S. government agency obligations. The balance of investing activities in the three months ended March 31, 2006 represented capital expenditures of $7,000. The balance of 2005 investing activities and all of 2004 and 2003 investing activities represented capital expenditures in those years. Historically, capital expenditures have been used to purchase research and laboratory testing equipment, computer hardware and software and office furniture. Capital expenditures are expected to increase substantially in the future, primarily due to the anticipated purchase of tooling to manufacture our products under development at higher volumes.
      No cash was provided by or used in financing activities during the three months ended March 31, 2006. Cash provided by financing activities was $2.0 million in the first quarter of 2005, $64.1 million in 2005, $9.1 million in 2004 and $4.6 million in 2003. The cash provided by financing activities in 2005 resulted from the net proceeds from the issuance of Series A convertible preferred stock and loans made to us by Mr. Craig Watjen, which were subsequently converted into Series A convertible preferred stock. Cash provided by financing activities in 2004 and 2003 consisted of funds received from Light Sciences Corporation to fund our operations.

Future Capital Requirements
      Our future expenditures and cash requirements will depend on numerous factors, including, but not limited to:

•	the scope, rate of progress and cost of our clinical trials and other research and development activities;

•	the costs and timing of seeking FDA and other regulatory approvals;

•	clinical trial results;

•	whether or not the FDA and other governmental authorities accept our clinical trial designs and data to support marketing approval of desired indications;

•	the costs associated with outsourcing manufacturing and commercialization capabilities;

•	the costs of filing, prosecuting and maintaining patent applications and patents, and defending and enforcing patents and other intellectual property rights;

•	the terms of any collaborations that we may enter into with third parties with respect to the sales, marketing and distribution of our products, research and development and other matters;

•	decisions by us to pursue the development of new products or technologies or to make acquisitions or investments;

•	the effect of competing products, technologies and market developments;

•	the economic and other terms and timing of any collaborative, licensing and other arrangements that we may establish; and

•	our obligations to make milestone payments and, if we are successful in commercializing any of our products under development, royalty payments.
      Our sublicense agreement with Light Sciences Corporation requires us to pay Meiji aggregate milestone payments of up to $15 million due under the Meiji License Agreement upon the filing or approval of certain new drug applications for our product candidates in the United States and Europe. To date, we have not paid any milestone payments under the sublicense agreement. We are also obligated to pay royalties to Meiji, which are calculated as various percentages of our net sales of “licensed products,” which include, in general, any of our products that use LS11 as an active ingredient. Royalty percentages are greater for net sales of licensed products in countries where we have market exclusivity than for net sales of licensed products in countries where we do not have market exclusivity. Our exclusive license agreement with Light Sciences Corporation requires us to pay royalties to Light Sciences Corporation that are calculated as a percentage of our net sales of “licensed products,” which, in general, means any products that incorporate or make use of the patents or other intellectual property licensed to us by the license agreement. To date, we have not paid any royalties under the sublicense agreement or exclusive license agreement.
      We expect that our expenses and capital expenditures will increase significantly during 2006 and beyond as a result of a number of factors, including:

•	increases in clinical trial activities, including the cost of additional personnel and increased payments to clinical research organizations and clinical sites;

•	costs of applying for regulatory approvals;

•	increases in general and administrative and research and development personnel;

•	purchases of additional laboratory and production equipment, particularly the tooling required to mold components of our light-generating device;

•	increases in our general and administrative expenses related to our operating as a public company, including increased legal and accounting costs necessary to comply with the Sarbanes-Oxley Act and other laws and regulations and increased insurance costs; and

•	increases in contract manufacturing costs.
      We have never generated any revenue and do not expect to generate revenue for at least the next several years. We have generated substantial net losses and negative cash flow from operations since inception and expect to incur significant and increasing net losses and negative cash flows from operations for the foreseeable future. To date we have relied on capital contributions provided to us by Light Sciences Corporation (which in turn relied on funding from Mr. Craig Watjen, its principal shareholder and one of our directors), loans provided to us directly by Mr. Watjen and proceeds from the issuance of Series A convertible preferred stock to a group of investors to provide the funds necessary to conduct our research and development activities and to meet our other cash needs. Since October 2005, we have not received any further loans or other funding from Light Sciences Corporation or Mr. Watjen and we do not expect to receive any loans or other funding from either of them in the future. Moreover, we do not have any lines of credit, credit facilities or other financing arrangements in place with banks or other financial institutions and we do not anticipate entering into any such arrangements in the near future. As a result, we will be entirely dependent upon our cash, cash equivalents and investments, including the net proceeds from this offering, together with any additional financing that we may be able to obtain in the future, to finance our business.
      At March 31, 2006, we had cash, cash equivalents and investments totaling $54.1 million. We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and investments, will be sufficient to fund our currently budgeted cash needs for at least the next two years. However, we have based this estimate on our current budget and other assumptions that may be incorrect and, as a result, we may need to seek additional funding within the next two years. For example, setbacks in clinical trials, delays or failures in obtaining regulatory approvals, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to the need to obtain additional financing sooner then we expect. In particular, we are currently seeking to enter into collaborations providing for third parties to sell and to market, and to contribute to the costs of developing, our products. As a result, we will need to seek substantial additional financing through public or private financing, which may include equity and debt financings, and through other arrangements. However, financing may not be available when we need it, or may not be available on acceptable terms. Debt financing, if available, may involve restrictive covenants that limit our operating and financial flexibility and prohibit us from making distributions to shareholders and taking other actions beneficial to shareholders, and may require that we pledge our tangible and intangible assets, including intellectual property rights, as collateral. If we raise additional funds by issuing equity, equity-related or convertible securities, the economic, voting and other rights of our existing shareholders, including investors who purchase shares in this offering, may be diluted, and those securities may have rights superior to those of our common stock. Likewise, we may not be successful in entering into agreements with third parties to contribute to the cost of developing our products, and any agreements we enter into may be unfavorable to us. If we are unable to raise additional funds when we need them, we may be required to delay, scale back or eliminate expenditures for our development programs or to curtail efforts to commercialize our product candidates or reduce the scale of our operations, any of which could materially adversely affect our operating results and business.

Contractual Obligations
      The table below summarizes our contractual obligations as of March 31, 2006.

	Payments Due by Period

	(in thousands)
		Less than	13-36	37+
	Total	12 Months	Months	Months

Operating lease obligations	$234	$132	$102	$0
Purchase obligations	926	912	14	0

Total	$1,160	$1,044	$116	$0

      Operating lease obligations represent the rent payable to Light Sciences Corporation for our headquarters in Snoqualmie, Washington. Effective October 2005, we entered into an agreement with Light Sciences Corporation under which we sublease our office space from them and share their laboratory facilities. Our sublease expires in January 2008 and is renewable through June 2010 only if Light Sciences Corporation extends its lease with its landlord.
      Purchase obligations include contracts for our Phase III trial for hepatoma, disposable light source manufacturing, drug supply and manufacturing and other service contracts.
Off-Balance Sheet Liabilities
      We do not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. In addition, we do not engage in trading activities involving non-exchange traded securities.
Quantitative and Qualitative Disclosures About Market Risk
      Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because the majority of our investments are in short-term debt securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. To reduce risk, we maintain our portfolio of cash, cash equivalents and short-term and long-term investments in a variety of interest-bearing instruments, including United States government and agency securities, high-grade United States corporate bonds, asset-backed securities, commercial paper and money market funds. We do not have any derivative financial investments in our investment portfolio. Due to the nature of our investments, we believe that we are not subject to any material market risk exposure. We have one cancelable contract requiring payment of up to 10.2 million Euros (as of March 31, 2006). During May 2006 we hedged approximately 70 percent of this foreign currency denominated commitment by purchasing forward foreign exchange contracts.
Recent Accounting Pronouncements
      In June 2005, the Emerging Issues Task Force (EITF) reached consensus on the Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements.” This Issue provides guidance on determination of the amortization period for leasehold improvements that are purchased subsequent to the inception of the lease. Such leasehold improvements should be amortized over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals. This Issue is effective for leasehold improvements acquired in periods beginning after July 1, 2005. We do not expect the adoption of EITF No. 05-6 to have a material effect on our results of operations or financial condition.

BUSINESS
      We are developing Light Infusion Therapy (Litx), an innovative light-activated treatment for solid tumors. We are currently developing Litx for the treatment of patients with cancers such as hepatoma, metastatic colorectal cancer and glioma, for which the current therapeutic alternatives are of limited efficacy. Litx has been designed to treat previously treated or untreatable tumors and to be used repeatedly throughout a patient’s life as needed. Our goal is to enable physicians to use Litx to treat cancer as a chronic disease. We have received clearance from regulatory authorities to commence patient treatments in a Phase III trial for hepatoma. Patient treatments in Phase III trials for metastatic colorectal cancer and glioma are scheduled to begin in the second half of 2006.
      Litx is a combination drug/device product that includes a proprietary flexible light emitting diode (LED) array and LS11 (talaporfin sodium), a light-activated, water-soluble drug. LS11 has been approved in Japan, where it is currently marketed for the treatment of early-stage bronchopulmonary cancer. In a Litx treatment, the physician inserts the LED array into the tumor through the skin in a biopsy-like procedure. The physician then injects the patient with LS11, an inert molecule that has no biological activity. When the LED array is activated, the light from the array energizes the LS11 molecule, causing conversion of molecular oxygen to singlet oxygen, which kills tissue within a zone surrounding the LED array and shuts down tumor blood supply within that zone. The light source is typically left on for approximately two and one-half hours to maximize the effect on the tumor and to assure continued blood vessel closure. The Litx combination of light-activated drug and light-delivery technology is designed to provide physicians with a simple system containing all treatment-required components in a single-use package.
      We are focusing on three cancers for the initial development of Litx:

•	Hepatocellular carcinoma, or hepatoma, a primary cancer of the liver. According to the 2005 edition of the textbook Cancer, Principles & Practice of Oncology, there are approximately one million new cases of hepatoma worldwide each year. In addition, according to an article published in the Journal of Hepatology in 2004, hepatoma kills approximately one million people worldwide each year. We expect that our Phase III trial for hepatoma will involve approximately 200 patients at sites in Singapore, Hong Kong, Taiwan, South Korea, the Philippines, Malaysia and Thailand.

•	Metastatic colorectal cancer, which involves tumors primarily in the liver. According to GLOBOCAN 2002, a cancer incidence database produced by the International Agency for Research on Cancer of the World Health Organization, the worldwide incidence of colorectal cancer is approximately one million cases per year. The National Cancer Institute reports that approximately 50% of patients diagnosed with colorectal cancer will suffer from advanced disease that has metastasized to other parts of the body, most commonly to the liver. Patient treatments in Phase III trials for metastatic colorectal cancer are scheduled to begin in the second half of 2006.

•	Glioma, which is a common form of brain tumor. Datamonitor, a market research firm, estimates that there were approximately 34,000 new cases of glioma in the United States, Japan and Western Europe in 2005. Patient treatments in Phase III trials for glioma are scheduled to begin in the second half of 2006.

Industry Background

Cancer and Solid Tumors
      Most cancer deaths are caused by the bulk effect of solid tumors, which can interfere with critical organ functions, interrupt blood flow, cause bleeding, inflammation and infection or destroy critical functions of adjacent organs. Cancer continues to be a leading cause of death and disability worldwide. According to the American Cancer Society, over 6.7 million people worldwide died of cancer in 2002. The American Cancer Society estimates that in 2006 approximately 1.4 million people will be diagnosed with cancer and in the United States over 560,000 will die of cancer. According to the American Cancer Society, the National Institute of Health estimates direct costs for medical care for cancer in the United States in 2005 were $74 billion. Cancer patients with refractory tumors, or tumors unresponsive to treatment, represent a large unmet medical need.

Therapies for the Treatment of Solid Tumors and their Limitations
      Currently there are four primary forms of treatment for tumors, which are often performed in conjunction with one another. All of these forms of treatment are subject to limitations that hinder their efficacy.

•	Surgery, which involves the physical removal of all or part of the tumor. It is often a primary treatment for solid tumors in accessible locations. However, surgery is often not possible to perform on tumors that are hard to reach or that impinge on critical parts of the body, or on patients who are not candidates for surgery because of other medical conditions. In addition, it can be difficult to conduct repeat surgery at a site where a tumor has regrown due to scar tissue caused by the initial operation. Surgery can cause undesirable side effects such as adhesions of tissue, infection, post-surgical wound complications, production of abnormal vascular structures, inflammation, tumor cell dissemination, re-alignment of organs and supportive structures, post-surgical pain and scarring or disfigurement. In addition, patients with late-stage cancer or who have recently been treated with chemotherapy often cannot undergo surgery because they have compromised immune systems, which heightens their risk of infection and other complications.

•	Radiation therapy, which uses ionizing radiation to destroy cancer cells and tissue. It is a principal non-surgical means of treating malignant tumors, and is often used as follow-up therapy after surgery or in cases where surgery is not possible. Ionizing radiation requires relatively high oxygen saturation in treated tumor tissue to show effect. However, the center of a large, aggressive tumor, which often contains dangerous, highly metastatic cells, typically has poor blood supply and a low level of oxygen. As a result, radiation therapy typically has little effect on these areas. In addition, the damage to normal tissue often caused by radiation therapy can produce inflammation, scarring, and abnormal vascular structures, thereby limiting the efficacy of future radiation treatments and making surgery difficult or impossible. The use of radiation therapy is further limited by the need to avoid excessive radiation exposure to the healthy tissues surrounding the treatment area.

•	Chemotherapy, which involves the use of specific chemical agents or drugs intended to be selectively destructive to rapidly growing cells and tissues. Chemotherapy is often unsuccessful due to the poor response of large tumors, particularly the cells in the center of the tumors, which often can develop resistance to the treatment, and the destruction of normal tissue, which can cause significant adverse side effects. Additionally, other rapidly growing tissues such as the skin, the lining of the gastrointestinal tract and the bone marrow are often adversely affected by chemotherapy.

•	Locoregional ablation, which involves the non-surgical reduction of tumors. The primary methods of locoregional ablation are ethanol injection through the skin, transarterial chemoablation, radio frequency ablation and cryotherapy. Locoregional ablation, including these forms, often cannot be used if the targeted tumors are too close to critical organs or other structures due to the occurrence of necrotic cell death and consequent inflammation. In addition, locoregional ablation can have several undesirable side effects, such as pain, extensive and unpredictable damage to normal cells and incomplete tumor destruction. Also, locoregional ablation treatments often require expensive, non-portable equipment.

      Light-activated treatments of tumors are a promising alternative to the primary forms of cancer treatment. To date, conventional light-activated cancer treatments have generally taken the form of laser-based therapies, which we refer to as “photodynamic therapies,” that are based on the destruction of cancerous tissue through the activation of a photodynamic drug by laser-based light. Photodynamic drugs absorb specific wavelengths of light energy and interact with oxygen molecules to create singlet oxygen. Singlet oxygen interacts with organic molecules in cellular and sub-cellular membranes and structures, and can ultimately kill cancerous cells.
      We believe that photodynamic cancer treatments, with their specialized mode of action, have certain advantages relative to conventional cancer treatments. For example, with photodynamic drug treatments, a specific amount of light energy of a specific wavelength must reach the drug molecules for a certain period of time before activation occurs. Thus, tissues exposed to low levels of drug or low levels of light are not injured, maintaining cleaner boundaries between destroyed and spared tissue and sparing patients the often debilitating side effects common to systemic therapies such as radiation therapy or chemotherapy. In addition, photodynamic drug treatments are typically repeatable because the cell destruction is confined primarily to the area where light is delivered in sufficient quantity, which helps reduce scar tissue or damage to surrounding areas. Photodynamic treatments are not susceptible to the build-up of resistance in tumors, which can render chemotherapy and radiation therapy less effective.
      Although photodynamic therapies present a promising alternative to the other current therapies available for the treatment of tumors, we believe that their widespread acceptance and use has been hindered by a number of factors, including:

•	Lack of a combined drug-device solution. Currently, sellers of light-activated drugs used to treat tumors typically do not also provide the appropriate light-producing devices. The devices must be separately approved by the FDA or other regulatory authorities, separately purchased and maintained by health care providers, and often are not specifically calibrated for use with a particular light-activated drug.

•	Expense of light delivery devices. Currently, clinicians who perform photodynamic treatments often must purchase and maintain expensive equipment and tools, which usually do not qualify for direct reimbursement by third-party payors as they have no drug component. Laser equipment can cost in excess of $75,000 and require substantial space and regulatory oversight within most treatment settings.

•	Clinical disadvantages of lasers. Most photodynamic treatments require the use of lasers that are capable of only short-term illumination because of device limitations. While short-term illumination may be suitable for small tumors or thin skin cancers, prolonged illumination is needed for large tumors to ensure sufficient tumor destruction. Also, it can be difficult or impossible to reach tumors inside the body with the optical fibers that are used to transmit laser light. In addition, because these optical fibers can be broken if bent beyond specific diameters, cancer patients typically need to be anesthetized to prevent any dangerous movements, limiting photodynamic therapy for such patients to the inpatient setting.

•	Undesirable side effects of most existing approved photodynamic drugs. Most currently approved photodynamic drugs have several undesirable side effects, including post-treatment pain and long-lasting skin photosensitivity due to lack of water solubility of the photodynamic drug, which can require patients to spend over a month in a dark environment following treatment.

Our Light-Activated Technology Solution
      We are developing Litx, an innovative light-activated therapy, for the treatment of solid tumors, including those for which other methods of therapy have limited efficacy. We believe that Litx has significant advantages over conventional cancer therapies and currently approved photodynamic cancer therapies.
      The Litx system is a combination drug/device product that includes a proprietary single-use LED array and LS11, a light-activated, water-soluble drug. LS11 has been tested in both preclinical and human clinical trials in the United States, Europe and Japan, and has shown efficacy in treating cancer. LS11, under the name Laserphyrin, has been approved in Japan for treatment of early-stage bronchopulmonary cancer. This approval was received by Meiji. The device component of the Litx system is composed of the LED array, which is connected to a power supply by a catheter-like sheath containing electrical leads. The device has undergone preclinical testing, and this preclinical testing will continue as successive versions of the device component are designed and manufactured for clinical trials.
      Litx, the combination of the device and LS11, is now in late-stage clinical testing and is the subject of a filed and allowed investigational new drug application for human trials. We have tested Litx in Phase I and Phase II clinical trials. Results from Phase I and Phase II trials demonstrated a level of safety and efficacy sufficient to proceed to Phase III trials. Litx has demonstrated positive results in tumor debulking in both animals and humans.

      Two of the cancers we are focusing on for the initial development of Litx are hepatoma and metastatic colorectal cancer. The intended endpoints cleared by the FDA for the Phase III trials for Litx in both these indications will, we believe, help facilitate broad label approval as a first-line therapy, alone or in combination with other treatments.
      We believe Litx has the potential to become a leading treatment of solid tumors due to its advantages over the primary forms of cancer treatment currently in use. These advantages include the following:

•	Litx is a targeted method of treatment. We believe that destruction of tumor tissue with Litx occurs only where light is delivered, thereby sparing the patient the debilitating side effects common to therapies such as radiation and chemotherapy. These systemic treatments have no thresholds, meaning that even a small amount of radiation or chemotherapy delivered to non-diseased tissue can cause unwanted damage. By contrast, Litx requires a specific amount of light at a specific wavelength to energize the LS11 drug molecules before tissue destruction occurs, and tissue destruction then occurs only in the immediate vicinity of the LED array. Because the Litx system can control the location and amount of light exposure, it can maintain cleaner boundaries between destroyed and spared tissue. In addition, LS11 has been shown to accumulate preferentially in tumor tissue, which could be important in the treatment of some solid tumors.

•	Litx is effective across all types of solid tumors. Litx causes destruction of tumor tissue when light from the LED array activates LS11 in the immediate vicinity of the light source. This mechanism, unlike other cancer therapies such as radiation or chemotherapy, is independent of tumor-specific biochemistry and therefore may not depend on the type of solid tumor treated.

•	Litx can access tumors throughout the body. Life-threatening tumors can be located in areas of the body where surgery is not feasible. Litx can be used in a minimally invasive manner to treat or debulk tumors that cannot be removed surgically or controlled by the other primary therapies for the treatment of tumors, thus potentially reducing the complications of more invasive therapies.

•	Litx is a repeatable treatment. The number of times a patient may be treated with chemotherapy or radiation is limited due to unwanted side effects caused by destruction of rapidly dividing non-diseased tissues, such as hair loss, internal bleeding, nausea, vomiting, immune system failure and non-absorption of food. Because the effect of Litx is confined to the area where light is delivered, Litx does not suffer from the limitations on repeated treatments and side effects that apply to chemotherapy and radiation therapy. In addition, our studies have shown that Litx is not susceptible to the type of resistance associated with repeated use that may limit the efficacy of these other therapies. As a result, we expect that health care providers will be able to use Litx to treat patients with tumors repeatedly as needed over time.
      In addition, we believe that Litx has competitive advantages over the conventional photodynamic cancer treatments currently used. The advantages include the following:

•	Litx is a unique combination drug/device product candidate. The FDA has classified Litx as a combination drug and device product and we intend to seek FDA approval for Litx as a system including LS11 and the LED device. We plan to commercialize Litx as a single-use therapeutic product, and we intend to seek coverage and reimbursement of the entire Litx system as a drug under the Medicare reimbursement system. Assuming that the entire Litx system is covered and reimbursed as a drug, this should compare favorably to existing photodynamic therapies for cancer, where the physician or institution is typically not reimbursed for the initial capital costs of the laser or other equipment. In addition, since Litx involves a procedure, we believe physicians may also be entitled to some procedure reimbursement in addition to drug reimbursement.

•	Litx has the potential for cost savings. In contrast to photodynamic therapies that require expensive lasers or other equipment, our single-use LED devices are designed to provide cost-effective solutions. Litx is designed to permit patients to avoid overnight hospital stays and to eliminate the need for the patient to be treated in an operating room or other high-cost hospital setting.

•	Litx is a versatile device. Unlike most photodynamic therapies for the treatment of cancer, where the lasers are used for short-term illumination due to device limitations, the Litx LED array can be illuminated for longer periods of time, enabling a greater degree of tumor destruction. The array can be placed in tumors that are difficult or impossible to reach with lasers due to the limitations imposed by laser fiber optic materials and fiber insertion technology. The Litx LED array is not as fragile as optical fibers used to transmit laser light within the body, so patients treated with Litx for tumors inside the body typically do not need to be anesthetized, permitting treatment in outpatient settings. Moreover, treatment with Litx is similar to the procedure used in standard tumor biopsies. Thus, the clinical use of Litx is designed to fit current physician practices and, we believe, will require only minimal physician training to gain competency to deliver the therapy.

•	Litx has an attractive side-effect profile and characteristics. The lack of water solubility of currently approved light-activated drugs used to treat tumors requires patients to avoid exposure to light for a substantial period of time following treatment to prevent unwanted damage to normal tissues. We believe, based on preclinical and clinical data, that cutaneous photosensitivity when using LS11, which is water soluble, may be lower than other light-activated drugs available in the market. In addition, LS11 is activated with a relatively long wavelength of visible light, which allows the therapeutic effects of Litx to penetrate deeper into tissue than other conventional light-activated drugs.

Business Strategy
      Our principal objective is to develop light-activated therapies for the treatment of solid tumors at any stage of development, with the goal of enabling physicians to use Litx to treat cancer as a chronic disease. To achieve this objective, we plan to pursue the following key strategies:

•	Obtain initial regulatory approval by targeting difficult to treat cancers. We intend to initially perform pivotal trials in late-stage cancers such as hepatoma, metastatic colorectal cancer and glioma, where other therapies typically offer limited or no survival benefit, which we believe may help expedite approval by the FDA. If clinical trials in these initial indications are successfully completed, we intend subsequently to initiate clinical development of Litx for the treatment of early-stage cancers, with the goal of targeting other solid tumor diseases. In some cases, as with hepatoma and glioma, our strategy is to develop Litx for treatment of tumors at any stage due to the lack of effective treatments even for early-stage disease.

•	Establish relationships with one or more development and commercialization partners. We have demonstrated expertise in the development and production of light-activated drug systems, including drug development, device engineering and production, optimization of drug-device interactions and the regulatory process. We intend to complete development of Litx and we will seek to enter into sales and marketing arrangements with either a single large global partner, a large global partner supported by local partners in jurisdictions with difficult regulatory environments, or a series of partners covering various geographies.

•	Expand Litx to address additional indications. Litx is almost completely unaffected by solid tumor type or location, and therefore has the potential to be applied to a large variety of solid tumors. We believe the favorable safety and efficacy profile of Litx, together with the repeatability of treatment, will permit us to pursue a large number of additional solid-tumor indications. If Litx shows progress in one or more of our trials in hepatoma, metastatic colorectal cancer and glioma, we intend to begin clinical trials in one or more other indications such as other tumors metastatic to the liver, primary and metastatic lung tumors, cancer of the gall bladder, thyroid cancer, primary and recurring rectal cancer, renal cell carcinoma, pancreatic cancer, sarcoma and metastatic and recurring breast cancer.

•	Continue to enhance our Litx solution. To the extent that new methods are developed for the production of LEDs and LED arrays, new biocompatible materials and new power delivery technologies are developed, and new drug production methods become feasible, there may be opportunities to pursue improvements to Litx. Despite the applicability of Litx in its current form to a wide range of solid tumors, if longer light wavelength absorbing compounds and other specific targeting agents for LS11 are developed they may give us the opportunity to develop treatments for diffuse tumors and liquid-phase cancers.

•	Expand and enhance the protection of our intellectual property. As part of our development of innovative light-activated therapies, we have established a strong intellectual property position. We currently hold licenses or sublicenses to approximately 39 U.S. patents and 36 U.S. patent applications and approximately 40 foreign patents and 61 foreign patent applications. Moreover, we believe we can extend our proprietary rights through further product enhancements.

Clinical Trial Results
      Several clinical trials designed to demonstrate safety and efficacy of LS11 and Litx therapy have been completed to date, the results of which are summarized below.

Meiji LS11/ Laser Trials
      Between 1992 and 2000, Meiji undertook two Phase I trials and a pivotal Phase II trial using LS11 and a conventional laser in the course of gaining approval in Japan for the use of LS11 in treating early-stage bronchopulmonary cancer. Those trials included over 70 patients in the United States and Japan. The results of the trials showed that LS11 was safe and effective in the treatment of early-stage lung cancer using the laser light source. Based on a 84.6% complete response rate and a 94.9% total response rate in these trials, LS11 was approved in Japan and is currently being marketed there for treatment of early-stage bronchopulmonary cancer. Complete response is the disappearance of the target tumor on post-treatment computed tomography, or CT, scans, while total response includes complete response plus partial response, which is decrease in diameter of the target tumor of 30% or more from baseline.

Phase I Litx Trial
      Light Sciences Corporation conducted a Phase I trial using Litx in 2002 to determine optimal LED light dose and overall safety. The trial used the drug dose of LS11 that had been established through prior clinical trials conducted by Meiji. The tumor types in the Phase I study included squamous cell carcinoma; adenocarcinoma from the colon, lung and breast; mesothelioma, melanoma, and sarcoma. This initial part of the trial included 18 patients. Final data verification and report preparation was completed and the data submitted to the FDA in 2003. Trial investigators raised no safety concerns regarding placement of the light source, and minimal adverse events directly attributable to treatment were reported during the conduct of this Phase I clinical trial. Principal investigators noted a 50% total response rate and an independent radiology assessment noted a 33% total response rate. Results from this trial were published in the October 2003 edition of the journal Cancer.

Phase IIb Litx Trial for Metastatic Colorectal Cancer
      Light Sciences Corporation began a Phase IIb trial using Litx for the treatment of metastatic colorectal cancer in September 2003 after guidance was obtained from the FDA’s Center for Drug Evaluation and Research. This Phase IIb trial was completed in December 2004. Patients who participated in this trial had confirmed diagnoses of metastatic colorectal cancer. Prior therapy failure was not a prerequisite, and clinicians were encouraged to treat patients with chemotherapy following Litx treatment. In this trial, 27 patients were treated with Litx. The total response rate was 24%, and the average time to progression of tumors treated with Litx was approximately twice that of untreated tumors (61 days versus 33 days, respectively). In the treatment of tumors, time to progression means the time between treatment and the date when the treated tumor is shown to have increased in size by 20% or more from its size at the time of treatment. The study report for this trial was submitted to the FDA in April 2005, and the preliminary data from this trial was published by the American Society of Clinical Oncology in June 2005. The adverse event reports did not demonstrate any unusual or unanticipated safety problems with Litx and did not find any significant cumulative toxicity, the primary objective of the trial.
Therapeutic Indication Pipeline
      We are developing Litx for several promising and underserved therapeutic indications. The following table summarizes our current pipeline of targeted indications.
Therapeutic Indication Pipeline

Indication	Stage of Development	Primary Milestone Objectives(1)	Marketing Rights(2)

Hepatoma	Phase III	First Phase III patient treated (second quarter 2006)	Worldwide except in Japan
Metastatic Colorectal Cancer	Phase II completed	First Phase III patient treated (second half 2006)	Worldwide except in Japan
Glioma	Phase I/II/III final planning	First Phase III patient treated (second half 2006)	Worldwide except in Japan

(1)	The dates appearing in parentheses indicate when we estimate, based on currently available data, that these milestones will be achieved.

(2)	Under the licenses and sublicenses described below under “— Technology In-Licenses and Other Agreements,” we have the right to use and sell LS11 for use in treating cancer in humans and animals in any country in the world, except Japan.

Hepatoma
      Hepatoma is a primary cancer of the liver. According to the 2005 edition of Cancer, Principles & Practice of Oncology, there are approximately one million new cases of hepatoma worldwide each year. In addition, according to an article published in the Journal of Hepatology in 2004, hepatoma kills approximately one million people worldwide each year. Because of the life-threatening nature of many hepatoma cases, physicians treat hepatoma patients with virtually all currently available cancer treatments.
      According to a 2004 Datamonitor report, the hepatitis B and C viruses are the most common causal agents associated with hepatoma development worldwide. Hepatoma often emerges decades after the initial infection coincident with the ongoing inflammatory process caused by the hepatitis virus. According to the World Health Organization, approximately 2 billion people have been infected with the hepatitis B virus worldwide, of which approximately 350 million suffer chronic infections. The Mayo Clinic estimates that more than 170 million people have the hepatitis C virus. Due to the prevalence of hepatitis B and C in many parts of the world, we expect the frequency of hepatoma to increase, even in the face of new vaccines and therapies for the hepatitis B virus. Currently there is no vaccine for the hepatitis C virus.

Advantages of Litx
      We believe that Litx can address the large percentage of hepatoma patients for whom surgery is not an option by downsizing and controlling tumors. Most deaths from hepatoma are caused by the bulk effect of solid tumors, which interfere with critical organ function, interrupt blood flow, cause bleeding, inflammation and infection or destroy critical functions of adjacent organs.
      We anticipate that the typical Litx course of therapy required for hepatoma will involve several treatments per patient. Reimbursement for some light-activated drugs in cancer therapy for hepatoma is currently supported in the United States, Japan, Taiwan, Singapore, and certain countries in Europe.

Development Plans/ Clinical Status
      We have received clearance from regulatory authorities to commence patient treatments in a Phase III trial for hepatoma. This Phase III trial is intended to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at multiple study sites, in anticipation of the submission of a new drug application to the FDA. We expect that our Phase III trial will involve approximately 200 patients at sites in Singapore, Hong Kong, Taiwan, South Korea, the Philippines, Malaysia and Thailand. Japan, China and some countries in Europe may also be included either in the global trial or in smaller local trials. The special protocol assessment application for hepatoma calls for two interim assessments of the safety and efficacy data. The endpoint for assessing the efficacy of Litx in this Phase III trial is patient survival, versus a control group receiving any other available therapy except resection. If this trial is successful, we intend to submit the data in a new drug application for concurrent registration initially in the United States, Singapore, Hong Kong and Taiwan, and thereafter, in certain other Asian countries and the European Union.

Metastatic Colorectal Cancer
      Metastatic colorectal cancer involves tumors primarily in the liver caused by metastases from primary colorectal cancer. According to GLOBOCAN 2002, a cancer incidence database produced by the International Agency for Research on Cancer of the World Health Organization, the worldwide incidence of colorectal cancer is approximately one million cases per year. The National Cancer Institute reports that approximately 50% of patients diagnosed with colorectal cancer will suffer from advanced disease that has metastasized to other parts of the body, most commonly to the liver. According to an October 2005 article published in the journal The Oncologist, the overall five-year survival rate for patients with metastatic colorectal cancer is 10% or less. In addition, according to a May 2005 article in the British Journal of Cancer, metastatic colorectal cancer is the second leading cause of death from cancer in North America. According to the National Cancer Institute, nearly 70% of the deaths attributed to colorectal cancer occur in patients who have liver metastases. The primary forms of conventional treatment for metastatic colorectal cancer are chemotherapy, surgery, locoregional ablation or radiation therapy.
      According to the National Cancer Institute, many metastatic colorectal tumors in the liver cannot be removed surgically and often respond to systemic combination chemotherapy for only a short time. We anticipate that the typical Litx treatment regimen for metastatic colorectal cancer will involve several treatments per patient. Similarly, we believe that the opportunities for treatment are large, particularly in countries where reimbursement for light-activated drug therapies is available.

Advantages of Litx
      The potential tumor destruction produced by Litx may be used either as a stand-alone treatment or as the platform for further attack on the disease with other treatments, such as chemotherapy, locoregional ablation, radiation therapy or surgery. We believe the combination of Litx and chemotherapy may prove to be more effective than using either treatment individually for the control of metastatic colorectal cancer.

Development Plans/ Clinical Status
      A Phase IIb clinical trial in metastatic colorectal cancer was completed in 2004. Results showed the desired safety and tumor response endpoints. On the basis of these results, we submitted a special protocol assessment application to the FDA in March 2006. We expect that patient treatments in a Phase III trial will begin in the second half of 2006, and that data from the trial, if successful, will be submitted for regulatory approval in the United States and Europe. This trial is expected to involve approximately 450 patients in approximately 80 sites in Europe and the U.S. Investigators in Korea, Japan, China and India have also expressed interest in participating in the Phase III trial, and data from one or more of these countries may be added to the global database. The criteria for assessment of efficacy of Litx in this Phase III trial is progression-free survival. In the Phase III metastatic colorectal cancer trial, the control group will be treated with chemotherapy while the treatment group will be treated with both chemotherapy and Litx. If Litx is approved by the FDA for the treatment of metastatic colorectal cancer, regulatory labeling may specify that Litx be used in conjunction with other therapies such as chemotherapy.

Glioma
      Glioma is a primary central nervous system tumor that arises from glial cells, which are a type of cell that surrounds nerve cells and holds them in place. According to a 2005 Datamonitor report, brain tumors account for over 85% of all primary central nervous system tumors, and the most common brain tumors are gliomas. The Datamonitor report estimates that there were approximately 34,000 new cases of glioma in the United States, Japan and Western Europe in 2005. Glioma typically is treated through a combination of surgery, radiation therapy and chemotherapy.
      Although the potential size of the glioma market is not as large as that for hepatoma or metastatic colorectal cancer, the lack of effective therapies for the long-term control of glioma presents an opportunity for Litx. We believe that a large percentage of the new cases of glioma that occur each year in the United States, Japan and Western Europe could be candidates for Litx.

Advantages of Litx
      We believe Litx may present significant advantages in the treatment of glioma in the brain. Animal and human studies have demonstrated that the apoptotic method of action of Litx results in little attendant inflammation and swelling at the site of treatment. In addition, the minimally invasive nature of the procedure could reduce the amount of time that a patient is exposed to potentially life-threatening infections that are often associated with cranial surgery.
      One of the consequences of glioma is the recurrence of tumors after surgery due to the uneven form and structure of tumors and the finger-like, “satellite” lesions that commonly occur close to the primary lesion. Surgery usually is not successful in removing the entire tumor, but generally only reduces symptoms and potentially yields some life extension until the tumor regrows. When using Litx for other tumor treatments, light is usually delivered quickly following injection with LS11. Treatment data from glioma studies in Japan, however, has shown that LS11 concentrates aggressively in glioma as opposed to normal brain tissue at 12 hours after injection. Accordingly, we expect that the Litx procedure in glioma will be different than the procedure in our other indications, with a 12-hour interval between drug injection and light source placement. With the possibility for destruction of the outlying satellite lesions of glioma, Litx has the potential to yield a more favorable outcome for glioma patients than surgery.
      The potential tumor destruction produced by Litx may be used either as a stand-alone treatment or as the platform for further attack on the disease with other treatments, such as chemotherapy, locoregional ablation, radiation therapy or surgery. We believe the combination of Litx and chemotherapy may prove to be more effective than using either treatment individually for the control of glioma.

Development Plans/ Clinical Status
      We intend to conduct a small Phase I/II trial at one or two sites in Europe in 2006 designed to demonstrate that Litx does not produce swelling in the brain. Protocols for this trial are in final revision. We do not anticipate that any additional Phase II trials will be required. We intend to submit these protocols for clearance in several countries in Europe. If safety data is established in the Phase I/II trial, we expect to begin the Phase III glioma trial in the second half of 2006. We anticipate that this trial will involve approximately 200 patients in European countries. We intend to submit the database from the Phase III trial, if successfully completed, for regulatory approval in Europe. If we obtain clearance of the Phase III protocol in Europe, we plan to discuss with the FDA our strategy for trial design and venue for submission of a new drug application in the United States. We believe that the criteria for assessment of efficacy of Litx in this Phase III trial will probably be time to progression, followed by survival in a Phase IV post-marketing approval study. If Litx is approved by the FDA for the treatment of glioma, regulatory labeling may specify that Litx be used in conjunction with other therapies.

Other Solid Tumor-Related Indications
      We believe that most solid tumors represent a clinical opportunity for treatment with Litx. In Phase I trials, the Litx system demonstrated applicability to a broad range of solid tumors. Some of the most promising targets for development beyond hepatoma, metastatic colorectal cancer and glioma include:

•	other tumors metastatic to the liver;

•	primary and metastatic lung tumors;

•	cancer of the gall bladder;

•	thyroid cancer;

•	primary and recurring rectal cancer;

•	renal cell carcinoma;

•	pancreatic cancer;

•	sarcoma; and

•	metastatic and recurring breast cancer.
      These indications are attractive because they may all be treatable with our existing Litx device. Other tumors, like early-stage breast cancer, prostate cancer, disseminated ovarian cancer, esophageal cancer, and early-stage stomach and colorectal cancer, might require different light source configurations. We believe these cancers present substantial possibilities for development and use of Litx.
      We may commence clinical trials in one or more of these additional indications prior to the submission of the new drug applications in hepatoma, metastatic colorectal cancer and glioma. Whether and when we begin trials for any additional indications depends on our entering into collaborations with strategic partners to help finance the costs of those trials. Some of the trials may be preceded by preclinical work in animals, or Phase I or II trials to define safety or method issues.
      In addition, we have demonstrated in preclinical models that when the LED array is placed next to the outside blood vessels that supply a tumor, but not placed within the tumor, Litx closes these blood vessels and causes cell death of the tissues supplied by the particular blood vessel. In essence, a wedge or bloc resection is created without surgical intervention. These extended vascular kill zone effects have also been seen in some of the clinical study patients. This extended vascular kill zone effect may serve as a platform for extension of the indications for Litx as a replacement for cancer surgery.

Litx Technology
      Litx is a combination drug/device product containing LS11, a light-activated, water-soluble relative of chlorophyll, and a light-generating LED array. The LED array is used to generate a precise wavelength of light that photo-energizes LS11, which initiates a photochemical reaction within tissue. This reaction causes the formation of highly reactive singlet oxygen.
      We have demonstrated in human trials that the LED array can be deployed into the center of a tumor in many parts of the body. In the case of solid tumor therapy, the LED array is inserted through the skin into the solid tumor mass and slowly activates LS11 within the tumor, killing tissue and closing blood vessels within a zone surrounding the LED array.
      The effects of Litx therapy are highly localized at the site where the light from the LED array energizes molecules of LS11 to trigger the release of singlet oxygen. Even though LS11 is administered intravenously and so is available in sufficient concentration for activation throughout the body, singlet oxygen is produced only when enough light of the correct wavelength is delivered over a specific time. This permits the destruction of only targeted tissues and not adjacent structures. Another benefit of Litx therapy is that the destructive process of singlet oxygen is curtailed by singlet oxygen’s microsecond lifetime. Further, there is no cell resistance to the destructive activity of singlet oxygen. As a result we believe tumor cells do not develop resistance to repeated Litx treatment.

LS11
      Talaporfin sodium is a pure, semi-synthetic compound developed in Japan by Meiji and Eneos under the Laserphyrin® brand name. Laserphyrin was approved for commercial use in Japan in October 2003 for the laser-activated treatment of early-stage bronchopulmonary lung cancer. We subsequently developed a proprietary synthetic method for the production of LS11, our version of talaporfin sodium, and a full LS11 drug master file which may be reviewed by the FDA to support a premarket notification or premarket approval application. Preliminary clinical data shows, among other things, a lower risk of skin photosensitivity (due to the shorter half-life and greater water solubility of LS11 compared to the photodynamic drugs used in other currently approved photodynamic cancer therapies) in patients receiving doses at 1 mg/kg, the standard dose used in current oncology trials. We anticipate that the pharmacology/ toxicology package that was filed in support of the Japanese marketing approval application will help expedite FDA review of our current indications and reduce costs of acquiring data for potential regulatory filings.
      Light Sciences Corporation has granted us an exclusive sublicense to use LS11 in the treatment of cancer in humans and animals worldwide (except in Japan), and Light Sciences Corporation in turn has been granted a worldwide (except in Japan) exclusive license to use LS11 in the treatment of disease in humans or animals by Meiji and Eneos. In addition, the patent on the chemical compound for LS11 has expired in the United States and most foreign countries. See “Risk Factors — Risks Related to Our Business” and “Business — Technology In-Licenses and Other Agreements” for more information about this sublicense and license.

LED Device Technology
      Our LED-based device technology is designed for precise delivery of the intended therapeutic effect through the infusion of light directly to the intended treatment area. Wavelengths absorbed by the various light-activated drugs currently used in photodynamic cancer therapy are typically in the visible range, between 390 nm (ultraviolet) and 700 nm (far-red). The degree to which light penetrates tissues in the body is a function of the wavelength and intensity of the light and the optical transmission properties of the tissue. Our LED-based device technology uses light near the red part of the visible spectrum, which penetrates tissues more deeply than shorter wavelengths near the blue part of the spectrum.
      Moreover, the versatility of our LED-based device technology permits the physician to control where in the body specific light energy is directed. The Phase I trial employed a 3 mm diameter, 25 mm long LED array connected to an external power supply. The Phase II trial utilized a 1.5 mm diameter light source that was 25 mm in length, also connected to the external power supply. This smaller light source provided optical energy equivalent to the 3 mm clinical device, yet was significantly less invasive. The 3 mm and 1.5 mm devices have been clinically well tolerated and are comfortable enough to allow for sufficient patient mobility while receiving treatment. Prior to the end of 2006, devices used in all our clinical trials are expected to be replaced with a 1.2 mm device with a small, disposable external power supply.
      Insertion of the LED array can be guided by either ultrasound or CT scan. The insertion can be done in the outpatient clinic using a portable ultrasound device. We believe that the majority of cases of hepatoma and metastatic colorectal cancer may be treated with light source insertion done by the treating physician using real-time ultrasound, just as in a liver biopsy. Other types of tumors, such as those in the lungs, pelvis or bones, may require CT guidance for light-source insertion.
      We do not own the patents covering the LED array. Instead, Light Sciences Corporation has granted us an exclusive license to use the patents covering the LED array in the treatment of cancer in humans and animals worldwide. See “Risk Factors — Risks Related to Our Business” and “— Technology In-Licenses and Other Agreements.”
Research
      Our primary business focus is the clinical development of Litx for the treatment of hepatoma, metastatic colorectal cancer, glioma and one or more possible follow-on indications. However, ongoing research is expected to allow us to:
      Continue to develop improvements to the technology. Light Sciences Corporation is developing new, high-efficiency LED technology to which we have an exclusive license for use in the treatment of cancer, subject to limited exceptions, in humans and animals worldwide, and we believe that some of the LEDs produced with this technology may be more efficient and brighter than LEDs currently used in our LED arrays. New methods of LED array production are also being studied, with the same goals of prototype production, testing and commercial implementation. We have developed a smaller LED device (1.2 mm diameter) designed to be used in the treatment of patients in Phase III trials, which has several improvements including new flexible circuit substrate materials. This new 1.2 mm diameter LED device also includes a small, disposable external power supply, which eliminates the need for the health care provider to purchase a separate re-usable external power supply and enables us to market the Litx system as a single-use disposable device. The power supply of this new 1.2 mm device, which is quite small, is simply taped to the patient’s body after placement of the LED array into the tumor.
      Engage in research to define additional extensions of our therapeutic platform. We plan to continue several small research projects, including research in the use of compounds that are activated by longer light wavelengths than LS11 to determine if larger tumor kill zones are possible, and research in the use of specific targeting agents to extend the use of Litx to disseminated disease. If longer-wavelength compounds expand the tumor kill zone, we will assess potential market impact; if favorable, we may begin the process of human trials of agents in this class of compounds which show promise for treatment of large tumors. If targeting agents are found which yield substantial concentrations of LS11 in tumor tissue, we may again determine potential market impact.
Manufacturing
      We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of LS11, the LED array or any other components of the Litx system. We currently have no plans to develop our own clinical- or commercial-scale manufacturing capabilities, and we expect for the foreseeable future to rely on contract manufacturers for both clinical and commercial supplies of LS11, the LED array and the other components used in our Litx system.
      The active pharmaceutical ingredient that is used in LS11 is manufactured for us by Johnson Mathey Pharmaceutical Materials, Inc. A critical component needed to manufacture LS11 is manufactured by a single supplier, Frontier Scientific, in Utah. Fill and finish operations for LS11 are conducted by Baxter

Pharmaceuticals Solutions LLC using the active pharmaceutical ingredient produced by Johnson Mathey Pharmaceutical Materials, Inc. The LED array is manufactured by Avago Technologies Pte. (formerly Agilent), or Avago, a third-party LED package producer. The light-activation device, which includes the LED array and a disposable power supply, is assembled by Hantel Technologies Inc. Each of these suppliers is our sole source for the indicated component or service, although we are currently in discussions with other potential suppliers and service providers.
Third-Party Reimbursement
      Government and private insurance programs, such as Medicare, Medicaid, health maintenance organizations and private insurers, fund the cost of a significant portion of medical care in the United States. As a result, government imposed limits on reimbursement of hospitals and other health care providers have significantly impacted their spending budgets and buying decisions. Under certain government insurance programs, a health care provider is reimbursed a fixed sum for services rendered in treating a patient, regardless of the actual cost of such treatment incurred by the health care provider. Private third-party reimbursement plans are also developing increasingly sophisticated methods of controlling health care costs through redesign of benefits and exploration of more cost-effective methods of delivering health care. In general, we believe that these government and private measures have caused health care providers to be more selective in the purchase of medical products.
      Reimbursement for health care costs outside the United States varies from country to country. Japan, Taiwan, Singapore, Korea, Hong Kong and most European countries have mixed reimbursement systems somewhat similar to the U.S. system, meaning that reimbursement comes from a mixture of both private and public sources. We believe that most of these countries have significant reimbursement available for cancer therapies identified as targeting clinical oncology problems. China has an evolving reimbursement system in which state-funded reimbursement for oncology procedures appears to be increasing.
Patents and Proprietary Rights
      We hold licenses or sublicenses to an intellectual property portfolio consisting of approximately 39 patents and 36 patent applications in the United States, and approximately 40 patents and 61 patent applications in foreign countries, for use in the treatment of cancer in humans and animals worldwide (except in Japan). We rely primarily on two United States patents and two United States patent applications for the product candidates that are the subject of our current clinical trials. All of the patents and patent applications used in our business are licensed or sublicensed to us under the agreements described below under “Business — Technology In-Licenses and Other Agreements.” Accordingly, references in this prospectus to “our” patents, patent applications and other intellectual property and other similar references refer to the patents, patent applications and other intellectual property that is licensed or sublicensed to us, and references to patents, patent applications and other intellectual property that is “licensed” to us and other similar references refer to patents, patent applications and other intellectual property that is licensed or sublicensed to us.
      Our intellectual property strategy emphasizes the following elements:
      Drug patents. The patent covering the chemical composition of LS11 has expired in the United States and most other countries. However, we expect to file a U.S. patent application in 2006 for a new method of manufacturing LS11. We also have received licenses and sublicenses from Light Sciences Corporation to use several patents and patent applications on alternative photoactive drugs and new targeting methods intended to improve drug delivery.
      Device patents. Under our license agreement with Light Sciences Corporation, we have exclusive, worldwide rights to use Light Sciences Corporation’s patents covering the flexible LED array that is part of our Litx system for use in treating cancer in humans and animals. We anticipate that these patents, as well as pending applications for additional patents, will, until they expire, provide us with an exclusive position from which to commercialize devices which generate non-coherent light inside the body for activating drugs for oncology. What we believe to be the most important patent covering flexible LED arrays will expire in 2016 in the United States.
      Method patents. Our license grants us the right to use a number of other patents owned by Light Sciences Corporation covering methods of use of light-activated treatments for cancer, particularly in regard to the use of light generated by any source inside the body and the use of flexible light sources within the body. What we believe to be the most important patent covering the use of any source to generate light inside the body for light-activated treatments will expire in 2013 in the United States.
      Patent Term Restoration Act. Under the Drug Price Competition and Patent Term Restoration Act of 1984, a patent which claims a product, use or method of manufacture covering drugs and certain other products may be extended for up to five years to compensate the patent holder for a portion of the time required for research and FDA review of the product. This law also establishes a period of time following approval of a drug during which the FDA may not accept or approve applications for certain similar or identical drugs from other sponsors unless those sponsors provide their own safety and efficacy data. We will seek to collaborate with Light Sciences Corporation to assess the prospect for extending the term of some of its patents under this law. However, we cannot assure you that Light Sciences Corporation will seek, or will be able to take advantage of, the patent term extension or marketing exclusivity provisions of this law.
      Drug-device coupling. Our Litx system consists of both a drug and a device and we intend to seek regulatory approval of our Litx system as a combination drug/device product in the United States and in other countries to the extent the laws of those other countries provide for a combination drug/device approval similar to that granted by the FDA. If so approved in a country, any competitor seeking to market a light-activated cancer therapy using LS11 after expiration of our key patent covering the use of a light source inside the body would need to both design a light-generating device that did not infringe any patents we may have in that country and then obtain their own regulatory approval for both the drug and device elements of their system.
      When appropriate, we will seek foreign patent protection. The patents and patent applications that have been licensed to us do not cover certain countries, including China. As a result, our Litx system, if approved for sale in any of those foreign countries, may be vulnerable to competition.

Risks Relating to Patents and Proprietary Rights
      Our success will depend in large part on our ability to:

•	defend patents;

•	obtain additional patent and other proprietary protection for the Litx system;

•	preserve trade secrets; and

•	operate without infringing the patents and proprietary rights of third parties.
      Although we believe the patents and patent applications that have been licensed or sublicensed to us provide us a competitive advantage, the patent positions of pharmaceutical, life sciences and medical device companies are highly uncertain and involve complex legal and factual questions. Any of us, Light Sciences Corporation or Meiji may not be able to develop additional patentable products or processes or obtain patents from pending patent applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us. In addition, we do not own any patents or patent applications, and instead have obtained our rights to use all of the patents and patent applications, that are critical to our business under license and sublicense agreements. Those agreements require that we perform certain duties and comply with certain obligations in order to maintain our rights, and those agreements may be terminated or our licenses and sublicenses may be suspended or limited if we do not perform those duties or obligations or under certain other circumstances. See “Risk Factors — Risks Related to Our Business” and “Business— Technology In-Licenses and Other Agreements.” Moreover, there is a risk that, despite our intellectual property portfolio, our competitors will be able to develop products that compete with ours without violating our patents, which could have a material adverse effect on our business.
      The patents that have been or may be licensed to us may be challenged, invalidated, circumvented or held to be infringed or unenforceable, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us.
      Patent applications in the United States that are not filed in other countries can be maintained in secrecy until patents issue, and patent applications in certain foreign countries generally are not published until many months after they are filed. Scientific and patent publication often occurs long after the date of the scientific developments disclosed in those publications. Accordingly, we cannot be certain that we, Light Sciences Corporation or Meiji were the first to invent the subject matter covered by any patent or patent application or were the first to file a patent application for any such invention.
      Our commercial success depends significantly on our ability to operate without infringing patents and proprietary rights of third parties. A number of pharmaceutical companies, life sciences companies, medical device companies, universities and research institutions may have filed patent applications or may have been granted patents that cover product candidates or technologies similar to the product candidates or technologies owned or licensed to us. We cannot determine with certainty whether patents or patent applications of other parties may materially adversely affect our ability to make, use or sell any products.
      The existence of third-party patent applications and patents could significantly limit our ability to obtain meaningful patent protection. If patents containing competitive or conflicting claims are issued to third parties, we may be enjoined from pursuing research, development or commercialization of products or may be required to obtain licenses, if available, to these patents or to develop or obtain alternative technology. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies to ours. If another party controls patents or patent applications covering our potential products, we may not be able to obtain the rights we need to those patents or patent applications in order to commercialize our products or we may be required to pay royalties, which could be substantial, to obtain licenses to use those patents or patent applications.
      Litigation may be necessary to enforce patents licensed to us or to determine the scope or validity of another party’s proprietary rights. United States Patent and Trademark Office interference proceedings or proceedings in foreign jurisdictions may be necessary if our licensors and another party both claim to have invented the same subject matter. Our license and sublicense agreements generally give our licensors the right to control litigation and similar proceedings with respect to the patents and patent applications that are licensed to us. As a result, we generally will not have the right to control strategic or other decisions made in connection with these matters, and our licensors may make decisions relating to patent litigation or prosecution that may adversely affect us.
      We could incur substantial costs if:

•	litigation is required to defend against patent suits brought by third parties;

•	patent suits are brought against our licensors;

•	we or our licensors initiate similar suits; or

•	we or our licensors participate in interference proceedings.
      In addition, we or our licensors may not prevail in any of these actions or proceedings. An adverse outcome in litigation or an interference or other proceeding in a court or patent office could:

•	subject us to significant liabilities;

•	require us to seek licenses, if available, of the disputed rights from other parties and potentially make significant payments to those parties; or

•	require us to cease using certain technology, which could prevent us from manufacturing certain products.

      We also rely on trade secrets and proprietary know-how, especially when we do not believe that patent protection is appropriate or can be obtained. Our policy is to require each of our employees, consultants and advisors to execute a confidentiality and inventions assignment agreement before beginning their employment, consulting or advisory relationship with us. These agreements generally provide that the individual must keep confidential and not disclose to other parties any confidential information developed or learned by the individual during the course of the individual’s relationship with us except in limited circumstances. These agreements generally also provide that we shall own all inventions conceived by the individual in the course of rendering services to us.
      Manufacturing of the LED array involves a number of trade secrets. Our contractual relationship with Avago is intended to protect these trade secrets. Pursuant to our agreement with Avago, any technology jointly developed by us and Avago is jointly owned by both parties as joint tenants and any technology developed exclusively by Avago is owned by Avago only. However, under our agreement with Avago, we have the exclusive right to negotiate a license to use in the healthcare field any flexible LED array technology developed exclusively by Avago in the course of its performance under our agreement.
      We work with others in our research and development activities and one of our strategies is to enter into collaborative agreements with third parties to develop, sell and market our proposed products. Disputes may arise about inventorship and corresponding rights in know-how and inventions resulting from the joint creation or use of intellectual property by us and our licensors, collaborators, consultants and others. In addition, other parties may circumvent any proprietary protection we do have. As a result, we may not be able to maintain our proprietary position.
Technology In-Licenses and Other Agreements

Light Sciences Corporation Exclusive License Agreement
      In October 2005, we entered into a license agreement with Light Sciences Corporation under which Light Sciences Corporation granted us an exclusive, worldwide license to use certain patents, patent applications and other intellectual property, including certain trademarks, of Light Sciences Corporation for the purpose of developing and commercializing products relating to treatment, diagnosis and monitoring of cancers in humans and animals. These patents cover, in general, the LED array and the use of light within the body for therapeutic purposes.
      Under the license agreement, we are required to pay royalties to Light Sciences Corporation which are calculated as a percentage of our net sales of “licensed products,” which, in general, means any products that incorporate or make use of the patents or other intellectual property licensed to us by the agreement. We are also obligated to pay these royalties on net sales of licensed products by any parties to whom we grant sublicenses under the license agreement. Our obligation to pay royalties for any licensed product ends, on a country-by-country basis, on the later of (a) the last to expire of any licensed patent covering that product in that country and (b) 10 years after the first commercial sale of any licensed product in that country. To date, we have not been required to pay any royalties to Light Sciences Corporation under this license agreement.
      Light Sciences Corporation is responsible for filing, prosecuting and maintaining the licensed patents and patent applications. We are required to pay a pro rata percentage of the out-of-pocket expenses incurred by Light Sciences Corporation in fulfilling these duties. Light Sciences Corporation has the right, under the license agreement, to grant licenses to use the same patents, patent applications and other intellectual property that are covered by the license agreement to other parties, whom we sometimes refer to as “other licensees,” for use in connection with the treatment of diseases outside the oncology field. Our pro rata percentage is based on the number of other licensees to whom licenses to use those patents, patent applications and other intellectual property have been granted. If Light Sciences Corporation elects to abandon the prosecution or maintenance of any licensed patent or patent application, then we have the right to assume control of the filing, prosecution and maintenance of the patent or patent application. If we elect to assume control and no other licensee desires to pursue such patent or patent application, then the patent or patent application will be assigned to us and no longer licensed to any other licensees. If we elect not to assume control and only one other licensee desires to assume such control, then such patent or patent application will be assigned to such other licensee and the patent or patent application will be removed from the technology licensed to us.
      Light Sciences Corporation has the first right, but not the obligation, to bring an action against a third party for infringement of the licensed patent rights. If Light Sciences Corporation does not bring an action against a third-party infringer, then we and any other licensees in whose field the infringement has occurred may bring an infringement action at our and/or their expense. If we and at least one other licensee bring an infringement action, then we are required to negotiate a joint agreement with such other licensee regarding the conduct of the action, including the sharing of expenses and monetary awards. Light Sciences Corporation has the right to approve such joint agreement. Actions for misappropriation of trade secrets or infringement of trademarks included in the licensed technology are handled in the same manner as infringement of the licensed patent rights.
      As a result of the rights given to Light Sciences Corporation and any other licensees as described in the preceding two paragraphs, we may have no control or only limited control over the prosecution, maintenance, defense and enforcement of the patents, patent applications and other intellectual property covered by the license agreement.
      We are obligated to indemnify Light Sciences Corporation for all damages, excluding consequential damages, arising from our breach of the license agreement or the use or commercialization of our products by us or our sublicensees, except to the extent such damages result from Light Sciences Corporation’s breach of the agreement or its gross negligence or willful misconduct.
      Absent a voluntary termination by us or a termination by Light Sciences Corporation under the provisions summarized below, the license agreement will remain in effect until we are no longer obligated to pay royalties. Upon expiration of the license agreement at the end of the royalty period, our license continues as a fully paid-up, royalty-free license.
      We are required to use reasonable commercial efforts to develop and commercialize products under the license agreement, develop relationships with commercial partners with respect to such products and obtain approvals necessary to commercialize products. If we do not meet these obligations prior to October 2010, then Light Sciences Corporation may convert our license to a nonexclusive license or revoke our license and terminate the license agreement. Our license agreement shall also terminate if we become bankrupt or insolvent. We may terminate the license agreement and license upon 60 days’ written notice at any time.
      If an event of default occurs with respect to Light Sciences Corporation (e.g., an uncured breach or certain bankruptcy, insolvency or liquidation events), then our license becomes irrevocable and fully paid up, and we and any other licensees will have the right to jointly agree as to all future prosecution and maintenance of the licensed patents and patent applications and jointly designate a party to whom Light Sciences Corporation will be obligated to assign the licensed patent rights.

Light Sciences Corporation Sublicense Agreement
      In October 2005, we entered into a sublicense agreement with Light Sciences Corporation under which Light Sciences Corporation granted us an exclusive, worldwide (except in Japan) sublicense to use certain patents and other intellectual property relating to the light activated drug in connection with the treatment, diagnosis and monitoring of cancer in humans and animals. Light Sciences Corporation does not own the patents and other intellectual property relating to the light activated drug that it has sublicensed to us. Rather, Light Sciences Corporation has an exclusive license to develop, make and sell LS11 and products containing LS11 for use in the treatment, diagnosis or monitoring of disease in humans and animals outside of Japan pursuant to the Meiji License Agreement with Meiji and Eneos. Because Meiji is, in general, empowered to act for Eneos under the Meiji License Agreement, we sometimes refer to Meiji and Eneos, collectively, as “Meiji”. Light Sciences Corporation has the right, under the license agreement, to grant sublicenses to other parties, whom we sometimes refer to as “other sublicensees,” to use, in connection with the treatment of other diseases, the same patents, patent applications and other intellectual properties that are covered by the sublicense agreement with us.

      The patent covering the chemical composition of LS11 has expired in the United States and most other countries. However, under our sublicense agreement, we have received sublicenses to use several patents and patent applications on alternate photoactive drugs.
      Under the sublicense agreement, we are required to pay Meiji aggregate milestone payments of up to $15 million due under the Meiji License Agreement. The amounts and timing of these milestone payments are based on the filing or approval of certain new drug applications for our product candidates in the United States and Europe. To date, we have not paid any milestone payments under the sublicense agreement.
      We are also obligated to pay royalties to Meiji, which are calculated as various percentages of our net sales of “licensed products,” which include, in general, any of our products that use LS11 as an active ingredient. Royalty percentages are greater for net sales of licensed products in countries where we have market exclusivity than for net sales of licensed products in countries where we do not have market exclusivity. With respect to any countries in which market exclusivity exists for any licensed product for a given indication, royalties are payable from the date of the first commercial sale in that country until the later of (a) expiration of market exclusivity in that country and (b) if market exclusivity in that country expires, the tenth anniversary of the first commercial sale in that country for that indication. With respect to any country in which no market exclusivity exists for a given indication, royalties are payable on net sales of licensed products in that country for that indication from the date of the first commercial sale in that country until the earlier of (a) the date of the expiration of market exclusivity for that indication in the United States and (b) the tenth anniversary of the date of the first commercial sale in that country for that indication. We are deemed to have market exclusivity in countries where the governing authorities of that country confer legal protection to the licensed product for and based on the sublicensed technology and/or data generated from the sublicensed technology. To date, we have not paid any royalties under the sublicense agreement. If certain sublicensed patents covering the “licensed product” are still enforceable in Japan at the end of the applicable royalty period, we may be obligated to continue to pay royalties.
      Our rights under the sublicense agreement are, in general, subject to the terms of the Meiji License Agreement and we are therefore required to comply with certain obligations under the Meiji License Agreement. For example, we are required to use commercially reasonable diligence to develop, obtain regulatory approval of, and commercialize a product incorporating, the sublicensed technology. If we are found not to have satisfied this obligation, Light Sciences Corporation has the option of either terminating its rights under the Meiji License Agreement in areas where we failed to exercise commercially reasonable diligence or retain its rights under the Meiji License Agreement by paying certain of the milestone payments referred to above in advance of the times they would otherwise be payable, in which case we would be obligated under the sublicense agreement to make those payments. If Light Sciences Corporation elects to do neither of the foregoing, then Meiji may convert the exclusive license granted to Light Sciences Corporation to a semi-exclusive license, or, in some cases, terminate the license. Any termination or limitation of the Meiji License Agreement would result in the termination or limitation of our rights under the sublicense agreement.
      Meiji is responsible for prosecuting, obtaining and maintaining the sublicensed patents and patent applications. Neither Light Sciences Corporation nor we have the right to prosecute or maintain the sublicensed patents or patent applications.
      Light Sciences Corporation has the first right, but not the obligation, to bring an action against a third party for infringement of the sublicensed patent rights in any country except Japan. If Light Sciences Corporation elects not to bring an action against a third-party infringer, then we and any other sublicensees in whose field the infringement has occurred may elect to bring an infringement action (subject to the rights of Meiji) at our and/or their expense. If we and at least one other sublicensee elect to bring an infringement action, then we are required to negotiate a joint agreement with the other sublicensee regarding the conduct of the action, including the sharing of expenses and monetary awards. Light Sciences Corporation has the right to approve such joint agreement. Amounts recovered in any such action are subject to the payment of royalties due to Meiji under the Meiji License Agreement.

      If an event of default occurs with respect to Light Sciences Corporation (e.g., an uncured breach or certain bankruptcy, insolvency or liquidation events), then our sublicense becomes irrevocable and we and any other sublicensees will have the right to jointly agree with respect to all future enforcement of the sublicensed patents, subject to the right of Meiji.
      We are obligated to indemnify Light Sciences Corporation for damages, excluding consequential damages, arising from our breach of the sublicense agreement or the use or commercialization of our products covered by the sublicensed technology by us or our sublicensees, except to the extent such damages result from Light Sciences Corporation’s breach of the agreement or its gross negligence or willful misconduct.
      Absent a termination of the sublicense agreement under the provisions summarized below, the sublicense agreement will remain in effect during the term of the Meiji License Agreement. Absent a termination of the Meiji License Agreement under the provisions summarized below or by mutual agreement between Meiji and Light Sciences Corporation, the term of the Meiji License Agreement extends until the later of April 28, 2016 or, on a country-by-country basis, until the later of the expiration of the last to expire of any sublicensed patent covering a product or the date the obligation to pay royalties ends.
      Our sublicense agreement will automatically terminate if certain insolvency or liquidation events occur with respect to us. We may terminate the sublicense agreement upon 60 days’ written notice. In the event our license agreement with Light Sciences Corporation described above is terminated, both we and Light Sciences Corporation will have the right, exercisable within 12 months of such termination, to terminate the sublicense agreement upon 30 days’ written notice.
      The Meiji License Agreement may be terminated by Meiji or Light Sciences Corporation upon a uncured material breach by the other party or the other party’s insolvency or bankruptcy. If the Meiji License Agreement were terminated by Meiji as a result of Light Sciences Corporation’s uncured material breach, bankruptcy or insolvency, all rights granted to Light Sciences Corporation would terminate, as would our right to use all of the patents and other intellectual property that have been sublicensed to us pursuant to the sublicense agreement.
      Our sublicense agreement requires us to notify Meiji if we develop or acquire rights to any light generation and/or light delivery device for use with LS11 in the oncology field, and to discuss with Meiji a possible mutual agreement with respect to our rights to such device for use with LS11 in Japan.
Sales and Marketing
      We do not currently have any sales or marketing personnel. We currently intend to rely on third parties to market and distribute our proposed products, and we are seeking to enter into agreements for the development and sale of our products with one or more third parties.
Government Regulation
      The research and development, preclinical studies and clinical trials, and ultimately, the manufacturing, marketing and labeling of our potential products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries. The Federal Food, Drug and Cosmetic Act and its regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, approval, clearance, advertising and promotion of our products. Preclinical studies, clinical trials and the regulatory approval process typically take years and require the expenditure of substantial resources. If regulatory approval or clearance of a product is granted, the approval or clearance may include significant limitations on the indicated uses for which the product may be marketed. Our product candidates are subject to regulation in the United States as drugs and devices.

     FDA Regulation — Approval of Therapeutic Products
      The steps ordinarily required before a drug may be marketed in the United States include:

•	preclinical studies;

•	the submission of an investigational new drug application to the FDA, which must become effective before human clinical trials may commence;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug;

•	the submission of a new drug application to the FDA; and

•	FDA approval of the new drug application, including approval of all labeling.

      Preclinical tests include laboratory evaluation of product chemistry and formulation as well as animal studies to assess the potential safety and efficacy of the product. The FDA requires that preclinical tests be conducted in compliance with good laboratory practice regulations. The results of preclinical testing are submitted as part of an investigational new drug application to the FDA. A 30-day waiting period after the filing of each investigational new drug application is required by the FDA prior to the commencement of clinical testing in humans.
      In addition, the FDA may, at any time during this 30-day waiting period or any time thereafter, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization.
      Clinical trials to support new drug applications involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated. Clinical trials are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into human subjects or patients, the drug is tested to assess safety, metabolism, pharmacokinetics and pharmacology, including side effects associated with increasing doses. Phase II usually involves studies in a limited patient population to:

•	identify possible adverse effects and safety risks;

•	assess the efficacy of the product candidate in specific, targeted indications; and

•	assess dosage tolerance and optimal dosage.
      If a product candidate is found to be potentially effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at multiple study sites. Phase I, Phase II or Phase III clinical studies may not be completed successfully within any specified time period, if at all, with respect to any of our potential products.
      Phase IV, or post-marketing, trials may be mandated by regulatory authorities or may be taken voluntarily. In oncology, approvals involving endpoints other than survival usually require post marketing surveillance (or Phase IV) trials to determine survival on a longer-term basis. Phase IV trials are typically initiated to monitor the safety and efficacy of a drug in its approved population and indication but over a longer period of time, so that rare or long-term adverse effects can be detected over a much larger patient population and time than was possible during prior clinical trials. Alternatively, Phase IV trials may be used to test a new method of drug administration, or to investigate a drug’s use in other indications. Adverse effects detected by Phase IV trials may result in the withdrawal or restriction of a drug.
      If the required Phase I, II and III clinical testing is completed successfully, generally a new drug application is submitted. Once the submission is accepted for filing, the FDA begins an in-depth review of the new drug application. Under the Federal Food, Drug and Cosmetic Act and User Fee legislation, the FDA has up to 12 months in which to review the new drug application and respond to the applicant. The FDA may ask an advisory committee to make comments on the conclusions of the study and the study design and whether the drug should be approved. The FDA is not bound by the recommendation of an advisory committee. If the FDA evaluations of the new drug application and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter. The approvable letter usually contains a number of conditions that must be met to secure final FDA approval of the new drug application. When, and if, those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter. If the FDA’s evaluation of the new drug application or manufacturing facility is not favorable, the FDA may refuse to approve the new drug application or issue a non-approvable letter that often requires additional testing or information. Even if regulatory approval is obtained, a marketed product and its manufacturing facilities are subject to continual review and periodic inspections. In addition, identification of certain side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, or require reformulation of the drug, additional preclinical testing or clinical trials and changes in labeling.
      The FDA has established priority and standard review classifications for original new drug applications and efficacy supplements. Priority designation applies to new drug applications for new drugs that have the potential for providing significant improvement compared to marketed products in the treatment or prevention of a disease. However, even if a new drug application is initially classified as a priority application, this status can change during the FDA review process, such as the situation where another product is approved for the same disease for which there was no available therapy. The classification system, which does not preclude the FDA from considering other products, provides a way of prioritizing new drug applications upon receipt and throughout the FDA application review process.
     FDA Regulation — Approval of Medical Devices
      Medical devices are also subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act. To be commercially distributed in the United States, medical devices must receive either 510(k) clearance or pre-market approval from the FDA pursuant to the Federal Food, Drug and Cosmetic Act prior to marketing. Devices deemed to pose relatively less risk are placed in either Class I or II, which requires the manufacturer to submit a pre-market notification requesting permission for commercial distribution which is known as 510(k) clearance.
      Some low-risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device or a preamendment Class III device for which the FDA has not yet called for submission of pre-market approval are placed in Class III which requires pre-market approval.
      510(k) Clearance Pathway. To obtain 510(k) clearance, a manufacturer must submit a pre-market notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and efficacy to a previously 510(k) cleared device or a device that was in commercial distribution before May 28, 1976. The FDA’s 510(k) clearance pathway usually takes from four to 12 months, but it can last longer.
      After a device receives 510(k) clearance, any modification that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a pre-market approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or pre-market approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or pre-market approval is obtained.
      Pre-Market Approval Pathway. A product not eligible for 510(k) clearance must follow the pre-market approval pathway, which requires proof of the safety and efficacy of the device to the FDA’s satisfaction. The pre-market approval pathway is much more costly, lengthy and uncertain than the 501(k) approval pathway. It generally takes from one to three years or even longer.

      A pre-market approval application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of the pre-market approval review, the FDA will typically inspect the manufacturer’s facilities for compliance with quality system regulation requirements, which impose elaborate testing, control, documentation and other quality assurance procedures.
      Upon submission, the FDA determines if the pre-market approval application is sufficiently complete to permit a substantive review, and, if so, the application is accepted for filing. The FDA then commences an in-depth review of the pre-market approval application, which typically takes from one to three years, but may last longer. The review time is often significantly extended as a result of the FDA asking for more information or clarification of information already provided. The FDA also may respond with a “not approvable” determination based on deficiencies in the application and require additional clinical trials that are often expensive and time-consuming and can delay approval for months or even years. During the review period, an FDA advisory committee, typically a panel of clinicians, likely will be convened to review the application and recommend to the FDA whether, or upon what conditions, the device should be approved. Although the FDA is not bound by the advisory committee decision, the committee’s recommendation is important to the FDA’s overall decision-making process.
      If the FDA’s evaluation of the pre-market approval application is favorable, the FDA typically issues an “approvable letter” requiring the applicant’s agreement to specific conditions (e.g., changes in labeling) or specific additional information (e.g., submission of final labeling) in order to secure final approval of the pre-market approval application. Once the approvable letter is satisfied, the FDA will issue a pre-market approval for the approved indications, which can be more limited than those originally sought by the manufacturer. The pre-market approval can include post-approval conditions that the FDA believes necessary to ensure the safety and efficacy of the device including, among other things, restrictions on labeling, promotion, sale and distribution. Failure to comply with the conditions of approval can result in an enforcement action, which could have material adverse consequences, including the loss or withdrawal of the approval.
      Even after approval of a pre-market approval, a new pre-market approval or pre-market approval supplement is required in the event of a modification to the device, its labeling or its manufacturing process. Supplements to a pre-market approval often require the submission of the same type of information required for an original pre-market approval, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original pre-market approval.
     FDA Regulation — Special Protocol Assessment
      The special protocol assessment application process requires submission of a very comprehensive package to the FDA prior to the start of a Phase III trial, specifying the trial protocol, investigational drug brochure, case report forms and statistical analysis plan. In particular, trial endpoints, statistical models and calculations supporting patient numbers, and statistical methods for calculating the rules to be followed for early termination of a trial are given careful scrutiny. The FDA uses a group of contracted experts (similar to the panels normally convened following new drug application submission) to evaluate the planned trial. The panel and FDA staff typically present the applicant with questions and concerns, and the applicant may then be required to revise the special protocol assessment application. Although the special protocol assessment application is not a guarantee of approval of a new drug application containing evidence that the endpoints specified in the special protocol assessment application have been met, the program is designed to give applicants greater confidence in the outcome of a new drug application submission should the Phase III trial in fact meet the criteria specified in the special protocol assessment application.
      Failure to comply with FDA or other applicable regulatory requirements may subject us to administrative sanctions or judicially imposed sanctions such as civil penalties, criminal prosecution, injunctions, product seizure or detention, product recalls, or total or partial suspension of production. In addition, non-compliance may result in the FDA’s refusal to approve pending new drug applications or supplements to approved new drug applications.

     FDA Regulation — Post-Approval Requirements
      Even if regulatory clearances or approvals for our potential products are obtained, our products and the facilities manufacturing our products will be subject to continued review and periodic inspections by the FDA. For example, as a condition of approval of a new drug application, the FDA may require us to engage in post-marketing testing and surveillance and to monitor the safety and efficacy of our products. Holders of an approved new drug application are subject to several post-market requirements, including the reporting of certain adverse events involving their drugs and devices to the FDA, to provide updated safety and efficacy information, and to comply with requirements concerning the advertisement and promotional labeling of their products. In addition, manufacturing facilities are subject to periodic inspections by the FDA to confirm the facilities comply with current good manufacturing practices requirements, if the facility manufactures drugs, and quality systems regulations requirements, if the facility manufactures devices. In complying with current good manufacturing practices requirements and quality systems regulations requirements, manufacturers must expend money, time and effort in the area of production and quality control to ensure full compliance.
     International Regulation
      In recent years, progress has been made in the synchronization of regulatory processes for drugs in many countries worldwide. The International Conference on Harmonisation has caused changes to regulatory processes worldwide intended to eliminate some of the pre-existing discrepancies in the regulatory process in effect in various countries.
      Our proposed products are subject to regulation in every country where they will be tested or used. We are required to submit separate applications for approval of clinical trial protocols and for approval of tested products in each country, except in Europe, where we are permitted to submit new drug applications to the European Union regulatory body, the European Medicines Agency. To date, we have found that although there are differences in the timing and processing of applications for clinical trial protocols, the same protocols are being accepted in various foreign jurisdictions. Our discussions with regulatory authorities in China, Taiwan, Korea, Singapore, Hong Kong, the United Kingdom, Sweden, Croatia, Serbia, Poland and Germany have indicated that the new drug application-like filings required in those countries should be substantially the same as in the United States. Although none of these countries has a formal special protocol assessment application process regulation, regulatory authorities in some of these countries have reacted favorably to the rigor required by the FDA in the process. In addition, manufacturing facilities are subject to the requirements of the International Standards Organization, and in Europe the CE mark requirements that apply to any medical device sold in the European Union. In complying with these requirements, manufacturers must expend money, time and effort in the area of production and quality control to ensure full compliance.
      In some cases, we plan to submit new drug applications with different endpoints or other elements outside the United States due to differing practices and requirements in particular jurisdictions. However, in cases where different endpoints will be used outside the United States, we expect that such submissions will be discussed with the FDA to ensure that the FDA is comfortable with the nature of human trials being conducted in any part of the world.
Liability and Product Recall
      The testing, manufacture, marketing and sale of human pharmaceutical products and medical devices entail significant inherent risks of alleged or actual product defects. The use of our products in clinical trials and the sale of such products, if approved, may expose us to liability for claims alleged to result from the use of such products. These claims could be made by patients or consumers, health care providers or others selling the products. In addition, we are subject to the risk that a governmental authority may require the recall of one or more of our products, if approved. We currently carry clinical trials insurance to cover certain claims that could arise during the clinical studies and, if and when we receive regulatory approvals to market our potential products, we intend to obtain product liability insurance coverage for claims that could arise during the commercial use of our products. The amount and scope of any such coverage may be inadequate to protect us in the event of a successful clinical trial liability, product liability or similar claim or, in the case of certain claims, may provide no coverage whatsoever, and we cannot assure you that the amount of such insurance, if any, can be increased or that such insurance can be obtained or renewed at an acceptable cost or at all. A successful claim of clinical trial liability or product liability could materially adversely affect our business, financial condition or results of operations.
      Further, liability claims relating to the use of our products or a product recall could negatively affect our ability to obtain or maintain regulatory approval for our products, could damage our reputation and could adversely affect our business.
Competition
      We face competition from other pharmaceutical, medical device and biotechnology companies developing cancer treatments both in the United States and abroad. We also face competition from entities and health care providers using more traditional methods, such as surgery, radiation and chemotherapy, to treat tumor-related diseases, including large life sciences, medical device and pharmaceutical companies, hospitals and individual physicians. We expect that competition in our field will continue to be intense. We believe there are a substantial number of cancer products under development by numerous pharmaceutical, medical device and biotechnology companies, and it is likely that other competitors will emerge.
      We believe the principal competitive factors affecting our markets include the freedom to develop and commercialize light-activated therapies, including appropriate patent and proprietary rights protection; the safety and efficacy of such therapies; the willingness of health care providers to use light-activated therapies instead of traditional treatments; the timing and scope of regulatory approvals; the cost and availability of products; the availability and scope of appropriate third-party reimbursement programs; and the availability of alternative treatments. Although we believe that we are well positioned to compete adequately with respect to these factors in the future, our future results are currently difficult to predict because we are an early-stage company and all of our product candidates are still in various stages of clinical or preclinical development. Although we believe that our light-activated technologies should provide us with a competitive advantage, our competitors may discover and establish a patent position in the field of light-activated drug therapies. Our potential products will face competition both from companies providing or developing light-activated therapies and from companies providing or developing other forms of treatment for diseases that may be caused by, or related to, tumors, as well as from entities and individuals offering traditional cancer treatments.
      Many of our existing and potential competitors have substantially greater research and product development capabilities and financial, scientific, marketing and human resources than we do. As a result, these competitors may succeed in developing competing therapies earlier than we do; obtain patents that block or otherwise inhibit our ability to develop and commercialize our product candidates; obtain approvals from the FDA or other regulatory agencies for products more rapidly than we do; or develop treatments or cures that are safer or more effective than those we propose to develop. These competitors may also devote greater resources to marketing or selling their products and may be better able to withstand price competition. In addition, these competitors may introduce or adapt more quickly to new technologies or scientific advances, which could render our technologies obsolete, and may introduce products that make the continued development of our potential products uneconomical. These competitors may be more successful in negotiating third-party licensing or collaborative arrangements and may be able to take advantage of acquisitions or other strategic opportunities more readily than we can.
      We are currently seeking to enter into arrangements with potential collaborators to develop and market our product candidates. Although we believe that there are significant product development opportunities for both us and potential collaborators, competition may exist between us and such collaborators to develop and commercialize light-activated therapies. Even if we are able to enter into agreements with collaborators, they may develop light-activated therapies that compete with the potential products we are developing, and may obtain regulatory approvals for such products more rapidly than we do, or develop products that are more effective than those proposed to be developed by us. In addition, our business could suffer as a result of collaborators independently developing competing products through the use of product candidates we developed through collaborations.

Employees
      As of March 31, 2006, we had 22 employees, four of whom were dedicated primarily to clinical development and seven of whom were dedicated primarily to engineering and product development. Each of our employees has signed a confidentiality and inventions assignment agreement, and none is covered by a collective bargaining agreement. We have never experienced employment-related work stoppages and consider our employee relations to be good.
Facilities
      Our headquarters are located in Snoqualmie, Washington and consist of approximately 6,000 square feet of separate space and 8,900 square feet of common space, which we sublease from Light Sciences Corporation at a current rent of approximately $130,000 per year, including operating expenses such as a share of utilities and building maintenance costs. The sublease will terminate upon the termination or expiration of the master sublease between Light Sciences Corporation and Microsoft, Inc., or the master lease between Snoqualmie Ridge Cascade View LLC and Microsoft, Inc. The master sublease will expire January 2008 and the master lease will expire in June 2010. We believe the space available at our headquarters will be sufficient to meet the needs of our operations for the foreseeable future. No animal testing or manufacturing takes place at this location. The facility contains offices, dry and wet laboratory space, an engineering laboratory and a clean room that is dedicated to the assembly, research and development of proprietary device prototypes in a particle-free environment.
Legal Proceedings
      From time to time, we may become involved in litigation relating to claims arising from the ordinary course of our business. We believe that there are no claims or actions pending against us currently, the ultimate disposition of which would have a material adverse effect on us.

MANAGEMENT
Executive Officers and Directors
      Our executive officers and directors are as follows:

Name	Age	Position

Llew Keltner, M.D., Ph.D.	56	President, Chief Executive Officer and Director
M. Jay Winship, M.D.	64	Chief Operating Officer, Chief Medical Officer and Secretary
Robert M. Littauer	57	Vice President, Chief Financial Officer and Treasurer
Sy-Shi Wang, Ph.D.	46	Vice President — Clinical Development
S. Erik Hagstrom	51	Vice President — Engineering
Jeff Himawan, Ph.D. (2)(3)	41	Chairman of the Board
Martin Olin Andersen(1)(2)	36	Director
Ulrik Spork(3)	47	Director
Craig S. Taylor, Ph.D.(1)(2)	42	Director
Craig M. Watjen(3)	69	Director
Richard K. Whitney(1)	38	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.
      Dr. Llew Keltner has served as our Chief Executive Officer since September 2005, as our President since August 2005, and as a director since December 2004. Since 1975, Dr. Keltner has served and will continue to serve as Chief Executive Officer of EPISTAT, a health care consulting sole proprietorship. From February 2001 to September 2001, Dr. Keltner served as acting Chief Executive Officer of Light Sciences Corporation, our former parent company, and from June 1995 to February 2005, Dr. Keltner served as a consultant to Light Sciences Corporation. Dr. Keltner presently serves as a director of Mannkind Corp. and various private companies including Light Sciences Corporation. Dr. Keltner holds an M.S. in Epidemiology and Biostatistics, a Ph.D. in Biomedical Informatics and an M.D. from Case Western Reserve University.
      Dr. M. Jay Winship has served as our Chief Operating Officer and Chief Medical Officer since October 2005 and as our Secretary since September 2005. From February 2001 until October 2005, Dr. Winship served as Senior Vice President of Research and Development and Chief Medical Officer at Light Sciences Corporation, our former parent corporation. Dr. Winship holds a B.S. in Medicine and an M.D. from Northwestern University.
      Robert M. Littauer has served as our Vice President, Chief Financial Officer and Treasurer since October 2005. Since September 2003, Mr. Littauer has been, and he intends to continue to be, a Partner of Tatum Partners, a professional services firm. Mr. Littauer served as Chief Executive Officer of Kaleidos Pharma, Inc., a biotechnology company, from August 2002 until Kaleidos Pharma, Inc. filed for bankruptcy protection in September 2005. In addition, Mr. Littauer served as Chief Financial Officer of Detto Technologies, Inc., a software developer, from June 2001 to July 2002 and as Chief Financial Officer of Plymedia, Inc., a developer of digital imaging technology, from October 2000 to May 2001. Mr. Littauer currently serves as a director of NeoRx Corporation, a biotechnology company. Mr. Littauer holds a B.S. in Engineering and an M.B.A. from Cornell University.
      Dr. Sy-Shi Wang has served as our Vice President of Clinical Development since October 2005. From October 2001 to October 2005, Dr. Wang served as Director of Oncology Development at Light Sciences Corporation, our former parent company. From January 2000 to September 2001, Dr. Wang served as Program Manager over product development for Light Sciences Corporation. Dr. Wang holds a B.S. in

Biochemistry from National Taiwan University and a Ph.D. in Molecular Genetics and Microbiology from New Jersey Medical School.
      S. Erik Hagstrom has served as our Vice President of Engineering since October 2005. Mr. Hagstrom served as Vice President of Engineering of Plexus Seattle Design Center, an electronic manufacturing services company, from July 1999 until April 2002 when he retired. Mr. Hagstrom provided consulting services for electronic manufacturing services companies on a part-time basis from his retirement in April 2002 until joining us in October 2005. Mr. Hagstrom holds a B.S. in Wildlife Science from Oregon State University and a B.S. in Electronics Engineering from Oregon Institute of Technology.
      Dr. Jeff Himawan, has served as Chairman of the Board since December 2005 and as a director since September 2005. Dr. Himawan has been a Managing Director at Essex Woodlands Health Ventures, a health care-dedicated venture capital firm, since January 2004. Dr. Himawan also served as a venture partner of Essex Woodlands Health Ventures from January 2001 to December 2003. Dr. Himawan currently serves as director of Iomai Corporation, a biopharmaceutical company, and MediciNova, Inc., a specialty pharmaceutical company. Dr. Himawan holds a B.S. in biology from the Massachusetts Institute of Technology and a Ph.D. in biochemistry from Harvard University.
      Martin Olin Andersen has served as a director since December 2005. Mr. Andersen is a Senior Partner of Scandinavian Life Science Venture, a life-science focused venture capital company, which he joined in 2000. Mr. Andersen holds a B.S.C. in Business and Administration from Vestsjaellands Business School, an M.S.C. in Auditing and Business Administration from Copenhagen Business School and an Executive M.B.A. from Scandinavian International Management Institute.
      Ulrik Spork has served as a director since December 2005. Mr. Spork has served in various positions at Novo A/S, a public holding and investment company with significant life-science venture capital activity, since its formation in 1999, including as Senior Partner since March 2003. Mr. Spork holds an M.S.C. in Engineering from the Technical University of Copenhagen and a B.S.C. in International Economics from the Copenhagen Business School.
      Craig S. Taylor has served as a director since October 2005. Dr. Taylor is a Partner of Adams Street Partners, LLC a manager of private equity investments, which he joined in November 2000. Dr. Taylor holds a B.A. in Economics and in Biology from Grinnell College, an M.B.A. from the University of Chicago and a Ph.D. in Biochemistry and Molecular Biology from Georgetown University.
      Craig M. Watjen has served as a director since December 2004. Since 1991, Mr. Watjen has been a private investor. Mr. Watjen was a co-founder and angel investor for Light Sciences Corporation, our former parent company. Mr. Watjen also currently serves as a director of Light Sciences Corporation. Mr. Watjen holds an A.B. in Liberal Arts from Harvard University, a B.S. in Clarinet from the Julliard School, a M.S. in Clarinet from the New England Conservatory, and an M.B.A. from Stanford University.
      Richard K. Whitney has served as a director since December 2004. Mr. Whitney has been a managing member of Whitney Capital LLC and Concourse Management Partners, both private equity investment consulting companies since December 2005. From February 2000 to February 2004, Mr. Whitney served as the Chief Financial Officer of DaVita Inc., a health care services company. From February 2005 to January 2006, Mr. Whitney served as Chairman of the Board of Specialty Laboratories, Inc., a reference laboratory services company, and as a director of Specialty Laboratories, Inc. from September 2004 to January 2006. Mr. Whitney currently serves as a director of Light Sciences Corporation. Mr. Whitney is a Certified Public Accountant and holds a B.S. in Business Administration from Pennsylvania State University and an M.B.A. from Harvard Business School.
      Pursuant to a Second Amended and Restated Voting Agreement, dated December 12, 2005, among us, Light Sciences Corporation, and certain holders of our Series A convertible preferred stock, the number of members of our board of directors has been set at seven. Under the terms of the agreement, specified parties have a right to designate nominees for election to our board of directors, and the parties have agreed to vote or act with respect to their shares so as to elect to those nominees:

•	One individual who shall be our Chief Executive Officer; Dr. Keltner currently fills this position.

•	One individual designated by the holders of a majority of the common stock that is presently held by Light Sciences Corporation; currently, Mr. Watjen serves in such capacity.

•	One individual designated by a majority of the directors on our board of directors, which individual must qualify as an independent director under applicable rules of the Nasdaq Stock Market; currently, Mr. Whitney serves in such capacity.

•	As long as at least 600,000 shares of Series A convertible preferred stock are outstanding, one individual designated by the holders of a majority of the shares of Series A convertible preferred stock; currently, Mr. Taylor serves in such capacity.

•	As long as Essex Woodlands Health Ventures Fund VI, L.P., or Essex, holds at least 25% of the shares of Series A convertible preferred stock originally purchased by Essex, one individual designated by Essex; currently, Dr. Himawan is the Essex designee serving on our board of directors.

•	As long as Scandinavian Life Science Venture Two KB, or SLS, holds at least 25% of the shares of Series A convertible preferred stock originally purchased by SLS, one individual designated by SLS; currently, Mr. Andersen is the SLS designee serving on our board of directors.

•	As long as Novo A/S, or Novo, holds at least 25% of the shares of Series A convertible preferred stock originally purchased by Novo, one individual designated by Novo; currently, Mr. Spork is the Novo designee serving on our board of directors.
      The Second Amended and Restated Voting Agreement and the rights provided therein will terminate upon consummation of this offering. The termination of this agreement will not immediately affect the composition of our board of directors or the composition of our management team but may have an impact on future elections of individuals to our board of directors because, after such termination, the parties to the Second Amended and Restated Voting Agreement will no longer have the contractual right to designate nominees to our board of directors and will no longer have the contractual obligation to vote for director nominees designated by other parties to this agreement.
Board Composition
      In accordance with the terms of our articles of incorporation to be effective upon completion of this offering our board of directors will be divided into three classes as follows:

•	Class 1 will consist of Messrs. Keltner and Whitney, whose terms will expire at our annual shareholders meeting to be held in 2007;

•	Class 2 will consist of Messrs. Himawan and Spork, whose terms will expire at our annual shareholders meeting to be held in 2008;

•	Class 3 will consist of Messrs. Andersen, Taylor and Watjen, whose terms will expire at our annual shareholders meeting to be held in 2009.

      At each annual meeting of shareholders after the initial classes are established, the successors to directors whose terms expire at that meeting will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors.
      This classification of our classified board of directors makes it more difficult for shareholders to replace a majority of the board of directors, which may discourage a third party from making a tender offer or otherwise attempting to gain control of us. See “Description of our Capital Stock — Antitakover Effects of Certain

Provisions of Articles of Incorporation, Bylaws and Washington Law — Classified board of directors; election and removal of directors.”
Board Committees and Corporate Governance
      The board of directors has determined that, with the exception of Dr. Keltner, who currently serves as our President and Chief Executive Officer, all of our current directors are independent under the applicable rules of the SEC and the Nasdaq Stock Market and, as a result, we satisfy the requirements under those rules that a majority of our directors be independent.
      The board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Under applicable rules of the SEC and the Nasdaq Stock Market, our committees must initially have one member who meets the applicable SEC and Nasdaq Stock Market independence requirements, a majority of the members of each committee must meet those independence requirements within 90 days following this offering and all committee members must meet those independence requirements within one year after this offering. All of the directors currently on each of these committees is independent under the applicable rules of the SEC and the Nasdaq Stock Market.
     Audit Committee
      Upon completion of this offering, our audit committee will consist of Mr. Whitney, Mr. Andersen and Dr. Taylor. The audit committee assists the board of directors by overseeing our accounting and financial reporting processes and the audits of our financial statements and reviewing the financial information to be provided to our shareholders and others. Among other duties specified in its written charter, the audit committee:

•	selects, appoints and oversees the outside auditor, deals with disagreements between management and the outside auditor regarding financial reporting, approves the compensation of the outside auditor, and, as necessary, reviews and approves the discharge of the outside auditor;

•	reviews the independence and quality control procedures of the outside auditor;

•	reviews critical accounting policies and policies with respect to risk assessment and risk management with the outside auditor;

•	pre-approves all audit and permissible non-audit services provided by the outside auditor;

•	considers and reviews with management any reports regarding the effectiveness of, or any deficiencies in, the design or operation of internal controls, any material weaknesses in internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in internal control; and

•	reviews our audited financial statements, reports to be filed with the SEC and earnings press releases prior to issuance, filing or publication.
      Our board of directors has determined that each of the audit committee members is independent in accordance with applicable rules of the SEC and the Nasdaq Stock Market. Our board of directors has determined that Richard K. Whitney qualifies as an “audit committee financial expert” as defined under applicable rules of the SEC. The other members of our audit committee satisfy the financial literacy requirements for audit committee members under such rules.
     Compensation Committee
      Our compensation committee is composed of Dr. Himawan, Mr. Andersen and Dr. Taylor. The purpose of the compensation committee is to discharge the responsibilities of the board of directors relating to compensation of our executive officers. The compensation committee has overall responsibility for approving and evaluating compensation plans, policies and programs for our executive officers. Among other duties specified in its written charter, the compensation committee:

•	develops executive compensation philosophy and establishes and annually reviews and approves policies regarding executive compensation programs and practices;

•	reviews and approves corporate goals and objectives relevant to the chief executive officer’s compensation, evaluates the chief executive officer’s performance in light of those goals and objectives and determines the chief executive officer’s compensation based on this evaluation;

•	reviews and approves annual compensation for the other executive officers;

•	establishes and administers incentive compensation plans for executive officers;

•	reviews and approves special executive employment, compensation and retirement agreements; and

•	administers our 2005 Equity Incentive Plan.
Each of the compensation committee members is independent in accordance with applicable rules of the SEC and the Nasdaq Stock Market.
     Nominating and Corporate Governance Committee
      Our nominating and corporate governance committee is composed of Mr. Watjen, Dr. Himawan and Mr. Spork. Among its principal functions as specified in its written charter, the nominating and corporate governance committee:

•	identifies individuals qualified to become members of the board of directors;

•	approves and recommends director candidates to the board of directors;

•	recommends to the board of directors, as appropriate, the number, type, function, structure and independence of board committees;

•	determines the procedure for selection of our chief executive officer and other senior management;

•	develops guidelines and monitors compliance with long-term and short-term succession planning;

•	develops, updates as necessary and recommends to the board of directors corporate governance principles and policies applicable to us and monitors compliance with such principles and policies; and

•	establishes, coordinates and reviews with the board of directors criteria and methods for evaluating the effectiveness of our board of directors.
Our board of directors has determined that each of the nominating and corporate governance committee members is independent in accordance with applicable rules of the SEC and the Nasdaq Stock Market.
Compensation Committee Interlocks and Insider Participation
      None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.
      Between October and December 2005, we sold an aggregate of 6,340,000 shares of our Series A convertible preferred stock at a price of $5.00 per share, or $31,700,000 in total, to Essex Woodlands Health Ventures and Scandinavian Life Science Venture. Dr. Himawan and Mr. Andersen are affiliates of Essex Woodlands Health Ventures and Scandinavian Life Science Venture, respectively, and members of our compensation committee.
      In connection with the sale of our Series A convertible preferred stock, we entered into an Investors Rights Agreement with the purchasers of such stock granting them certain registration rights with respect to such securities. For further information, see “Description of Capital Stock — Registration Rights.” This

agreement also provides the holders of our Series A convertible preferred stock with the right to receive certain financial information as well as other rights, all of which rights (other than registration rights) terminate on the consummation of this offering.
Director Compensation
      We have granted fully vested options to purchase                      shares of our common stock and have paid a $10,000 annual retainer fee to each member of our board of directors who (i) is not an employee or officer and (ii) was not designated to the board of directors by the holders of our Series A convertible preferred stock pursuant to the Second Amended and Restated Voting Agreement, dated December 12, 2005, among us, Light Sciences Corporation, and certain holders of our Series A convertible preferred stock. To date, only Messrs. Watjen and Whitney have received such compensation for their services to our board of directors.
      Upon completion of this offering, all of our non-employee directors will begin to receive director compensation in the form of annual retainers and meeting fees. Other than Dr. Keltner, all current members of our board of directors are non-employee directors. The annual retainer will be $20,000 for service as a director, plus $8,000 for service as the audit committee chairman, $4,000 for service as the chairman of any other committee, and $1,000 for each committee membership. Additionally, each director will receive $1,000 for each meeting of our board of directors attended in person, $500 for each telephonic meeting of our board of directors attended and $500 for each committee meeting attended. We will reimburse our directors for their reasonable expenses incurred in attending meetings of our board of directors and its committees in addition to the retainers and meeting fees.
      Under the stock option grant program for non-employee directors administered under the terms of the 2005 Equity Incentive Plan, we will make an annual grant to each of our non-employee directors of non-qualified stock options to purchase                      shares of our common stock on the date of each annual shareholders meeting. Upon the initial election of any new non-employee director, the director will receive a nonqualified stock option grant to purchase                      shares of our common stock. The exercise price for all such stock options will be equal to the closing share price on the date of grant and the options will fully vest on the date of the next annual meeting, provided that at least five months have passed since the option was granted.
Executive Compensation
      The following table sets forth information concerning the compensation received for services by our chief executive officer and our two other most highly compensated executive officers whose combined salary and bonus exceeded $100,000 for services rendered during the fiscal year ended December 31, 2005. We sometimes refer to these executives as “named executive officers.”
Summary Compensation Table

					Long-Term
					Compensation
					Awards

		Annual Compensation			Securities
					Underlying	All Other
Name and Principal Position	Year	Salary		Bonus	Options	Compensation(4)

Dr. Llew Keltner	2005	$401,804	(1)	$—		$1,310
President and Chief Executive Officer
Dr. M. Jay Winship	2005	298,324	(2)	—		$5,320
Chief Operating Officer, Chief Medical Officer and Secretary
Dr. Sy-Shi Wang	2005	146,077	(3)	—		—
Vice President—Clinical Development

(1)	Consists of (a) $114,900 in consulting fees paid by Light Sciences Corporation to EPISTAT, of which Dr. Keltner is the sole proprietor, (b) $194,340 in salary from Light Sciences Corporation and (c) $92,564 in salary from us.

(2)	Consists of (a) $223,116 in salary from Light Sciences Corporation and (b) $75,208 in salary from us.

(3)	Consists of (a) $105,580 in salary from Light Sciences Corporation and (b) $40,497 in salary from us.

(4)	Consists of payment by us of the annual premium for a term life insurance policy covering these named executive officers.
Option Grants in Last Fiscal Year
      The following table sets forth information regarding stock options we granted during the fiscal year ended December 31, 2005 to the executive officers named in the summary compensation table above.

	Individual Grants
					Potential Realizable
		Percent of			Value at Assumed
	Number of	Total Options			Annual Rates of Stock
	Securities	Granted to			Price Appreciation for
	Underlying	Employees	Exercise		Option Term(3)
	Options	in Fiscal	Price	Expiration
Name	Granted(1)	Year 2005(2)	($/sh)	Date	5%	10%

Dr. Llew Keltner		22.3%	$	10/20/2015	$	$
Dr. M. Jay Winship		14.0		12/9/2015
Dr. Sy-Shi Wang		8.4		12/9/2015

(1)	One half of these options granted to each of these named executive officers are subject to the following vesting schedule: subject to earlier termination in accordance with the terms of the 2005 Equity Incentive Plan and the stock option agreement, one-quarter of the shares will vest and become exercisable on October 1, 2006 and one forty-eighth of the remaining shares will vest and become exercisable each month thereafter for a period of three years until all of the options are fully vested and exercisable on October 1, 2009. The remaining one half of the options granted to each of these named executive officers are subject to performance vesting as follows: subject to earlier termination in accordance with the terms of the 2005 Equity Incentive Plan and the stock option agreement, 100% of the shares will vest and become exercisable on October 1, 2012 provided that such vesting schedule may be accelerated based on the accomplishment of milestones that may be established from time to time by the plan administrator of the 2005 Equity Incentive Plan. To date, the plan administrator of the 2005 Equity Incentive Plan has not set milestones for the acceleration of the options subject to performance vesting.

(2)	Based on a total of options granted to employees during fiscal year 2005.

(3)	The dollar amounts under these columns assume options are exercised at the end of their respective ten-year terms, based on assumed annually compounded rates of stock price appreciation of 5% and 10% and an assumed initial value of our common stock equal to $ per share (the midpoint of the estimated price range appearing on the cover page of this prospectus), net of the exercise price but before taxes associated with exercise. The assumed rates of appreciation are specified by the rules of the SEC and do not represent our estimate of future common stock prices. Actual value upon stock option exercises depends on the future performance of the common stock and overall stock market conditions, as well as the option holders’ continued employment through the vesting period. The amounts reflected in this table do not purport to reflect the future performance or future market price of our common stock.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table sets forth information regarding option exercises in the fiscal year ended December 31, 2005 and unexercised stock options held by the executive officers named in the summary compensation table above as of December 31, 2005. None of the named executive officers exercised any stock options during fiscal year 2005.

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-the-Money Options at
	Options at Fiscal Year-End		Fiscal Year-End(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Dr. Llew Keltner	—		$—	$
Dr. M. Jay Winship	—		—
Dr. Sy-Shi Wang	—		—

(1)	There was no public trading market for our common stock as of December 31, 2005. Accordingly, as permitted by the rules of the SEC, these values have been calculated based on an assumed value of our common stock equal to $ per share (which is the midpoint of the estimated price range appearing on the cover page of this prospectus) minus the exercise price but before taxes associated with exercise, multiplied by the number of shares issuable upon exercise of the option.
Employment Agreements, Termination of Employment and Change-in-Control Arrangements
      We do not currently have employment agreements with any of our named executive officers and their employment with us is “at-will.”
      Our board of directors has included special vesting acceleration provisions in each of the stock option grants to our named executive officers. In the event we are involved in a corporate transaction (which is defined to include a business combination such as a merger or sale of assets), if our successor entity or its parent assumes or substitutes the stock options granted to an executive officer and then, without cause, terminates such executive officer’s employment in connection with the transaction or within one year thereafter, the shares subject to the stock option granted to such executive officer will become fully vested and exercisable effective immediately prior to such executive officer’s termination.
Incentive Plans
     2005 Equity Incentive Plan
      Our 2005 Equity Incentive Plan will become effective immediately after completion of this offering. Our board of directors adopted the 2005 Equity Incentive Plan on April 18, 2006 and it will be submitted to our shareholders for approval. The 2005 Equity Incentive Plan amends and restates in its entirety our 2005 Stock Plan. The 2005 Stock Plan will remain effective until completion of this offering.
      Administration. Our compensation committee will administer the 2005 Equity Incentive Plan and will be authorized to select individuals to be granted awards, the types of awards to be granted, the number of shares subject to an award, and all terms, conditions, restrictions and limitations of awards.
      Number of shares reserved for issuance.                 shares will initially be authorized for issuance under the 2005 Equity Incentive Plan. In addition, the number of shares authorized for issuance under the plan may increase as of the first day of each fiscal year beginning in 2007. Each such increase will equal the lesser of (subject to the limitations described below) (1)                shares; (2) 4% of the shares of common stock outstanding as of the end of our immediately preceding fiscal year; (3) any lesser amount established by our board of directors; or (4) the number of shares that, when added to the sum of (i) the number of shares subject to outstanding awards as of the end of the immediately preceding fiscal year and (ii) the number of shares that could be made subject to awards as of the end of the immediately preceding fiscal year, does not exceed 20% of the outstanding shares of common stock on a fully diluted basis.

      Eligibility. Our officers, directors, employees, consultants, advisors, agents and independent contractors are eligible to receive awards under the 2005 Equity Incentive Plan, but only employees may receive incentive stock options.
      Types of awards. Incentive or nonqualified stock options, restricted common stock awards, stock appreciation rights or units denominated in common stock may be granted under the 2005 Equity Incentive Plan. Options must be granted at an exercise price at least equal to the fair market value of our common stock on the date of grant and, unless the compensation committee determines otherwise, options generally vest over four years, have a ten-year term, and terminate three months following termination of service, except in the case of termination by reason of death, disability or retirement, in which case the options terminate one year after termination of service. Stock awards may be granted that are subject to repurchase or forfeiture restrictions or that are based on continuous service with us or the achievement of specified performance criteria.
      Upon completion of this offering, our nonemployee directors will be eligible to receive automatic stock option grants under our stock option grant program for nonemployee directors, which is administered under the 2005 Equity Incentive Plan and described under “Management — Director Compensation.”
      Corporate transactions. Unless the compensation committee provides otherwise, in the event of certain corporate transactions (which are defined to include certain business combinations, such as a merger or sale of assets), each outstanding award under the 2005 Equity Incentive Plan may be assumed or substituted with a comparable award by our successor company or the parent of our successor company. If the successor company or its parent does not assume or substitute the awards, outstanding options will become fully vested and exercisable immediately before the corporate transaction and the restrictions on stock awards will lapse. For stock options or stock appreciation rights, participants may instead receive a cash payment equal to the per share price received by shareholders in the transaction minus any per share exercise price applicable to the awards. Generally, any award assumed or substituted in a corporate transaction that does not accelerate vesting at that time will automatically vest and become exercisable in the event a participant’s employment or service is terminated for any reason other than for cause within one year following the corporate transaction.
      Term. The 2005 Equity Incentive Plan terminates ten years from completion of this offering.
     Management Incentive Plan
      We maintain a Management Incentive Plan providing for cash bonuses to all of the employees and officers we employ on the last day of each plan year. Eligible employees will receive a cash bonus based on the actual base compensation paid by us to them during the plan year. The current plan year covers the period from October 1, 2005 to December 31, 2006. Bonus payments under the Management Incentive Plan are made in the month of March following the plan year. The size of bonus awards under the Management Incentive Plan are determined according to a formula designated by our board of directors or by the compensation committee of our board of directors. The board of directors has set maximum bonus levels under the Management Incentive Plan for various categories of employees and officers: maximum bonus levels range from 25% to 30% of annual base pay for officers and from 5% to 20% of annual base pay for employees. Target bonuses are then adjusted to reflect achievement of corporate and individual goals. The relative weight given to achievement of corporate and individual goals varies depending on the category of employee under the Management Incentive Plan. Our Chief Executive Officer’s and Chief Operating Officer’s bonuses are tied entirely to completion of corporate goals. The weight given to achievement of corporate goals ranges from 40% to 80% for all other categories of employees and officers under the Management Incentive Plan. The Management Incentive Plan may be amended or terminated at any time at the sole discretion of the board of directors.
     401(k) Plan
      We maintain a deferred savings retirement plan for our employees. The deferred savings retirement plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. Contributions to the deferred savings retirement plan are not taxable to employees until withdrawn from the plan. The deferred savings retirement plan provides that each participant may make pre-tax contributions through payroll deduction up to the maximum amount allowed by law, which is $15,000 in 2006. Under the deferred savings retirement plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. The deferred savings retirement plan does not provide for matching by us of employee contributions.
Limitations on Liability and Indemnification
      Our articles of incorporation indemnify and limit the liability of directors to the fullest extent permitted by the Washington Business Corporation Act, or WBCA, as it currently exists or as it may be amended in the future. The WBCA authorizes a corporation to agree to so indemnify and obligate itself to advance or reimburse expenses without regard to the limitations of the WBCA, provided, however, that no such indemnity shall be made in connection with (1) acts or omissions of a director that involve intentional misconduct or a knowing violation of law, (2) unlawful distributions or (3) any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Furthermore, the WBCA authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving (1) acts or omissions of a director that involve intentional misconduct or a knowing violation of law, (2) unlawful distributions or (3) any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.
      Our articles of incorporation further provide that repeal of or amendment to our articles of incorporation may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal.
      Our bylaws provide that we shall indemnify any individual who is made a party to a proceeding because of that individual’s position as a director, officer or, in certain circumstances, an employee, except in certain circumstances involving (1) acts or omissions of such individual that involve intentional misconduct or a knowing violation of law, (2) unlawful distributions or (3) any transaction from which the individual personally receives a benefit in money, property or services to which the individual is not legally entitled, or if we are otherwise prohibited by applicable law from paying such indemnification. In addition, our bylaws provide that we must pay or reimburse reasonable expenses incurred by that individual in advance of the final disposition of the proceeding to the fullest extent permitted by applicable law.
      We have also entered into indemnification agreements with each of our officers and directors under which we have agreed to indemnify them to the full extent permitted by law for any loss that they are legally obligated to pay, subject to a few exceptions, in connection with any proceeding in which they are involved, including threatened, pending or completed claims, actions, suits and proceedings of a civil, criminal, administrative or investigative nature, (a) because they are, or were, or agreed to become, a director or officer of us, (b) because of any actual or alleged error or misstatement made by them, (c) because of any action or inaction of the director or officer while acting as a director or officer of us, or (d) because of such director or officer serving at our request as a director, trustee, officer, employee or agent of us or of another entity or enterprise. The indemnification agreements further provide that in the event of any change in any applicable law, statute or rule regarding the right of a Washington corporation to indemnify a director or officer, such changes, to the extent that they would expand the director’s or officer’s indemnification rights, will be within the scope of our indemnification obligations under the indemnification agreements, and, to the extent that they would narrow the director’s or officer’s indemnification rights, will not affect or limit the scope of our indemnification obligations under the indemnification agreements unless applicable laws, statutes or rules require that those changes apply to the indemnification agreements. We intend to continue entering into indemnification agreements with any new officers and directors after this offering.
      Our 2005 Equity Incentive Plan provides that we will indemnify each person who is or has been a director, or a member of a committee appointed by the board of directors or an officer to whom authority has been delegated under the 2005 Equity Incentive Plan, from any loss such person incurs in any claim, action, suit or proceeding in which such person is involved because of any action taken or failure to act by the board of directors or compensation committee or such person under the 2005 Equity Incentive Plan.
      We maintain a liability insurance policy, pursuant to which our directors and officers may be insured against liability they incur for serving in their capacities as directors and officers of our company.
      We believe that the limitation of liability provision in our articles of incorporation, the indemnification provisions in our bylaws and 2005 Equity Incentive Plan, the indemnification agreements with our officers and directors and the liability insurance policy that we maintain will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.
      These limitation of liability and indemnification provisions may discourage a shareholder from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these limitation of liability and indemnification provisions.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
      The following is a description of transactions since our inception in which we were or are a party, in which the amount involved in the transaction exceeded or exceeds $60,000, and in which any of our directors, executive officers or holders of more than five percent of our capital stock had or will have a direct or indirect material interest.
Transactions With Light Sciences Corporation
      We were formed in December 2004 as a wholly owned subsidiary of Light Sciences Corporation and, until October 2005, our business was part of Light Sciences Corporation. See “Prospectus Summary — Company Information,” “Risk Factors — Risks Related to Our Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business — Technology In-Licenses and Other Agreements,” “Management” and “Principal Shareholders” and Note 1 to our financial statements included elsewhere in this prospectus. In January 2005, we entered into an interim research and development services agreement with Light Sciences Corporation. The interim research and development services agreement terminated on October 5, 2005 when we entered into a number of agreements, each of which is described below, with Light Sciences Corporation pursuant to which, among other things, Light Sciences Corporation transferred certain assets to us and we assumed certain obligations of Light Sciences Corporation. In connection with those transactions, during the fourth quarter of 2005, we issued a total of                      shares of our common stock to Light Sciences Corporation in consideration for $63.9 million in capital contributions provided to us by Light Sciences Corporation from June 16, 1995 (inception) through December 31, 2004 and for assets transferred and licenses granted to us, as discussed in further detail below. On October 6, 2005, we issued shares of our Series A convertible preferred stock to a group of investors in a private placement. As a result of these transactions, Light Sciences Corporation ceased to be our majority shareholder and we began to operate separately from Light Sciences Corporation. As of March 31, 2006, assuming conversion of all outstanding shares of Series A convertible preferred stock into common stock, Light Sciences Corporation would have owned approximately 36.7% of our outstanding common stock and upon completion of this offering and based on shares outstanding as of March 31, 2006, Light Sciences Corporation will own approximately      % of our common stock (or approximately      % if the underwriters’ over-allotment option is exercised in full). Mr. Craig Watjen, a greater than 5% holder of our outstanding capital stock and a member of our board of directors, is the controlling shareholder and a director of Light Sciences Corporation. Dr. Llew Keltner, our President and Chief Executive Officer and a member of our board of directors, serves on the board of directors of Light Sciences Corporation, was the acting Chief Executive Officer of Light Sciences Corporation from February 2001 to September 2001, and, until December 2005, was the Chairman of Light Sciences Corporation. Mr. Richard K. Whitney, a member of our board of directors, serves on the board of directors of Light Sciences Corporation. In addition, until October 2005, Dr. Sy-Shi Wang, our Vice President — Clinical Development, was the Director of Oncology Development at Light Sciences Corporation and Dr. M. Jay Winship, our Chief Operating Officer and Chief Medical Officer, was the Senior Vice President of Research and Development and the Chief Medical Officer of Light Sciences Corporation.
     Exclusive License Agreement
      Our exclusive license agreement with Light Sciences Corporation grants to us an exclusive license to patents, patent applications and know-how owned by Light Sciences Corporation relating to the LED array used in the treatment, diagnosis and monitoring of cancer in humans and animals. We have agreed to pay royalties and certain other costs to Light Sciences Corporation related to the licensed intellectual property. For a more detailed description, see “Business — Technology In-Licenses and Other Agreements — Light Sciences Corporation Exclusive License Agreement.”
     Sublicense Agreement
      Our sublicense agreement with Light Sciences Corporation grants us an exclusive sublicense to use certain patents and other intellectual property relating to LS11 in connection with the treatment, diagnosis and monitoring of cancer in humans and animals that were licensed to Light Sciences Corporation by Meiji and Eneos. We are required to make certain milestone and royalty payments pursuant to the sublicense agreement. For a more detailed description, see “Business — Technology In-Licenses and Other Agreements — Light Sciences Corporation Sublicense Agreement.”
     Asset Transfer Agreement
      In connection with the issuance of our Series A convertible preferred stock in the fourth quarter of 2005, we entered into an asset transfer agreement with Light Sciences Corporation. Under the asset transfer agreement, Light Sciences Corporation transferred to us (1) certain equipment, devices, drug products, packaging, records, and other tangible assets necessary for the research, development and commercialization of Litx for the treatment, diagnosis and monitoring of cancer in humans and animals, subject to exceptions, (2) certain contracts (and we assumed the obligations and liabilities of Light Sciences Corporation under those contracts) and (3) investigational new drug applications, drug master files and other regulatory filings and registrations and supplements and amendments thereto that pertain to the use of Litx and its components for the treatment, diagnosis and monitoring of cancer in humans and animals, subject to limited exceptions. Under the asset transfer agreement, Light Sciences Corporation also agreed to license certain intellectual property to us under the exclusive license agreement and the sublicense agreement described above and to sublease office and laboratory space to us under the sublease agreement described below. The assets transferred to us under the asset transfer agreement were transferred as partial consideration for the shares of common stock we issued to Light Sciences Corporation in the fourth quarter of 2005.
     Clinical Supply Agreement
      Under the clinical supply agreement, we have agreed to use commercially reasonable efforts to supply Light Sciences Corporation with such quantities of the LS11 drug product as Light Sciences Corporation may order from us until October 2008, unless this agreement is terminated sooner due to a material breach of the agreement by us or Light Sciences Corporation, termination of a third-party supply agreement that we need to fulfill our supply obligations under the agreement, a change in our business or in Light Sciences Corporation’s business or bankruptcy of us or Light Sciences Corporation. Light Sciences Corporation must provide us with quarterly forecasts of the quantities of LS11 it anticipates it will need, and our obligation to supply Light Sciences Corporation with LS11 is limited to the quantities stated in such forecasts. In addition, we are only obligated to sell LS11 to Light Sciences Corporation if we maintain an inventory of LS11 for our own operations. Otherwise, we may submit Light Sciences Corporation’s orders for LS11 to a third-party manufacturer for fulfillment. Light Sciences Corporation has agreed to pay us (1) for any LS11 we supply that was in our inventory on the date of this agreement, a reasonable handling fee to compensate us for the costs to store, transport, insure and maintain the quantity of LS11 ordered by Light Sciences Corporation and (2) for any LS11 we supply that was not in our inventory on the date of this agreement, a fee equal to the costs incurred by us to have the ordered quantity of LS11 manufactured, delivered, inspected, tested and stored by third parties. To date, no payments have been received from Light Sciences Corporation under this agreement.
     Sublease Agreement
      In October 2005, we entered into a sublease with Light Sciences Corporation for our headquarters in Snoqualmie, Washington consisting of approximately 6,000 square feet of separate space and 8,900 square feet of shared space. We pay monthly rent at an annualized rate of approximately $130,000 per year, including operating expenses such as a share of utilities and building maintenance costs. We may terminate the sublease for any reason upon 120 days’ written notice. Pursuant to the sublease, Light Sciences Corporation also provides us with certain property-related services. The sublease will terminate upon the termination or expiration of the master sublease between Light Sciences Corporation and Microsoft, Inc, which expires in January 2008, or the master lease between Snoqualmie Ridge Cascade View LLC and Microsoft, Inc., which expires in June 2010.

     Interim Research and Development Services Agreement
      In January 2005, we entered into an interim research and development services agreement with Light Sciences Corporation to provide certain services to us, including human resources, tax planning, real estate, storage and facilities, accounting, information technology, research and development support, regulatory services, knowledge services, drug manufacturing/procurement, document control services and insurance coverage maintenance. The interim research and development services agreement terminated upon the consummation of our Series A convertible preferred stock financing on October 6, 2005. We were allocated expenses of approximately $1,899,000 from Light Sciences Corporation for services provided during 2005.
      Although the interim research and development services agreement terminated in October 2005, Light Sciences Corporation continued to provide telephone services and shared a data line with us under an informal arrangement. The telephone services terminated in January 2006. We paid approximately $9,000 for these services from October 6, 2005 through March 31, 2006.
Other Transactions
     Convertible Promissory Notes From Craig Watjen
      In 2005, Mr. Watjen, a director and greater than 5% shareholder of our common stock, made a series of loans to us in an aggregate amount of $6.25 million. These loans accrued interest at a rate between 6.75% and 8.25%, compounded annually. The principal and accrued interest on the loans were converted into 1,274,989 shares of our Series A convertible preferred stock in October 2005.
     Sale of Securities and Related Matters
      In October and December 2005, we sold an aggregate of 10,730,000 shares of our Series A convertible preferred stock (excluding the shares issued to Mr. Watjen upon the conversion of the convertible promissory notes described above) at a price of $5.00 per share to Mr. Watjen, Essex Woodlands Health Ventures, Scandinavian Life Science Venture, Novo A/ S, Adams Street Partners and New Science Ventures. Dr. Himawan, Mr. Andersen, Mr. Spork and Dr. Taylor are affiliates of Essex Woodlands Health Ventures, Scandinavian Life Science Venture, Novo A/ S, and Adams Street Partners, respectively, and members of our board of directors.
     Investors Rights Agreement
      In connection with the sale of our Series A convertible preferred stock, we entered into an investors rights agreement with the purchasers of such stock granting them certain registration rights with respect to such securities. For further information, see “Description of Capital Stock — Registration Rights.” The agreement also provides the holders of our Series A convertible preferred stock with the right to receive certain financial information as well as other rights, all of which rights (other than registration rights) terminate on the consummation of this offering.
     Other Agreements
      In connection with the sale of our Series A convertible preferred stock, we entered into a voting agreement with holders of our common and Series A convertible preferred stock that is described under “Management.” We also entered into a right of first refusal and co-sale agreement with holders of our common and Series A convertible preferred stock pursuant to which we granted holders of our Series A convertible preferred stock certain rights to purchase and/or sell shares of our capital stock in the event of new issuances by us or proposed sales of our common stock by Light Sciences Corporation. This agreement also grants holders of our Series A convertible preferred stock the right to purchase shares of common or preferred stock of Light Sciences Corporation in the event of proposed sales by certain shareholders of Light Sciences Corporation. These agreements and the rights provided therein terminate upon the consummation of this offering.

     Indemnification Agreements
      We have entered into indemnification agreements with each of our officers and directors. See “Management — Limitations on Liability and Indemnification.”
      We have agreed to indemnify Light Sciences Corporation against certain liabilities under the exclusive license agreement, the sublicense agreement and the asset transfer agreement. We have also agreed to indemnify the purchasers of our Series A convertible preferred stock against certain liabilities in connection with their investment, including indemnification pursuant to the investors rights agreement for certain liabilities under the Securities Act.
     Option Grants
      From our inception through December 31, 2005, we granted options to purchase an aggregate of                      shares of our common stock, with a weighted-average exercise price of $           per share, to our current executive officers and certain of our non-employee, non-shareholder affiliated directors. Of these options, as of December 31, 2005,                 had been cancelled without being exercised, none had been exercised and                     remained outstanding.

PRINCIPAL SHAREHOLDERS
      The following table sets forth certain information regarding beneficial ownership of our common stock as of March 31, 2006, and as adjusted to reflect the sale of common stock in this offering, by:

•	each person or group known by us to own beneficially more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current directors and executive officers as a group.
      As of March 31, 2006, assuming conversion of all outstanding shares of our Series A convertible preferred stock into common stock, we had                     shares of common stock outstanding and 15 shareholders of record. Immediately following the completion of this offering, there will be                      shares of common stock outstanding assuming that the underwriters’ over-allotment option is not exercised. Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities and Exchange Act of 1934. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock subject to options or warrants beneficially owned by that person or group and currently exercisable or exercisable within 60 days after March 31, 2006 are deemed outstanding but are not deemed outstanding for the purposes of computing the ownership of any other person. The table below assumes the conversion of all shares of our Series A convertible preferred stock into shares of our common stock, which will occur upon the closing of this offering. Except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, each shareholder named in the table is assumed to have sole voting and investment power with respect to the number of shares listed opposite the shareholder’s name. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o Light Sciences Oncology, Inc., 34931 S.E. Douglas Street, Suite 250, Snoqualmie, Washington 98065.

		Percentage of Shares
		Beneficially Owned

	Number of Shares	Before the	After the
Name of Beneficial Owner	Beneficially Owned	Offering	Offering

5% Shareholders:
Craig M. Watjen(1)		43.6%		%
34931 S.E. Douglas Street, Suite 200 Snoqualmie, WA 98065
Light Sciences Corporation		36.7%		%
34931 S.E. Douglas Street, Suite 200 Snoqualmie, WA 98065
Essex Woodlands Health Ventures(2)		18.9%		%
435 Tasso Street, Suite 305 Palo Alto, CA 94301
Scandinavian Life Science Venture(3)		11.0%		%
Birger Jarlsgaten 10 SE-114 34 Stockholm, Sweden
Novo A/ S(4)		9.4%		%
Krogshoejvej 41 2880 Bagsvaerd, Denmark
New Science Ventures LLC(5)		5.8%		%
645 Madison Avenue, 20th Floor New York, NY 10022
Directors and Executive Officers:
Dr. Llew Keltner	—	*	*
Dr. M. Jay Winship	—	*	*
Dr. Sy-Shi Wang	—	*	*
Martin Olin Andersen(6)		11.0%		%

		Percentage of Shares
		Beneficially Owned

	Number of Shares	Before the	After the
Name of Beneficial Owner	Beneficially Owned	Offering	Offering

Dr. Jeff Himawan(7)		18.9%		%
Ulrik Spork(8)		9.4%		%
Dr. Craig S. Taylor(9)		4.7%		%
Craig M. Watjen(1)		43.6%		%
Richard K. Whitney(10)		*	*
All directors and executive officers as a group (11 persons)(11)		87.4%		%

*	less than one percent.

(1)	Consists of shares owned directly by Mr. Craig M. Watjen, shares subject to options granted to Mr. Watjen and exercisable within 60 days of March 31, 2006, and shares owned by Light Sciences Corporation, of which Mr. Watjen is a director and a controlling shareholder. The board of directors of Light Sciences Corporation, which consists of Mr. Watjen, Dr. James Chen, Mr. Gerald Grinstein, Dr. Llew Keltner, Dr. Albert Luderer, Dr. A. Bruce Montgomery and Mr. Richard K. Whitney, has voting and investment power by majority vote with respect to the shares held by Light Sciences Corporation.

(2)	All of Essex Woodlands Health Ventures’ shares are held by Essex Woodlands Health Ventures Fund VI, L.P. Essex Woodlands Health Ventures as the sole general partner of Essex Woodlands Health Ventures Fund VI, L.P. holds voting and investment power with respect to the shares held by Essex Woodlands Health Ventures Fund VI, L.P.

(3)	Scandinavian Life Science Venture’s holdings are divided among three related entities: shares are held by Scandinavian Life Science Venture Two KB, shares are held by Medicon Valley Capital Two KB and shares are held by Medicon Valley Capital Two II K/ S. Scandinavian Life Science Venture as the sole general partner of these entities may be deemed to hold voting and investment power with respect to the shares held by each of these entities.

(4)	Novo A/ S is a public company.

(5)	New Science Ventures’ holdings are divided between two related entities: shares are held by NSV Partners Institutional, L.P. and shares are held by NSV Partners IX (LSO), L.P. New Science Ventures LLC, as the general partner of these entities, holds sole voting and investment power with respect to the shares held by each of these entities.

(6)	Mr. Andersen, one of our directors, is a Senior Partner of Scandinavian Life Science Venture and as such has shared voting and investment power with respect to the shares held by Scandinavian Life Science Venture. Mr. Andersen disclaims beneficial ownership of shares held by Scandinavian Life Science Venture.

(7)	Dr. Himawan, one of our directors, is a Managing Director of Essex Woodlands Health Ventures and as such has shared voting and investment power with respect to the shares held by Essex Woodlands Health Ventures Fund VI, L.P., which is controlled by Essex Woodlands Health Ventures.

(8)	Mr. Spork, one of our directors, is a Senior Partner of Novo A/ S and as such has shared voting and investment power with respect to the shares held by Novo A/ S. Mr. Spork disclaims beneficial ownership of shares held by Novo A/ S.

(9)	Consists of shares held by Adams Street Partners, LLC through an entity called Adams Street Partners V, L.P. Dr. Taylor is a Partner of Adams Street Partners, LLC, and as such may be deemed to hold voting and investment power with respect to the shares held by Adams Street Partners, LLC.

(10)	Includes shares subject to options exercisable within 60 days of March 31, 2006.

(11)	Includes shares subject to options exercisable within 60 days of March 31, 2006.

DESCRIPTION OF OUR CAPITAL STOCK
      Immediately following the consummation of this offering, our authorized capital stock will consist of 120,000,000 shares of common stock, $0.001 par value per share, and 30,000,000 shares of preferred stock, $0.001 par value per share. As of March 31, 2006, assuming conversion of all outstanding shares of our Series A convertible preferred stock into common stock, we had 15 shareholders of record of our common stock. The following summary of some of the terms relating to our common stock, preferred stock, articles of incorporation and bylaws is not complete and may not contain all the information you should consider before investing in the common stock. You should read carefully our articles of incorporation and bylaws to be effective after completion of this offering, which are included as exhibits to the registration statement of which this prospectus is a part.
Common Stock
      The holders of common stock are entitled to one vote per share on all matters to be voted on by the common shareholders. The holders of our common stock are not entitled to cumulative voting in the election of our directors, which means that the holders of a majority of the outstanding shares of our common stock will be entitled to elect all of the directors standing for election. Subject to preferences of any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends our board of directors may declare out of funds legally available for the payment of dividends. If we are liquidated, dissolved or wound up, the holders of common stock are entitled to share pro rata all assets remaining after payment of or provision for our liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering will be fully paid and nonassessable.
Preferred Stock
      Immediately prior to the completion of this offering, our outstanding shares of Series A convertible preferred stock will be converted into                      shares of common stock. Thereafter, pursuant to our articles of incorporation, the board of directors will have the authority, without further action by the shareholders, to issue up to 30,000,000 shares of preferred stock from time to time in one or more series. The board of directors also has the authority to fix the designations, voting powers, preferences, privileges and relative rights and the limitations of any series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The board of directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change of control of us or make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting, economic and other rights of the holders of common stock. We have no plans at this time to issue any preferred stock.
Registration Rights
      Pursuant to an investors rights agreement among purchasers of our Series A convertible preferred stock, Light Sciences Corporation and us, the holders of an aggregate of                      shares of our common stock outstanding immediately after this offering are entitled to include their shares in any registration statement we file under the Securities Act to register any of our securities, subject to exceptions, and also to include those shares in any underwritten offering contemplated by that registration statement. In addition, beginning six months after the completion of this offering, the holders of at least 25% of the shares subject to the agreement then outstanding will be entitled to require us to file a registration statement to register any or all of their shares of common stock under the Securities Act, subject to the agreement, on no more than two occasions, and the other holders of shares of common stock entitled to registration rights under that agreement will be entitled to include their shares in any such registration statement. Furthermore, if and when we become eligible to file registration statements on Form S-3, holders of shares subject to the agreement may require us to file additional registration statements on Form S-3 to register their shares of common stock on an unlimited number of occasions (provided that we do not have to effect more than two such registrations in any twelve-month period); provided, in each case, that the proposed aggregate offering price, net of underwriting discounts and commissions, is at least $2 million. Under the agreement, we are required to pay for all costs and expenses, other than underwriting discounts and commissions and stock transfer taxes, incurred in connection with the registration of shares. All shares registered may be resold in the public markets. Under the agreement, we have agreed to indemnify the holders of the common stock entitled to registration rights against certain liabilities, including liabilities under the Securities Act.
      All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in the offering. In addition, no shareholder will have any rights under the agreement to include shares in a registration statement if (1) our common stock trades on a national securities exchange or a national automatic quotation system, and (2) all shares held by such holder may be sold pursuant to Rule 144 under the Securities Act in any 90-day period.
Antitakeover Effects of Certain Provisions of Articles of Incorporation, Bylaws and Washington Law
      Issuance of preferred stock. As noted above, our board of directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.
      Classified board of directors; election and removal of directors. Our articles of incorporation provide for the division of our board of directors into three classes, as nearly as equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected each year by our shareholders. In addition, our directors are removable only for cause by the holders of not less than two-thirds of the shares entitled to elect the director whose removal is sought and, subject to certain exceptions, any vacancies on the board of directors may be filled only by the affirmative vote of a majority of the directors then in office. Because this system of electing, appointing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of us and may maintain the incumbency of the board of directors.
      Approval for certain business combinations. Our articles of incorporation require that certain business combinations, including a merger, share exchange and the sale, lease, exchange or other disposition of a substantial part of assets other than in the usual and regular course of business, be approved by the holders of not less than two-thirds of the outstanding shares entitled to vote thereon, unless such a business combination has been approved by a majority of the “continuing directors” of our board of directors, in which case the affirmative vote required shall be a majority of the outstanding shares entitled to vote thereon. Our articles of incorporation define a “continuing director” as any member of the board of directors who was a member of the board of directors on a specified date in 2006 or who is elected to the board of directors after that date upon the recommendation of a majority of the continuing directors voting separately and as a subclass of directors on such recommendation.
      Shareholder meetings. Our articles of incorporation and bylaws provide that our shareholders may call a special meeting only upon the request of holders of at least 25% of the outstanding shares entitled to vote at such meeting. Additionally, the board of directors, the chairman of the board, the chief executive officer or the president may call special meetings of shareholders.
      Requirements for advance notification of shareholder nominations and proposals. Our bylaws contain advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof. Our bylaws also specify certain requirements as to the form and content of a shareholder’s notice. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting or a special meeting of shareholders.
      Amendment of bylaws. Our articles of incorporation and bylaws provide that shareholders can amend the bylaws only upon the affirmative vote of the holders of at least two-thirds of the outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class.
      Amendment to our articles of incorporation. Unless approved by a majority of our “continuing directors,” as such term is defined in our articles of incorporation, certain provisions of our articles of incorporation may not be amended or repealed without the affirmative vote of the holders of at least two-thirds of our outstanding shares entitled to vote thereon, including those provisions requiring the affirmative vote of at least two-thirds of the voting power of all outstanding shares of our capital stock then entitled to vote generally in the election of our directors in order for shareholders to amend our bylaws; those dividing our board of directors into three classes; those requiring the holders of at least two-thirds of our outstanding shares entitled to vote at an election of directors to remove directors for cause; those permitting only a majority of the members of our board of directors to fill vacancies on our board; those requiring the affirmative vote of the holders of at least two-thirds of our outstanding shares entitled to vote thereon to amend certain provisions of our articles of incorporation; those providing that business combination transactions be approved by the holders of not less than two-thirds of the outstanding shares; and those providing that special meetings of shareholders may only be called by at least 25% of the outstanding shares entitled to vote at such meeting or by our board of directors, our chairman, our chief executive officer or our president.
      Washington law. Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. The Washington Business Corporation Act generally prohibits a “target corporation” from engaging in certain significant business transactions with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition of such securities unless the transaction or acquisition of such securities is approved by a majority of the members of the target corporation’s board of directors prior to the time of the acquisition of such securities. Such prohibited transactions include, among other things,

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation employed in Washington as a result of the acquiring person’s acquisition of 10% or more of the voting securities; and

•	allowing the acquiring person to receive any disproportionate benefit as a shareholder.
      After the five-year period, a “significant business transaction” may occur if it complies with “fair price” provisions specified in the statute. A corporation may not “opt out” of this statute. These provisions may have the effect of delaying, deterring or preventing a change in control.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is Mellon Investor Services LLC.
Nasdaq National Market Listing
      We have applied to have our common stock quoted on the Nasdaq National Market under the symbol “LSON.”

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no market for our common stock. Therefore, future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, sales of substantial amounts of our common stock in the public market after the restrictions lapse, or the perception that such sales may occur, could adversely affect prevailing market prices of our common stock.
      Upon completion of this offering and based on shares outstanding as of March 31, 2006, we will have                      shares of common stock outstanding (or                      shares if the underwriters’ over-allotment option is exercised in full). Of these shares, the                      shares (or                      shares if the underwriter’s over-allotment option is exercised in full) sold in this offering will be freely tradable without restriction or registration under the Securities Act, except for shares purchased by any of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining                      shares of our common stock will be “restricted securities” within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered under the Securities Act, or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.
      Taking into account the lock-up agreements described below, the following shares of our common stock will be eligible for sale in the public market at the following times:

•	Beginning on the date of this offering, only the shares sold in this offering will be eligible for sale in the public market.

•	Upon the expiration of the lock-up agreements on the 180th day after the date of this prospectus (subject to extension of the lock-up agreements by up to an additional 34 days under certain circumstances described below under “Underwriting — Lock-Up Agreements”), approximately shares will be eligible for sale pursuant to Rules 144, 144(k) and 701.
Lock-Up Agreements
      We, all of our directors and officers and all of our shareholders prior to this offering, have agreed that, without the prior written consent of Cowen and Company, LLC and Wachovia Capital Markets, LLC, we and they will not, among other things, offer or sell any shares of our common stock during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus, except for sales of shares to the underwriters and subject to certain other exceptions. The 180-day lock-up period may be extended by up to an additional 34 days under certain circumstances described under “Underwriting — Lock-up Agreements.” Cowen and Company, LLC and Wachovia Capital Markets, LLC may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares subject to the lock-up agreements. See “Underwriting — Lock-up Agreements.”
Rule 144
      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately shares immediately after this offering assuming no exercise of the underwriters’ over-allotment option); or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

      Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.                      shares of our common stock will qualify for resale under Rule 144(k) beginning on the date of this prospectus; however, all such shares will be subject to lock-up agreements referred to above.
Rule 701
      Any of our directors, officers, employees, consultants or advisors who purchased shares from us pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that persons other than our affiliates may sell shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation, or notice provisions of Rule 144.
Registration Rights
      Immediately after completion of this offering and based on shares outstanding as of March 31, 2006, the holders of                      shares of our capital stock will be entitled to various rights with respect to the registration of their shares of common stock for offer or sale to the public pursuant to an investors rights agreement. Such registration will permit the resale of those shares in the public market.
2005 Equity Incentive Plan
      As of March 31, 2006, options to purchase a total of                      shares of common stock pursuant to our 2005 Equity Incentive Plan were outstanding, of which                      shares were exercisable, and additional shares were available for future grant under the 2005 Equity Incentive Plan, plus potential annual increases in the number of shares of common stock reserved for future awards under the plan. We intend to file a registration statement under the Securities Act after the completion of this offering to register all of the shares to be issued or issuable pursuant to the 2005 Equity Incentive Plan. The registration statement is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public markets. As a result, shares issued under the 2005 Equity Incentive Plan after the effectiveness of the registration statement will be freely tradable in the public market.
Warrants
      Immediately after completion of this offering, warrants to purchase an aggregate of                      shares of common stock will be outstanding. The shares of common stock issuable upon the exercise of these warrants will be available for sale in the public markets pursuant to Rule 144 and, commencing in the fourth quarter of 2007, 144(k). For shares of common stock received upon a “cashless exercise” of a warrant, the Rule 144 or 144(k) holding period commences on the date the holder acquired that warrant. For shares of common stock received upon payment of the exercise price, the Rule 144 or 144(k) holding period commences on the date the holder acquired the shares of common stock received upon exercise. Thus, upon the expiration of the lock-up agreements referred to above on the 180th day after the date of this prospectus (subject to an extension of the lock-up agreements by up to an additional 34 days under certain circumstances described under “Underwriting — Lock-Up Agreements”)                      shares of common stock issuable upon exercise of outstanding warrants will become eligible for sale in the public markets upon “cashless exercise” of those warrants. The number of shares set forth in the preceding sentence includes shares issuable upon exercise of warrants that would be surrendered to pay the exercise price of the warrants in connection with any such “cashless exercise.”

UNDERWRITING
      Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters, for whom Cowen and Company, LLC and Wachovia Capital Markets, LLC are acting as joint book running managers and representatives, have severally agreed to purchase, the respective numbers of shares of common stock appearing opposite their names below:

Underwriters	Number of Shares

Cowen and Company, LLC
Wachovia Capital Markets, LLC
Jefferies & Company, Inc.
Thomas Weisel Partners LLC

Total

      The underwriters have agreed to purchase all of the shares shown in the above table if any of those shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
      The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.
      The underwriters have informed us that they will not confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them.
Commissions and Discounts
      The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price appearing on the cover page of this prospectus and to certain dealers at that price less a concession of not more than $           per share, of which up to $          may be reallowed to other dealers. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.
      The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option.

Total

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$
      We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $          .
Over-Allotment Option
      We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to                      additional shares of our common stock at the public offering price per share less the underwriting discounts and commissions per share shown on the cover page of this prospectus, and less an amount per share equal to any dividends or distributions declared, paid or payable by us on the shares of common stock that the underwriters are obligated to purchase but that are not payable on the additional shares to be purchased upon exercise of that option. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment, subject to conditions, to purchase approximately the same percentage of those additional shares that the number of shares of common stock to be purchased by that underwriter as shown in the above table represents as a percentage of the total number of shares shown in that table.
Indemnity
      We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
Lock-Up Agreements
      We, all of our directors and officers, and all of our shareholders prior to this offering, which directors, officers and shareholders will own a total of approximately      % of our outstanding common stock (or approximately      % if the underwriters’ over-allotment option is exercised in full) immediately upon completion of this offering, based on shares outstanding as of March 31, 2006, have agreed that, without the prior written consent of Cowen and Company, LLC and Wachovia Capital Markets, LLC, we and they will not, during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus, directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock;

•	file or cause the filing of any registration statement under the Securities Act of 1933 with respect to any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, other than any registration statement filed to register shares of common stock to be sold to the underwriters pursuant to the underwriting agreement; or

•	enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common stock or other capital stock, other securities, in cash or otherwise. Moreover, if:

•	during the last 17 days of the 180-day restricted period referred to above, we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restricted period will be extended and the restrictions described in the immediately preceding sentence will continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event, as the case may be, unless Cowen and Company, LLC and Wachovia Capital Markets, LLC waive, in writing, that extension.
      The restrictions described in the immediately preceding paragraph do not apply to:

1. the sale of shares to the underwriters pursuant to the underwriting agreement;

2. the issuance by us of shares, or options to purchase shares, of our common stock pursuant to our 2005 Equity Incentive Plan as described above under “Management — Incentive Plans — 2005 Equity Incentive Plan”;

3. the issuance by us of shares of common stock upon the exercise of (a) stock options, shares of convertible preferred stock or warrants outstanding on the date of this prospectus and (b) stock options issued after the date of this prospectus under our 2005 Equity Incentive Plan referred to in clause (2) above;

4. shares of our common stock and securities convertible into or exchangeable or exercisable for shares of our common stock issued as consideration or partial consideration for our acquisition of businesses or assets or in connection with the formation of joint ventures, strategic partnerships or similar collaborations in which we are a partner or participant, in each case so long as the sum of (i) the number of shares of common stock so issued plus (ii) the number of shares of common stock issuable upon the conversion, exercise and exchange of all convertible, exchangeable or exercisable securities so issued, does not in the aggregate exceed the number of shares of common stock (subject to adjustment for stock splits, stock dividends, recapitalizations and similar transactions) equal to % of the sum of (a) the number of shares of our common stock outstanding as of March 31, 2006 plus (b) the number of shares of our common stock issued in this offering (excluding any shares issued upon exercise of the underwriters’ over-allotment option);

5. in the case of any securityholder that is a natural person, any transfers made by such person (a) as a bona fide gift to any member of the immediate family of such person or to a trust the beneficiaries of which are exclusively such person or members of such person’s immediate family, (b) by will or intestate succession upon the death of such person, or (c) as a bona fide gift to a charity or educational institution;

6. in the case of any securityholder that is a corporation, partnership, limited liability company or other business entity, any transfers to any shareholder, partner or member of, or owner of a similar equity interest in, such securityholder, as the case may be, if, in any such case, such transfer is not for value; and

7. in the case of any securityholder that is a corporation, partnership, limited liability company or other business entity, any transfer made by such securityholder (a) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of such securityholder’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of such securityholder’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by the lock-up agreement or (b) to another corporation, partnership, limited liability company or other business entity so long as the transferee is an affiliate of such securityholder and such transfer is not for value;

provided that, in the case of any issuance or transfer described in clause (4), (5), (6) or (7) above, (a) the recipient or transferee, as the case may be, executes and delivers to Cowen and Company, LLC and Wachovia Capital Markets, LLC, acting on behalf of the underwriters, not later than one business day prior to such transfer, a written agreement wherein it agrees to be subject to the restrictions described in the immediately preceding paragraph, subject to the applicable exceptions described above in this paragraph, and (b) if the transferor is required to file a report under Section 16(a) of the Securities Exchange Act of 1934 reporting a reduction in beneficial ownership of shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock during the 180-day restricted period, as the same may be extended as described above, the transferor shall include a statement in that report to the effect that, in the case of any transfer pursuant to clause (5) above, the transfer is being made as a gift or by will or intestate succession or, in the case of any transfer pursuant to clause (6) above, the transfer is being made to a shareholder, partner or member of, or owner of a similar equity interest in, the transferor and is not a transfer for value or, in the case of any transfer pursuant to clause (7) above, the transfer is being made either (a) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the transferor’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all of substantially all of the transferor’s assets or (b) to another corporation, partnership, limited liability company or other business entity that is an affiliate of the transferor and such transfer is not for value.

      Cowen and Company, LLC and Wachovia Capital Markets, LLC, may, in their sole discretion and at any time and from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements.
Quotation on the Nasdaq National Market
      We have filed an application for our common stock to be quoted on the Nasdaq National Market under the symbol “LSON.”
Stabilization
      In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may sell more shares of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising the over-allotment option or purchasing common stock in the open market. In determining the source of common stock to close out a covered short sale, the underwriters may consider, among other things, the market price of common stock compared to the price payable under the over-allotment option. The underwriters may also sell shares of common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.
      As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of our common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in this offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock.
      The foregoing transactions, if commenced, may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of the common stock.
      The representatives of the underwriters have advised us that these transactions, if commenced, may be effected on the Nasdaq National Market or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of the transactions described above and these transactions, if commenced, may be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.
Directed Share Program
      At our request, the underwriters have reserved up to 5% of the shares of common stock being sold in this offering for sale to our employees, business associates and friends at the initial public offering price through a directed share program. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent that these reserved shares are purchased by these persons. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

Pricing of this Offering
      Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock was determined by negotiations among us and the representatives of the underwriters. The factors considered in determining the initial public offering price included:

•	prevailing market conditions;

•	our results of operations and financial condition;

•	financial and operating information and market valuations with respect to other companies that we and the representatives of the underwriters believe to be comparable or similar to us;

•	the present state of our development; and

•	our future prospects.
      An active trading market for our common stock may not develop. It is possible that the market price of our common stock after this offering will be less than the initial public offering price. In addition, the estimated initial public offering price range appearing on the cover of this prospectus is subject to change as a result of market conditions or other factors.
Other
      The underwriters and/or their affiliates may in the future provide investment banking, commercial banking and/or financial advisory services to us, for which they may receive compensation. In addition, in connection with this offering, the underwriters, at our request, intend to make a payment to the firm that acted as placement agent for the private placement of our Series A convertible preferred stock in the fourth quarter of 2005 and that has provided financial advisory services to us. That firm is a member of the National Association of Securities Dealer, Inc. but will not be an underwriter of this offering.
Sales Outside the United States
      Each of the underwriters may arrange to sell shares in certain jurisdictions outside the United States, either directly where they are permitted to do so or through affiliates. In that regard, Wachovia Capital Markets, LLC may arrange to sell the shares in certain jurisdictions through an affiliate, Wachovia Securities International Limited, or WSIL. WSIL is a wholly-owned indirect subsidiary of Wachovia Corporation and an affiliate of Wachovia Capital Markets, LLC. WSIL is a UK incorporated investment firm regulated by the Financial Services Authority. Wachovia Securities is the trade name for the corporate and investment banking services of Wachovia Corporation and its affiliates, including Wachovia Capital Markets, LLC and WSIL.
      Each of the underwriters has represented and agreed that:

•	it has not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

      The securities will not be offered in Norway other than (i) to investors who are deemed professional investors under Section 5-4 of the Norwegian Securities Trading Act of 1997 as defined in Regulation no. 1424 of 9 December 2005 (“Professional Investors”), (ii) to fewer than 100 investors that are not Professional Investors or with a total consideration of less than €100,000 calculated over a period of 12 months, or (iii) with a minimum subscription amount of € 50,000. Consequently, no public offering will be made in Norway and this prospectus has not been filed with or approved by any Norwegian authority. This prospectus must not be reproduced or otherwise distributed to others by the recipient.
      This prospectus has not been prepared to comply with the standards and requirements regarding public offering set forth in the Finnish Securities Market Act (1989/495, as amended) and it has not been approved by the Finnish Financial Supervision Authority. The securities may not be offered, sold, advertised or otherwise marketed in Finland under circumstances which constitute public offering of securities under Finnish law.
      The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.
      The securities (i) will not be offered or sold, directly or indirectly, to the public (appel public à l’épargne) in the Republic of France and (ii) offers and sales of the securities in the Republic of France (a) will only be made to qualified investors (investisseurs qualifiés) as defined in, and in accordance with, Articles L 411-1, L 411-2 and D 411-1 to D 411-3 of the French Code monétaire et financier or (b) will be made in any other circumstances which do not require the publication by us of a prospectus pursuant to Article L 411-2 of the Code monétaire et financier and Article 211-2 of the Règlement Général of the Autorité des marchés financiers.
      Investors are informed that this prospectus has not been admitted to the clearance procedures of the Autorité des marchés financiers, and that any subsequent direct or indirect circulation to the public of the securities so acquired may not occur without meeting the conditions provided for in Articles L 411-1, L 411-2, L 412-2 and L 621-8 to L 621-8-2 of the Code Monétaire et Financier.
      In addition, we represent and agree that we have not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, this prospectus or any other offering material relating to the securities other than to those investors (if any) to whom offers and sales of the securities in the Republic of France may be made as described above.
      In relation to each Member State of the European Economic Area (Iceland, Norway and Lichtenstein in addition to the member states of the European Union) that has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of Cowen and Company, LLC and Wachovia Capital Markets, LLC for any such offer; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
      Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•	in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of Cowen and Company, LLC and Wachovia Capital Markets, LLC has been given to the offer or resale; or (2) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

      For the purposes of the provisions in the two immediately preceding paragraphs, the expression an “offer of the securities to the public” in relation to the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
      The following is a general discussion of material U.S. federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock purchased pursuant to this offering by a beneficial owner that, for U.S. federal income tax purposes, is a non-U.S. holder. As used in this prospectus, the term “non-U.S. holder” means a person that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. tax purposes) created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, in general, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or if it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      This discussion assumes that you will hold our common stock issued pursuant to this offering as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”) (i.e., generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of the holder’s individual investment or tax circumstances. In addition, this discussion of U.S. federal income and estate tax consequences does not address:

•	other U.S., state or local, non-U.S. or other tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position;

•	the tax consequences for the stockholders or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to some non-U.S. holders, including without limitation, banks, insurance companies, financial institutions, broker-dealers, tax-exempt entities, or U.S. expatriates; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge or conversion transaction or other integrated investment.

      If a partnership (including any entity or arrangement treated as a partnership for U.S. tax purposes) is a beneficial owner of our common stock, the treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.
      This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.
Dividends
      As described under “Dividend Policy” above, we do not anticipate paying cash dividends on our common stock in the foreseeable future. However, if cash distributions are paid to non-U.S. holders on shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “— Gain on Sale, Exchange or other Taxable Disposition of Common Stock” below.
      Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).
      Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, directly or through an entity or arrangement treated as a partnership for U.S. tax purposes, and, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, are not subject to the U.S. withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. Certain certification and disclosure requirements must be complied with for effectively connected income or income attributable to a permanent establishment to be exempt from withholding. Any effectively connected dividends or dividends attributable to a permanent establishment received by a non-U.S. holder that is treated as a foreign corporation for U.S. tax purposes may be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.
      To claim the benefit of an income tax treaty or an exemption from withholding because dividends are effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income, before the payment of dividends. These forms generally must be updated periodically.

Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund. However,

•	in the case of common stock held by a foreign partnership (including an entity or arrangement treated as a partnership for U.S. tax purposes), the certification requirement generally will be applied to the partners of the partnership and the partnership will be required to provide certain information;

•	in the case of common stock held by a foreign trust, the certification requirement generally will be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust,” or “foreign grantor trust” as defined in the U.S. Treasury regulations; and

•	look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

      A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under U.S. tax law and the certification requirements applicable to it.
Gain on Sale, Exchange or Other Taxable Disposition of Common Stock
      A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other taxable disposition of our common stock unless any one of the following applies:

1.	The non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition and certain other requirements are met;

2.	The gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, directly or through an entity or arrangement treated as a partnership for U.S. tax purposes and, if provided in an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; or

3.	We are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “United States real property holding corporation,” within the meaning of Section 897(c)(2) of the Code, unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant period (the “5% exception”). We believe that we have not been and are not currently a United States real property holding corporation, and we do not expect to become a United States real property holding corporation. However, no assurances can be made in this regard. Furthermore, no assurances can be provided that our stock will be considered to be regularly traded on an established securities market for purposes of Section 897 of the Code.

      Non-U.S. holders described in clause (1) above are taxed on their gains (which may be offset by U.S. source capital losses of the non-U.S. holder, if any) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders described in clause (2) or (3) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If a non-U.S. holder described in clause (2) or (3) is a corporation, it may be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. In addition, if we are determined to be a United States real property holding corporation and the 5% exception does not apply, then a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a sale or other taxable disposition of our common stock.
U.S. Federal Estate Taxes
      Our common stock beneficially owned or treated as beneficially owned by an individual who at the time of death is a non-U.S. holder, and certain lifetime transfers of an interest in common stock made by such an individual, will be included in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax. Estates of non-

resident aliens are generally allowed a statutory credit that has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.
Information Reporting and Backup Withholding
      Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.
      The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate (currently 28%).
      A non-U.S. holder is required to certify its non-U.S. status under penalties of perjury or otherwise establish an exemption in order to avoid information reporting and backup withholding on disposition proceeds where the transaction is effected by or through a U.S. office of a broker.
      U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is (i) a U.S. person; (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States; (iii) a controlled foreign corporation as defined in the Code; or (iv) a foreign partnership(including an entity or arrangement treated as a partnership for U.S. tax purposes) with certain U.S. connections, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.
      Backup withholding is not an additional tax. Amounts that we withhold under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.
      The foregoing discussion is only a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any U.S. federal, state or local, non-U.S. or other tax laws and any applicable income or estate tax treaty.
LEGAL MATTERS
      We are represented by Perkins Coie llp, Seattle, Washington. Sidley Austin llp , San Francisco, California is acting as counsel to the underwriters.
EXPERTS
      The financial statements as of December 31, 2004 and 2005, for each of the three years in the period ended December 31, 2005 and for the period from June 16, 1995 (inception) to December 31, 2005 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of Light Sciences Oncology, such references are not necessarily complete and you should read the entire text of those documents, which have been filed as exhibits to the registration statement of which this prospectus is a part, for complete information. You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Light Sciences Oncology, that file electronically with the SEC.

Light Sciences Oncology, Inc.
(A development stage enterprise)

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Light Sciences Oncology, Inc.
      In our opinion, the accompanying balance sheets and the related statements of operations, of due to Light Sciences Corporation, Series A convertible preferred stock and shareholders’ deficit, and of cash flows present fairly, in all material respects, the financial position of Light Sciences Oncology, Inc. (a development stage enterprise) at December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 and for the period from June 16, 1995 (inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As discussed in Notes 1 and 3, as of dates and for periods ended prior to October 6, 2005, the Company’s financial statements have been derived from the financial statements of Light Sciences Corporation (“LSC”) and reflect certain assumptions and allocations. The financial position, results of operations and cash flows of the Company could differ from those that would have resulted had the Company operated autonomously or independently of LSC.
PricewaterhouseCoopers LLP
Seattle, Washington
April 20, 2006

Light Sciences Oncology, Inc.
(A development stage enterprise)
Balance Sheets

				Pro Forma
				Shareholders’
	December 31,			Equity
			March 31,	March 31,
	2004	2005	2006	2006

			(Unaudited)	(Unaudited)
	(In thousands, except per share amounts)
ASSETS
Current Assets
Cash and cash equivalents	$—	$34,692	$15,903
Short-term investments	—	21,812	37,344
Prepaid expenses and other	—	479	998

Total current assets	—	56,983	54,245
Property and equipment, net	91	194	183
Long-term investments	—	818	817

Total assets	$91	$57,995	$55,245

LIABILITIES, SERIES A CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	$—	$1,561	$1,227
Accrued liabilities	—	263	426

Total current liabilities	—	1,824	1,653
Due to Light Sciences Corporation	63,883	—	—

Total liabilities	63,883	1,824	1,653

Commitments and contingencies (Note 7)

Convertible preferred stock, $0.001 par value, 19,000 shares authorized Series A convertible preferred stock, $0.001 par value: 14,000 shares designated, 13,430 shares issued and outstanding at December 31, 2005, 13,430 shares issued and outstanding at March 31, 2006 (unaudited), and none issued and outstanding pro forma (unaudited); (liquidation value of $69,205 at December 31, 2005 and March 31, 2006 (unaudited))	—	63,700	63,700	—
SHAREHOLDERS’ DEFICIT
Preferred stock, $0.001 par value, no shares authorized, issued or outstanding pro forma (unaudited)				—
Common stock, $0.001 par value, 45,000 shares authorized, 7,793 shares issued and outstanding at December 31, 2005, 7,793 shares issued and outstanding at March 31, 2006 (unaudited), and 21,223 shares issued and outstanding pro forma at March 31, 2006 (unaudited)	—	7	7	21
Additional paid in capital	—	64,647	64,954	128,640
Deficit accumulated during the development stage	(63,792)	(72,172)	(75,020)	(75,020)
Accumulated other comprehensive loss	—	(11)	(49)	(49)

Total shareholders’ deficit	(63,792)	(7,529)	(10,108)	53,592

Total liabilities, Series A convertible preferred stock and shareholders’ deficit	$91	$57,995	$55,245

The accompanying notes are an integral part of these financial statements.

Light Sciences Oncology, Inc.
(A development stage enterprise)
Statements of Operations

				Period from			Period from
				June 16, 1995	Three Months Ended		June 16, 1995
	Years Ended December 31,			(Inception) to	March 31,		(Inception) to
				December 31,			March 31,
	2003	2004	2005	2005	2005	2006	2006

					(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands, except per share amounts)
Operating Expenses
License fees	$—	$—	$—	$3,500	$—	$—	$3,500
Research and development	2,977	6,115	5,879	51,613	1,491	2,550	54,163
General and administrative	1,408	2,433	2,712	16,524	531	898	17,422

Operating loss	(4,385)	(8,548)	(8,591)	(71,637)	(2,022)	(3,448)	(75,085)
Interest (expense) income, net	(211)	(521)	211	(535)	(15)	600	65

Net Loss	$(4,596)	$(9,069)	$(8,380)	$(72,172)	$(2,037)	$(2,848)	$(75,020)

Basic and diluted net loss per share	$(0.59)	$(1.16)	$(1.08)		$(0.26)	$(0.37)

Weighted-average shares used to compute basic and diluted net loss per share	7,793	7,793	7,793		7,793	7,793

Pro forma net loss per share (unaudited)
Basic and diluted pro forma net loss per share			$(0.85)			$(0.13)

Weighted-average shares used to compute basic and diluted pro forma net loss per share			9,892			21,223

The accompanying notes are an integral part of these financial statements.

Light Sciences Oncology, Inc.
(A development stage enterprise)
Statements of Due to Light Sciences Corporation, Series A Convertible Preferred Stock and Shareholders’ Deficit

				Shareholders’ Deficit

		Series A					Deficit
		Convertible					Accumulated	Accumulated
	Due to Light	Preferred Stock		Common Stock		Additional	during the	Other	Total
	Sciences					Paid in	Development	Comprehensive	Shareholders’
	Corporation	Shares	Amount	Shares	Amount	Capital	Stage	Loss	Deficit

	(In thousands, except per share amounts)
Net loss from June 16, 1995 (inception) to December 31, 2002	$—	—	$—	—	$—	$—	$(50,127)	$—	$(50,127)
Contributions from Light Sciences Corporation from June 16, 1995 (inception) to December 31, 2002	50,216	—	—	—	—	—	—	—	—

Balance, December 31, 2002	50,216	—	—	—	—	—	(50,127)	—	(50,127)
Net loss	—	—	—	—	—	—	(4,596)	—	(4,596)
Contributions from Light Sciences Corporation	4,570	—	—	—	—	—		—	—

Balance, December 31, 2003	54,786	—	—	—	—	—	(54,723)	—	(54,723)
Net loss	—	—	—	—	—	—	(9,069)	—	(9,069)
Contributions from Light Sciences Corporation	9,097	—	—	—	—	—	—	—	—

Balance, December 31, 2004	63,883	—	—	—	—	—	(63,792)	—	(63,792)
Contributions from Light Sciences Corporation	11	—	—	—	—	—	—	—	—
Issuance of 7,793 shares of common stock in satisfaction of amounts due to Light Sciences Corporation in October and December 2005	(63,894)	—	—	7,793	7	63,887	—	—	63,894
Proceeds from issuance of 12,155 shares of Series A convertible preferred stock at a price of $5.00 per share, net of offering costs of $3,450 (including issuance of warrants to purchase 333 shares of common stock granted to the placement agent in October and December 2005)	—	12,155	57,325	—	—	483	—	—	483
Conversion of notes payable and accrued interest into 1,275 shares of Series A convertible preferred stock in October 2005	—	1,275	6,375	—	—	—	—	—	—
Stock-based compensation related to employee stock options granted below market price	—	—	—	—	—	277	—	—	277
Unrealized loss on investments	—	—	—	—	—	—	—	(11)	(11)
Net loss	—	—	—	—	—	—	(8,380)	—	(8,380)

Comprehensive loss	—	—	—	—	—	—	—	—	(8,391)

Balance, December 31, 2005	—	13,430	63,700	7,793	7	64,647	(72,172)	(11)	(7,529)
Stock-based compensation related to employee stock options granted below market price (unaudited)	—	—	—	—	—	171	—	—	171
Stock-based compensation related to issuance of employee stock options (unaudited)	—	—	—	—	—	136	—	—	136
Unrealized loss on investments (unaudited)	—	—	—	—	—	—	—	(38)	(38)
Net loss (unaudited)	—	—	—	—	—	—	(2,848)	—	(2,848)

Comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	2,886

Balance, March 31, 2006 (unaudited)	$—	13,430	$63,700	7,793	$7	$64,954	$(75,020)	$(49)	$(10,108)

The accompanying notes are an integral part of these financial statements.

Light Sciences Oncology, Inc.
(A development stage enterprise)
Statements of Cash Flows

				Period from			Period from
				June 16, 1995	Three Months		June 16, 1995
	Years Ended December 31,			(Inception) to	Ended March 31,		(Inception) to
				December 31,			March 31,
	2003	2004	2005	2005	2005	2006	2006

					(unaudited)	(unaudited)	(unaudited)
	(In thousands)
Operating activities
Net loss	$(4,596)	$(9,069)	$(8,380)	$(72,172)	$(2,037)	$(2,848)	$(75,020)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	32	36	47	179	6	20	199
Stock-based compensation expense	—	—	277	277	—	307	584
Noncash interest expense	—	—	125	125	15	—	125
Changes in operating assets and liabilities:
Prepaid expenses and other	—	—	(479)	(479)	—	(519)	(998)
Accounts payable	—	—	1,561	1,561	—	(334)	1,227
Accrued liabilities	—	—	263	263	—	163	426

Net cash used in operating activities	(4,564)	(9,033)	(6,586)	(70,246)	(2,016)	(3,211)	(73,457)
Investing activities
Purchases of investments			(22,641)	(22,641)	—	(15,571)	(38,212)
Purchases of property and equipment	(6)	(64)	(150)	(373)	—	(7)	(380)

Net cash used in investing activities	(6)	(64)	(22,791)	(23,014)	—	(15,578)	(38,592)
Financing activities
Proceeds from sale of Series A convertible preferred stock, net	—	—	57,808	57,808	—	—	57,808
Proceeds from issuance of notes payable	—	—	6,250	6,250	1,630	—	6,250
Increase in amount due to Light Sciences Corporation	4,570	9,097	11	63,894	386	—	63,894

Net cash provided by financing activities	4,570	9,097	64,069	127,952	2,016	—	127,952
Net increase (decrease) in cash and cash equivalents	—	—	34,692	34,692	—	(18,789)	15,903
Cash and cash equivalents at beginning of period	—	—	—	—	—	34,692	—

Cash and cash equivalents at end of period	$—	$—	$34,692	$34,692	$—	$15,903	$15,903

Supplemental non-cash disclosures:
Issuance of 7,793 shares of common stock and conversion of amount due to Light Sciences Corporation	$—	$—	$63,894	$63,894	$—	$—	$63,894

Conversion of notes payable and accrued interest into 1,275 shares of Series A convertible preferred stock	$—	$—	$6,375	$6,375	$—	$—	$6,375

Issuance of warrants to purchase 333 shares of common stock granted to the placement agent in connection with the Series A convertible preferred stock financing transaction	$—	$—	$483	$483	$—	$—	$483

The accompanying notes are an integral part of these financial statements.

Light Sciences Oncology, Inc.
(A development stage enterprise)
Notes to Financial Statements
1.     The Company, Basis of Presentation, Certain Risks and Uncertainties and Capital Requirements

The Company
      Light Sciences Oncology, Inc. (“LSO” or the “Company”) is developing and plans to commercialize its system of light activated drugs and light generation and delivery technologies for localized destruction of tumors.
      The Company was formed in December 2004 as a wholly-owned subsidiary of Light Sciences Corporation (“LSC”). Since inception of LSC in June 1995 through October 5, 2005, LSO was part of LSC. On October 5, 2005, LSC granted the Company a license and sublicense to use certain intellectual property and transferred certain assets to the Company, and the Company assumed certain liabilities from LSC. In connection with those transactions, during the fourth quarter of 2005, the Company issued a total of 7,792,930 shares of common stock to LSC as consideration for the funding provided by LSC to the Company since inception and the assets transferred and licenses granted by LSC to the Company. Also, in the fourth quarter of 2005, the Company issued a total of 12,155,000 shares of Series A convertible preferred stock to a group of investors in a private placement and an additional 1,274,989 shares of Series A convertible preferred stock in exchange for certain loans made to the Company by the primary investor in LSC to fund the Company’s operations. As a result of those transactions, LSC ceased to be the Company’s majority shareholder and the Company began to operate as a separate entity on October 6, 2005. As used in these Notes, the terms “LSO” and the “Company,” when used with respect to dates or periods prior to October 6, 2005, refer to the business of the Company while it was a business unit of LSC.
      Since inception, the Company has been in the development stage and has devoted substantially all of its time and efforts to performing research and development and has not generated any revenues from its products under development.

Basis of Presentation
      The accompanying financial statements are intended to reflect the results of the Company’s operations, financial position, changes in shareholders’ deficit and cash flows as if it were a separate entity for all periods presented and are in conformity with generally accepted accounting principles. The Company’s financial statements as of dates and for periods ended prior to October 6, 2005 are derived from the books and records of LSC. The Company’s financial statements as of dates and for periods ended prior to October 6, 2005 have been presented to reflect the portion of LSC’s assets and expenses that were directly attributable to and, as discussed in Note 3, allocated to the Company’s business during the time that the Company was part of LSC or LSC’s consolidated group. During that time, LSC also had one or more other businesses and LSC’s expenses consisted of expenses directly attributable to LSO’s business, expenses directly attributable to those other businesses and other expenses (which are sometimes referred to as “allocated” or “allocable” expenses) that were not directly attributable to LSO’s business or those other businesses (See Note 3).

Certain Risks and Uncertainties
      The Company is in the development stage and its planned products and services are and will be concentrated in a highly regulated industry that is characterized by long development timelines, evolving regulatory requirements and industry standards. Failure to anticipate or respond adequately to the regulatory requirements or industry standards and technological advances, or any significant delays in the development or introduction of planned products or services, could have a material adverse effect on the Company’s business and operating results.

Light Sciences Oncology, Inc.
(A development stage enterprise)
Notes to Financial Statements — (Continued)

Capital Requirements
      Over the next several years, the Company will need to seek additional funding through public or private financings, which may include debt or equity financings, or through other means, which may include collaborations and license agreements. However, changes in the Company’s business may occur that would consume available capital resources sooner than expected. If the Company does not have adequate funds, the Company will be required to delay, scale back or eliminate expenditures for its development programs or curtail efforts to commercialize its products candidates or reduce the scale of its operations. Additional financing may not be available when needed, or if available, the Company may not be able to obtain financing on favorable terms.
2.     Summary of Significant Accounting Policies

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
      The Company considers all highly liquid investments with purchased maturities of three months or less to be cash equivalents. The Company invests its cash and cash equivalents with major financial institutions, which, at times, exceed federally insured limits. The Company has not experienced any significant investment losses on its cash and cash equivalents since inception through December 31, 2005.

Investments
      The Company accounts for investments in accordance with the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company classifies its investment securities as available-for-sale, which are reported at fair value with related unrealized gains and losses included as a component of accumulated other comprehensive income or loss in shareholders’ deficit. Realized gains and losses, and declines in value of securities judged to be other than temporary, are included in other income (expense). Cost of investments sold is based on the specific identification method. Investments in securities with maturities of less than one year, or where management’s intent is to use the investments to fund current operations, are classified as short-term investments.
      The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization of premiums and accretion of discounts are included in interest (expense) income. Interest and dividends on all investment securities are also included in interest (expense) income.

Concentration of Credit Risk
      Short and long-term investments consist of investment grade United States corporate obligations, asset-backed securities and United States government agency securities. Due to the nature of these investments, the Company does not believe that it is subject to any material market risk exposure.

Light Sciences Oncology, Inc.
(A development stage enterprise)
Notes to Financial Statements — (Continued)

Fair Value of Financial Instruments
      The recorded amounts of certain financial instruments, including cash and cash equivalents, prepaid and other assets, accounts payable and accrued liabilities, approximate fair value due to their short maturities. Short-term and long-term investments are recorded at fair value as the underlying securities are classified as available for sale and marked-to-market at each reporting period.

Property and Equipment
      Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three years for computer equipment and software and five years for laboratory and machine shop equipment and furniture and fixtures. Expenditures for additions and improvements are capitalized and expenditures for maintenance and repairs are charged to expense as incurred. Gains and losses from the disposal of property and equipment are reflected in the statement of operations in the year of disposition.

Impairment of Long-Lived Assets
      The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows of the asset to its carrying value. The amount of a recognized impairment loss is the excess of an asset’s carrying value over its fair value. The Company has not recognized any impairment losses since inception through December 31, 2005.

Research and Development
      Research and development costs, which consist of salaries, professional fees, contract engineering and manufacturing, clinical services, technology license fees and stock-based compensation expense attributable to research and development personnel, are charged to expense as incurred. Costs to acquire technologies that are utilized in research and development and that have no alternative future use are expensed when incurred.

Patent Costs
      Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain. These patent-related legal costs are reported as a component of general and administrative expenses.

Net Loss Per Share
      Net loss per share has been computed in accordance with SFAS No. 128, Earnings per Share, to reflect the effect of the issuance of 7,792,930 shares of common stock to LSC in the fourth quarter of 2005. Basic net loss per share is computed by dividing the net loss for the period by the weighted-average number of common shares outstanding, using the effect of the shares of common stock issued to LSC in the fourth quarter of 2005 as if they were outstanding during all periods presented. Common equivalent shares related to Series A convertible preferred stock, common stock options and common stock warrants are excluded from the calculation as their effect is anti-dilutive. Accordingly, basic and diluted net loss per share are equivalent.

Light Sciences Oncology, Inc.
(A development stage enterprise)
Notes to Financial Statements — (Continued)
      Basic and diluted net loss per share is calculated as follows (in thousands, except per share amounts):

				Three Months Ended
	Years Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(unaudited)	(unaudited)
Net loss, as reported	$(4,596)	$(9,069)	$(8,380)	$(2,037)	$(2,848)

Weighted-average shares of common stock outstanding	7,793	7,793	7,793	7,793	7,793

Basic and diluted net loss per share	$(0.59)	$(1.16)	$(1.08)	$(0.26)	$(0.37)

      The following table presents the weighted average shares that have been excluded from the number of shares used to calculate the basic and diluted net loss per share (in thousands):

				Three Months Ended
	Years Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(unaudited)	(unaudited)
Series A convertible preferred stock	—	—	13,430	—	13,430
Common stock options	—	—	2,104	—	2,208
Common stock warrants	—	—	333	—	333

Total	—	—	15,867	—	15,971

Pro Forma Net Loss Per Share (unaudited)
      Upon completion of the Company’s planned initial public offering, all outstanding shares of Series A convertible preferred stock will be converted, assuming a one-to-one conversion ratio, into 13,429,989 shares of common stock. The pro forma shareholders’ equity as of December 31, 2005 and the pro forma basic and diluted net loss per share for the year ended December 31, 2005 reflect the conversion of all outstanding shares of Series A convertible preferred stock into common stock as if the conversion had occurred on the date of issuance of the preferred stock. The pro forma shareholders’ equity and pro forma basic and diluted net loss per share do not give effect to the receipt or use of any proceeds from the planned initial public offering.
      Basic and diluted pro forma net loss per share is calculated as follows (in thousands, except per share amounts):

	Year Ended	Three Months
	December 31,	Ended March 31,
	2005	2006

Basic and diluted pro forma net loss per share	$(0.85)	$(0.13)

Weighted-average shares used to compute basic and diluted pro forma net loss per share	9,892	21,223

Stock-Based Compensation
      The Company accounts for stock-based compensation arrangements with employees issued prior to January 1, 2006 in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, as interpreted by Financial Accounting Standards Board Interpretation (“FIN”) No. 44 and related interpretations, and complies with the disclosure provisions of

Light Sciences Oncology, Inc.
(A development stage enterprise)
Notes to Financial Statements — (Continued)
Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, and related interpretations. Under APB 25 and related interpretations, compensation expense is based on the difference, if any, between the fair value of the Company’s stock and the exercise price of the option as of the date of grant. These differences, if any, are amortized over the vesting period of the individual option awards, typically four or seven years.
      The Company adopted Statement of Financial Accounting Standards No. 123, as revised December 2004 (“FAS 123(R)”) on January 1, 2006, using the prospective method of adoption. Under the “prospective” method, employee share based awards granted after January 1, 2006 are valued utilizing the Black-Scholes option pricing model to measure the awards fair value. The fair value is amortized on an accelerated basis over the related service period of the individual stock option awards. As a result of adopting FAS 123(R), the Company’s recorded expenses of $136,000 (unaudited) related to share based awards granted after January 1, 2006.
      The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services, and related interpretations.
      Compensation cost for employee options granted prior to January 1, 2006, were determined using the fair values at the respective grant dates. Consistent with the methodology prescribed under SFAS 123, the Company’s net loss would have increased to the pro forma amounts as follows (in thousands):

				Three Months
	Years Ended December 31,			Ended March 31,

	2003	2004	2005	2005

				(unaudited)
Net loss, as reported	$(4,596)	$(9,069)	$(8,380)	$(2,037)
Add: Stock-based employee compensation under
APB 25 included in reported net loss	—	—	277	—
Less: Total stock-based employee compensation expense determined under the fair value method	(4)	(6)	(311)	(2)

Pro forma net loss	$(4,600)	$(9,075)	$(8,414)	$(2,039)

Income Taxes
      Since inception through December 2004, the Company was not a separate taxable entity for federal, state or local income tax purposes and its results of operations were included in the tax returns of LSC. No income tax benefit has been recognized by the Company for net operating losses generated prior to 2005. Beginning in January 2005, the Company filed separate income tax returns.
      The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of transactions that have been included in the financial statements or income tax returns in different periods. Deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that the deferred tax assets will not be realized.

Light Sciences Oncology, Inc.
(A development stage enterprise)
Notes to Financial Statements — (Continued)

Comprehensive Loss
      The Company has adopted the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No. 130). SFAS No. 130 requires the disclosure of comprehensive income or loss and its components in the financial statements. Comprehensive income or loss is the change in shareholders’ equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. The Company’s other comprehensive loss is comprised of unrealized gains and losses on investments.

Segments
      The Company has adopted the provisions of Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers. Management has determined that the Company operates in one segment.

Guarantees
      In the normal course of business, the Company indemnifies other parties, including collaboration partners, lessors and parties to transactions with the Company, with respect to certain matters. The Company has agreed to hold the other parties harmless against losses arising from breach of representations or covenants, or out of intellectual property infringement or other claims made against certain parties. It is not possible to determine the maximum potential amount the Company could be required to pay under these indemnification agreements, since the Company has not had any prior indemnification claims, and each claim would be based upon the unique facts and circumstances of the claim and the particular provisions of each agreement.

Recent Accounting Pronouncements
      In June 2005, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements. This Issue provides guidance on determination of the amortization period for leasehold improvements that are purchased subsequent to the inception of the lease. Such leasehold improvements should be amortized over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals. This Issue is effective for leasehold improvements acquired in periods beginning after July 1, 2005. The Company does not expect that the adoption of EITF No. 05-6 will have a material effect on its results of operations or financial condition.
     Unaudited Interim Results
      The accompanying balance sheet as of March 31, 2006, the statements of operations and of cash flows for the three months ended March 31, 2006 and 2005, and the statement of due to Light Sciences Corporation, Series A convertible preferred stock and shareholders’ deficit for the three months ended March 31, 2006 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2006 and the results of operations and cash flows for the three months ended March 31, 2006 and March 31, 2005. The financial data and other information disclosed in these notes to the financial statements related to the three months ended March 31, 2006 and March 31, 2005 are unaudited. The results for the quarter ended March 31, 2006 are not necessarily indicative of the results to be expected for the year ended December 31, 2006 or for any other interim period or for any future year.

Light Sciences Oncology, Inc.
(A development stage enterprise)
Notes to Financial Statements — (Continued)
3.     Related Party Transactions
      The Company was formed in December 2004 as a wholly-owned subsidiary of LSC. Since inception of LSC in June 1995 through October 5, 2005, LSO was part of and operated as a separate business unit of LSC. On October 5, 2005, LSC granted the Company a license and sublicense to use certain intellectual property and transferred certain assets to the Company, and the Company assumed certain liabilities from LSC. In connection with those transactions, during the fourth quarter of 2005, the Company issued a total of 7,792,930 shares of common stock to LSC as consideration for the funding provided by LSC to the Company since inception and the assets transferred and licenses granted by LSC to the Company.
      From January through October 2005, the majority shareholder of LSC funded the operations of the Company through loans totaling $6.25 million. In October 2005, these loans, together with accrued interest of $125,000, were converted to 1,274,989 shares of Series A convertible preferred stock.
      Also, in the fourth quarter of 2005, the Company issued a total of 12,155,000 shares of Series A convertible preferred stock to a group of investors in a private placement. As a result of those transactions, LSC ceased to be the Company’s majority shareholder and the Company began to operate as a separate entity on October 6, 2005.
      At December 31, 2005, LSC and its primary shareholder had the following ownership interests in the Company:

Common stock	100.0%

Series A convertible preferred stock	11.0%

      The Company’s financial statements as of dates and for periods ended prior to October 6, 2005 are derived from the books and records of LSC. The Company’s financial statements as of dates and for periods ended prior to October 6, 2005 have been presented to reflect the portion of LSC’s historical assets and expenses that are directly attributable to and, as discussed below, allocated to the Company’s business. During the time that the Company was part of LSC or LSC’s consolidated group, LSC also had one or more other businesses and LSC’s expenses during that time consisted of expenses directly attributable to LSO’s business, expenses directly attributable to those other businesses and other expenses (which are sometimes referred to as “allocated” or “allocable” expenses) that were not directly attributable to LSO’s business or those other businesses.
      LSC’s allocable expenses fall into three categories: research and development, general and administrative and interest. For each category of allocable expense incurred by LSC during periods prior to October 6, 2005, the Company’s financial statements reflect a separate percentage of those allocable expenses for each relevant period. The allocation percentage is calculated for each category of allocable expenses, except interest expense, by dividing the amount of expenses within that category directly attributable to LSO’s business for the relevant period by the total expenses within that category directly attributable to all of LSC’s businesses (including LSO’s business) for that period. Thus:

•	The Company’s general and administrative expenses for periods prior to October 6, 2005 consist of (i) general and administrative expenses directly attributable to LSO’s business for the relevant period and (ii) a percentage of LSC’s total allocable general and administrative expenses for that period, which percentage is calculated by dividing the general and administrative expenses directly attributable to LSO’s business for that period by the total general and administrative expenses directly attributable to all of LSC’s business (including LSO’s business) for that period.

•	The Company’s research and development expenses for periods prior to October 6, 2005 consist of (i) research and development expenses directly attributable to LSO’s business for the relevant period

Light Sciences Oncology, Inc.
(A development stage enterprise)
Notes to Financial Statements — (Continued)

and (ii) a percentage of LSC’s total allocable research and development expenses for that period, which percentage is calculated by dividing the research and development expenses directly attributable to LSO’s business for that period by the total research and development expenses directly attributable to all of LSC’s businesses (including LSO’s business) for that period.

•	For periods ended prior to January 1, 2005, no interest expense was directly attributable to LSO and, as a result, the Company’s interest expense for those periods consists of a percentage of LSC’s total interest expense, which percentage is calculated by dividing total operating expenses both directly attributable to LSO and allocated to LSO’s business for the relevant period by the total operating expenses both directly attributable and allocated to all of LSC’s businesses (including LSO’s business) for that period. All LSC borrowings were converted into LSC equity prior to January 1, 2005 and no further interest expense was allocated from LSC to LSO after 2004. Interest expense for 2005 represents only interest on loans from the primary shareholder in LSC totaling $6.25 million that were provided during the period January 1 through October 5, 2005. These loans, plus accrued interest of $125,000, were converted into 1,274,989 shares of Series A convertible stock on October 5, 2005.
      Subsequent to October 6, 2005, the Company entered into a sublease for office space with LSC that expires January 2008, but does not rely on LSC to any material extent for any other services. The sublease can be renewed for one additional term ending June 2010, provided the sublease between LSC and its landlord is renewed. The Company can terminate the sublease on 120 days written notice. Rent expense, which includes a share of utilities and building maintenance costs, for the years ended December 31, 2003, 2004 and 2005 and the period from June 16, 1995 (inception) to December 31, 2005 was $133,000, $176,000, $183,000 and $975,000, respectively. The sublease rent expenses are included in the expenses allocated to the Company from LSC in the table presented below. Management has determined that the methods of allocating expenses to the Company were reasonable.
      The expenses allocated to the Company from LSC were as follows (in thousands):

				Period From
				June 16, 1995
	Years Ended December 31,			(Inception) to
				December 31,
	2003	2004	2005	2005

Research and development	$363	$536	$923	$6,768
General and administrative	901	1,412	976	10,792
Interest	211	521	—	746

	$1,475	$2,469	$1,899	$18,306

4.     Investments
      Investments at December 31, 2005 consist of available-for-sale securities as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. corporate obligations	$18,442	$1	$(11)	$18,432
Asset-backed securities	3,550	—	(1)	3,549
U.S. government agency	649	—	—	649

	$22,641	$1	$(12)	$22,630

      There were no realized gains or losses on available for sale securities during 2005.

Light Sciences Oncology, Inc.
(A development stage enterprise)
Notes to Financial Statements — (Continued)
      The contractual maturities of available-for-sale securities at December 31, 2005 are presented below (in thousands):

	Amortized	Fair
	Cost	Value

Due in one year or less	$21,818	$21,812
Due in more than one year	823	818

	$22,641	$22,630

      The Company has determined that unrealized losses are temporary as the extent of the decline, in both dollars and percentage of cost, is not significant and the Company has the ability and intent to hold the investments until it recovers at least substantially all of the cost of the investment.
5.     Property and Equipment
      Property and equipment consist of the following (in thousands):

	December 31,

	2004	2005

Computer equipment and software	$64	$130
Laboratory and machine shop equipment	163	230
Furniture and fixtures	9	13

	236	373
Less: Accumulated depreciation and amortization	(145)	(179)

	$91	$194

      Depreciation and amortization expense for the years ended December 31, 2003, 2004, 2005 and for the period from inception to December 31, 2005 totaled approximately $32,000, $36,000, $47,000 and $179,000, respectively. Depreciation and amortization expense for the three months ended March 31, 2005 and 2006 and for the period from inception to March 31, 2006 totaled approximately $6,000, $20,000 and $199,000, respectively (unaudited).
6.     Series A Convertible Preferred Stock
      In October and December 2005, the Company issued a total of 12,155,000 shares of Series A convertible preferred stock in a private placement for net cash proceeds of $57.8 million and, in addition, in October 2005 issued 1,274,989 shares of Series A convertible preferred stock upon the conversion of outstanding loans of $6.25 million, plus accrued interest of $125,000 (See Note 3).
      The Series A preferred stock has the following terms:
      The holders of the preferred stock are entitled to receive, when and if declared by the Board of Directors and out of funds legally available, cash dividends at a rate equal to $0.40 per share annually, subject to adjustment under certain circumstances, payable in preference and priority to any payment of any dividends on common stock. The terms of the Series A convertible preferred stock provide that no dividends or other distributions (other than dividends payable solely in capital stock) shall be made with respect to the common stock until all declared dividends on the Series A convertible preferred stock have been paid. No cash dividends have been declared or paid by the Company on its common stock or Series A convertible preferred stock.

Light Sciences Oncology, Inc.
(A development stage enterprise)
Notes to Financial Statements — (Continued)
      Except as otherwise required by the Company’s charter or by applicable law, the holders of Series A convertible preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to shareholders for a vote. Each Series A convertible preferred stock shareholder is entitled to the number of votes equal to the number of shares of common stock into which each share is convertible at the time of such vote.
      Upon a liquidation of the Company, which is defined to include certain transactions resulting in a change in control of the Company, the holders of Series A convertible preferred stock are entitled to receive the lesser of (x) the sum of $5.00 per share, subject to adjustment under certain circumstances, increased by 20% per year compounded annually, plus any declared but unpaid dividends, and (y) $10.00 per share, subject to adjustment under certain circumstances. After payment of the full liquidation preference, any remaining assets legally available for distribution shall be ratably distributed to the holders of the common stock, including any shares of common stock issued upon conversion of the Series A convertible preferred stock.
      Each share of Series A convertible preferred stock was initially convertible, at the option of the holder, into one share of common stock, although the conversion rate is subject to adjustment in certain circumstances. The Series A convertible preferred stock will automatically be converted into shares of common stock in the event of an initial public offering of the Company’s common stock that meets certain requirements.
      As the Series A convertible preferred stock contains a provision that upon a change of control of the Company, the Series A convertible preferred stock can be mandatorily redeemed and, therefore, has been classified outside of shareholders’ deficit in the accompanying balance sheets.
      In connection with the private placement of the Series A convertible preferred stock in the fourth quarter of 2005, the placement agent was granted two warrants to purchase a total of 333,100 shares of common stock. The warrants expire in October and December 2015 and are exercisable at a price of $6.25 per share. The fair value of the warrants was determined using the Black Scholes option pricing model with the following assumptions: weighted average fair value of common stock of $2.13 per share; volatility of 75%; expected term of 10 years and a risk free interest rate of 4.3%. In addition, the placement agent received a cash fee of approximately $2.4 million. The estimated fair value of the warrants of $483,000 and the cash fee were recorded as issuance costs of the Series A convertible preferred stock.
7.     Commitments and Contingencies

Leases
      The Company leases office space under a sublease with LSC that expires in January 2008. The sublease can be renewed for one term ending June 2010 if the sublease between LSC and its landlord is renewed. The Company can terminate the sublease on 120 days written notice. The future minimum lease payments under this sublease are as follows (in thousands):

Amount

Years Ending December 31,
2006	$131
2007	135

$266

Light Sciences Oncology, Inc.
(A development stage enterprise)
Notes to Financial Statements — (Continued)

Purchase Commitments
      The Company has purchase commitments totaling $1.4 million at December 31, 2005, consisting principally of drug manufacturing contracts and the non-cancelable portion of an agreement with a clinical research organization. The Company has one cancelable contract requiring payment up to 6.3 million Euros as of December 31, 2005.

Litigation
      From time to time, the Company may become involved in litigation relating to claims arising from the ordinary course of business. Management believes that there are no claims or actions pending against the Company currently, the ultimate disposition of which would have a material adverse effect on the Company’s results of operations or financial condition.
8.     License Agreements
      On October 5, 2005, the Company received an exclusive, world-wide license from LSC to use certain patents and intellectual property owned by LSC in connection with the treatment of cancer in humans or animals. The license agreement requires that the Company pay royalties to LSC in an amount generally equal to a percentage of net sales of licensed products during the royalty period. The Company’s obligation to pay royalties for any licensed product ends, on a country-by-country basis, upon the later of (a) the last to expire of any licensed patent covering the product in that country and, (b) 10 years after the first commercial sale of any licensed product in that country. The license agreement generally requires that the Company share in the costs incurred by LSC in filing, prosecuting and maintaining the licensed patents.
      In addition, on October 5, 2005, the Company received an exclusive world-wide (except in Japan) sublicense from LSC to use certain patents and other intellectual property licensed to LSC by Meiji Seika Kaisha, Ltd. and Nippon Petrochemicals Co., Ltd. for use in treating cancer in humans and animals. The Company is required to make milestone payments up to a maximum of $15 million in the aggregate, based on the achievement of the various milestones.
9.     Income Taxes
      No provision for income taxes has been recorded for any period presented.
      Since inception through December 2004, the Company was not a separate taxable entity for federal, state, or local income tax purposes and the results of the Company’s operations were included in the income tax returns of LSC. Accordingly, no net operating losses exist for the Company as a separate entity prior to 2005 and no income tax benefit has been recognized. Beginning in January 2005, the Company filed separate tax returns; however, since the Company has incurred losses and does not presently expect to be able to realize the benefit of these losses, a full valuation allowance has been recorded. If the Company were to have filed separate income tax returns for all periods presented, no benefit for income taxes would have been recorded due to the uncertainty of realizing the benefit of the losses incurred.
      At December 31, 2005, the Company had net operating loss carryforwards of approximately $8 million which will begin to expire in 2025. The Company has provided a full valuation allowance on its deferred tax assets at December 31, 2005. The Internal Revenue Code places certain limitations on the annual amount of net operating loss carryforwards that can be utilized if certain changes in the Company’s ownership occur. Changes in the Company’s ownership may further limit the use of such carryforward benefits.

Light Sciences Oncology, Inc.
(A development stage enterprise)
Notes to Financial Statements — (Continued)
      The Company’s net deferred tax assets consist of the following at December 31, 2005 (in thousands):

Amount

Net operating loss carryforward	$2,682
Accrued compensation	87
Other	(15)

Gross deferred tax assets	2,754
Valuation allowance	(2,754)

Net deferred tax assets	$—

10.     Stock Option Plan
      Prior to formation in December 2004, the Company’s employees participated in the stock option plan of LSC. In the years ended December 31, 2003, 2004 and 2005, employees of the Company received options to purchase 62,000, 64,000 and 535,000 shares, respectively, of LSC common stock.
      In September 2005, the Company adopted its 2005 Stock Plan (the “Plan”) under which 2,482,020 shares of the Company’s common stock were reserved for issuance to directors, officers, employees and consultants. The Plan provides for the grant of nonqualified and incentive stock options, restricted stock, stock appreciation rights and other incentives payable in cash or in shares of common stock. The exercise price of incentive stock options and non-qualified stock options shall be no less than 100% of the fair value of the Company’s common stock on the grant date. If an individual owns stock representing more than 10% of the outstanding shares, the exercise price of each incentive stock option granted shall be at least 110% of the fair value of the Company’s common stock, as determined by the Board of Directors.
      Options granted to employees in 2005 vest, as to 50% of the grant, 25% on the anniversary of the grant and the remainder ratably over the following 36 months, and, as to the other 50%, the options vest at the end of seven years; however, the vesting schedule may be accelerated based on the accomplishment of milestones that may be established by the plan administrator. Options granted to members of the Company’s Board of Directors are fully vested on the date of grant. Options expire 10 years from the date of grant, but are subject to earlier termination due to death, disability or termination of employment.
      A summary of stock option activity for the year ended December 31, 2005 and the three months ended March 31, 2006 (unaudited) is as follows:

		Options Outstanding

			Weighted-
	Shares		Average
	Available	Number	Exercise
	for Grant	Outstanding	Price

Balances at December 31, 2004	—	—	—
Shares reserved	2,482,020	—	—
Granted below market value	(2,151,700)	2,151,700	$1.00
Cancelled	48,100	(48,100)	$1.00
Balances at December 31, 2005	378,420	2,103,600	$1.00

Granted below market value (unaudited)	104,600	104,600	$2.00

Balances at March 31, 2006 (unaudited)	273,820	2,208,200	$1.05

Light Sciences Oncology, Inc.
(A development stage enterprise)
Notes to Financial Statements — (Continued)
      All options granted during 2005 are exercisable at $1.00 per share and have a remaining weighted average contractual life of 9.8 years at December 31, 2005. Options for 72,000 shares were exercisable at December 31, 2005 at a per share price of $1.00.
      In October and December 2005, the Company granted options under the 2005 Plan to its CEO, its directors and certain employees to purchase an aggregate of 2,151,700 shares of common stock with a weighted average exercise price of $1.00 per share, which was below the estimated market value of the Company’s common stock of $2.10 per share in October 2005 and $2.22 per share in December 2005. The aggregate intrinsic value of these options was estimated at $2,409,000 and is being recognized on an accelerated basis as compensation expense over the vesting period. During 2005, the Company recognized compensation expense associated with these stock option grants of $277,000. Compensation expense recognized in the three months ended March 31, 2006 related to these grants was $171,000 (unaudited).
      If different assumptions and estimates were used, the amount of recognized and to be recognized stock-based compensation expense, net loss and net loss per share amounts could have been materially different. Management believes that reasonable methodologies, approaches and assumptions have been used consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation to determine the fair value of the common stock.

Share-based compensation in the three months ended March 31, 2006 (unaudited)
      In February 2006, the Company granted a total of 104,600 stock options to employees and consultants, with exercise prices of $2.00 per share. The estimated market value of the Company’s common stock on the grant date was $4.38 per share. Total compensation cost of $386,000 was determined based on the grant date fair value of $3.60 for the employee options and $3.88 for the consultant options and will be amortized over the service period. Amortization expense of $136,000 was recorded in the three months ended March 31, 2006, as 32,500 options issued to consultants were fully vested at the grant date. As of March 31, 2006, the Company’s unamortized share-based compensation was $250,000.

Fair Value Disclosures under FAS 123
      The weighted-average exercise price at the date of grant of stock options granted to employees in October and December 2005 was $1.00. The weighted-average estimated fair value at date of grant was $1.35 and was estimated using the Black Scholes option pricing model. The following weighted-average assumptions were applied using the minimum value method: (i) value of common stock $2.15, (ii) expected life of 5 years, (iii) risk-free interest rate of 4.5% and (iv) no dividends.
      The weighted-average exercise price at the grant date for LSC options granted to the Company’s employees during 2003, 2004 and 2005 were $0.10, $0.40 and $0.40, respectively. The weighted-average fair values at date of grant for LSC options granted to the Company’s employees during 2003, 2004 and 2005 were $0.016, $0.086 and $0.098, respectively, and were estimated using the Black Scholes option pricing model. The following weighted-average assumptions were applied for 2003, 2004 and 2005, respectively, using the minimum value method: (i) value of common stock $0.10, $0.40 and $0.40, respectively (ii) risk-free interest rates of 4.0%, 3.5% and 4.1%, respectively (iii) expected lives of 7 years for all periods and (iv) no dividends.

Fair Value Disclosures Under FAS 123R (unaudited)
      The Company uses the Black-Scholes option valuation model to determine the fair value of the options and uses an estimate of the fair market value of its common stock on the grant date. The Company considers volatilities of similar companies and other factors in determining its estimates of future volatility. The

Light Sciences Oncology, Inc.
(A development stage enterprise)
Notes to Financial Statements — (Continued)
Company follows the guidance provided by Staff Accounting Bulletin No. 107 (“SAB 107”) for estimating option lives. Risk free rates are based on rates published by the US Treasury. The Company considers its historical forfeiture rate and other factors in estimating expected forfeitures.
      The weighted average valuation assumptions and weighted average grant date fair value of options granted during the three months ended March 31, 2006 were as follows: weighted average volatility 75%, expected term (in years) 5, risk free interest rate 5%, and expected dividends 0%. The weighted average estimated forfeiture rate was 5%. The weighted average grant date fair value of options granted was $3.88.
11.     Benefit Plans

401(k) Plan
      The Company has a 401(k) plan for all of its employees. The plan allows eligible employees to defer up to the amounts allowable by the Internal Revenue Service at the discretion of the employee. The plan does not provide for Company matching of employee contributions.
12.     Subsequent Events
      The Company has filed a registration statement with the Securities and Exchange Commission in connection with a proposed initial public offering (the “IPO”). If the IPO is completed, all of the Company’s outstanding shares of Series A convertible preferred stock will be converted, assuming a one-to-one conversion ratio, into 13,429,989 shares of common stock upon the closing of the IPO. The unaudited pro forma shareholders’ equity at March 31, 2006 gives effect to this assumed conversion as if it had occurred on March 31, 2006. In addition, the Company’s statement of operations for the year ended December 31, 2005 and the three months ended March 31, 2006 includes the Company’s basic and diluted pro forma net loss per share and the weighted average shares used to compute basic and diluted pro forma net loss per share, giving effect to the assumed conversion of the Company’s Series A convertible preferred stock into common stock as if it had occurred on the date of issuance of the Series A convertible preferred stock. This pro forma information does not give effect to the assumed receipt or application of any proceeds from the IPO.
      In April 2006, the Company’s Board of Directors adopted the 2005 Equity Incentive Plan, subject to shareholder ratification. The 2005 Equity Incentive Plan will amend and restate the Company’s 2005 Stock Plan in its entirety. The Company’s 2005 Equity Incentive Plan will become effective immediately after completion of the IPO. The 2005 Stock Plan will remain effective until the completion of the IPO.
      In April 2006, the Company’s Board of Directors approved Amended and Restated Articles of Incorporation which increased the total number of shares of capital stock which the Company is authorized to issue to 150,000,000, consisting of 120,000,000 shares of common stock and 30,000,000 shares of preferred stock, subject to shareholder approval. The increase in capital stock will be effective upon and subject to the completion of the initial public offering contemplated in the Registration Statement.
      The Company has one cancelable contract requiring payment up to 10.2 million Euros as of March 31, 2006. During May 2006, the Company hedged approximately 70% of this currency denominated commitment by purchasing forward foreign exchange contracts.

                             Shares
Common Stock

PROSPECTUS
                        , 2006

Cowen and Company	Wachovia Securities

Jefferies & Company	Thomas Weisel Partners LLC

        Until                     , 2006 (the 25th day after the date of this prospectus), all dealers selling shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee	$9,225
NASD filing fee	9,125
Nasdaq National Market listing fee	100,000
Blue Sky fees and expenses	10,000
Printing and engraving expenses	65,000
Legal fees and expenses	650,000
Accounting fees and expenses	300,000
Directors’ and officers’ insurance	400,000
Transfer Agent and Registrar fees	15,000
Miscellaneous expenses	41,650

Total	$1,600,000

Item 14.	Indemnification of Directors and Officers
      Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the WBCA) authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended. Article 9 of the registrant’s Articles of Incorporation (Exhibit 3.2 hereto) provides for indemnification of the registrant’s directors to the maximum extent permitted by Washington law as it may be amended. In addition, Section 10 of the registrant’s Bylaws (Exhibit 3.4 hereto) provides for indemnification of any individual who is made a party to a proceeding because of that individual’s position as a director or officer or, in certain circumstances, an employee of the registrant.
      Section 23B.08.320 of the WBCA authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 8 of the registrant’s Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director’s liability to the registrant and its shareholders. The directors and officers of the registrant also may be indemnified against liability they may incur for serving in those capacities pursuant to a liability insurance policy that the registrant maintains.
      The registrant has entered into indemnification agreements with its officers and directors under which the registrant will indemnify its officers and directors to the full extent permitted by law for any loss that they are legally obligated to pay, subject to a few exceptions, in connection with any proceeding in which they are involved, including threatened, pending or completed claims, actions, suits and proceedings of a civil, criminal, administrative or investigative nature, (a) because they are, or were, or agreed to become, a director or officer of the registrant, (b) because of any actual or alleged error or misstatement made by the director or officer, (c) because of any action or inaction of the director or officer while acting as a director or officer of the registrant, or (d) because of the director or officer serving at the registrant’s request as a director, trustee, officer, employee or agent of the registrant or of another entity or enterprise. The indemnification agreements further provide that in the event of any change in any applicable law, statute or rule regarding the right of a Washington corporation to indemnify a director or officer, such changes, to the extent that they would expand the director’s or officer’s indemnification rights, will be within the scope of the registrant’s indemnification obligations under the indemnification agreements, and, to the extent that they would narrow the director’s or officer’s indemnification rights, will not affect or limit the scope of the registrant’s indemnification obligations under the indemnification agreements unless applicable laws, statutes or rules require that those changes apply to the indemnification agreements.
      Section 17.3 of the registrant’s 2005 Equity Incentive Plan provides that it will indemnify each person who is or has been a director of the registrant, or a member of a committee appointed by the board of directors of the registrant or an officer of the registrant to whom authority is or has been delegated under the 2005 Equity Incentive Plan from any loss such person incurs in any claim, action, suit or proceeding in which such person is involved because of any action taken or failure to act by the registrant’s board of directors, or compensation of committee or such person under the 2005 Equity Incentive Plan.
      The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and certain of its executive officers and directors for certain liabilities.

Item 15.	Recent Sales of Unregistered Securities
      Since December 8, 2004, the registrant has issued and sold unregistered securities as follows:

1. From January 13, 2005 to September 23, 2005, the registrant executed convertible promissory notes payable to Craig M. Watjen in the principal amount $6,250,000. On October 6, 2005, these notes automatically converted into 1,274,989 shares of the registrant’s Series A convertible preferred stock in connection with the registrant’s Series A convertible preferred stock financing.

2. In September and October 2005, the registrant issued shares of common stock to Light Sciences Corporation as the initial subscription for the registrant’s shares in connection with the registrant’s incorporation. These shares were issued at $ per share.

3. From October 6, 2005 to December 12, 2005, the registrant issued and sold a total of 12,155,000 shares of Series A convertible preferred stock (excluding shares issued upon conversion of convertible promissory notes described in paragraph 1 above) for a purchase price of $5.00 per share to individual and institutional investors, including Essex Woodlands Health Ventures Fund VI, L.P., Craig M. Watjen, Adams Street Partners V, L.P., Scandinavian Life Science Venture Two KB, and Novo A/S.

4. In December 2005, the registrant issued a total of shares of common stock to Light Sciences Corporation for per share.

5. Between October 20, 2005 and February 1, 2006, the registrant granted stock options to purchase shares of common stock at a weighted average exercise price of $ per share to officers, directors and employees pursuant to the 2005 Equity Incentive Plan. Of these options, as of December 31, 2005, have been canceled without being exercised, none had been exercised, and remained outstanding.

6. In October and December 2005, in connection with the registrant’s Series A convertible preferred stock financing, the registrant issued warrants to purchase an aggregate of shares of common stock to various individuals associated with Larkspur Capital Corporation. The warrants have a ten-year term and an exercise price of $ per share. As of March 31, 2006, none of these warrants had been exercised.
      The stock options and the common stock issuable upon the exercise of stock options as described in this Item 15 were issued pursuant to written compensatory benefit plans or arrangements with our employees, officers, directors and advisors, in reliance on the exemption provided by Rule 701 promulgated under

Section 3(b) of the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.
      All other issuances described above were exempt from registration pursuant to Section 4(2) of the Securities Act. No underwriters were used in connection with any of the sales and issuances listed above, and no general solicitation was made by either the company or any person acting on its behalf. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof. Each of the securities purchased are subject to transfer restrictions and appropriate legends were affixed to the share certificates and instruments issued in such transactions stating that such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom.

Item 16.	Exhibits and Financial Statement Schedules
      (a) Exhibits

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement.
3	.1+	Amended and Restated Articles of Incorporation of the registrant, including the amendment dated December 8, 2005.
3	.2+	Form of Amended and Restated Articles of Incorporation of the registrant.
3	.3+	Bylaws of the registrant.
3	.4+	Form of Amended and Restated Bylaws of the registrant.
4	.1*	Specimen Common Stock Certificate.
4.2		Form of Warrant to Purchase Common Stock.
5	.1*	Opinion of Perkins Coie llp .
10	.1†+	2005 Equity Incentive Plan.
10	.2†+	Non-Employee Director Stock Plan.
10	.3†+	Management Incentive Plan.
10	.4†+	Form of Indemnification Agreement between the registrant and its directors and officers.
10	.5†+	Offer Letter between the registrant and Llew Keltner, dated October 7, 2005.
10	.6†+	Offer Letter between the registrant and M. Jay Winship, dated September 21, 2005.
10	.7†+	Offer Letter between the registrant and Robert M. Littauer, dated November 11, 2005.
10	.8†+	Offer Letter between the registrant and Sy-Shi Wang, dated September 21, 2005.
10	.9†+	Offer Letter between the registrant and Erik Hagstrom, dated September 21, 2005.
10.10		Sublease Agreement between the registrant and Light Sciences Corporation, dated October 6, 2005.
10	.11*‡	Exclusive License Agreement between the registrant and Light Sciences Corporation, dated October 5, 2005.
10	.12*‡	Sublicense Agreement between the registrant and Light Sciences Corporation, dated October 5, 2005.
10.13		Asset Transfer Agreement between the registrant and Light Sciences Corporation, dated October 5, 2005.
10	.14+	Clinical Supply Agreement between the registrant and Light Sciences Corporation, dated October 5, 2005.
10.15		Investors Rights Agreement between the registrant, Light Sciences Corporation and holders of the registrant’s Series A convertible preferred stock, dated October 6, 2005.
10	.16+	Research and Manufacturing Agreement between the registrant and Johnson Matthey Pharmaceutical Materials, Inc., dated May 7, 2004.

Exhibit
No.		Description

10.17		Interim Research and Development Services Agreement between the registrant and Light Sciences Corporation, dated January 1, 2005.
10	.18*‡	License and Supply Agreement among Nippon Petrochemicals Co., Ltd., Meiji Seika Kaisha, Ltd. and Light Sciences Corporation, dated April 28, 2000.
10.19		Series A Preferred Stock Purchase Agreement between the registrant, Light Sciences Corporation and holders of the registrant’s Series A convertible preferred stock, dated October 6, 2005, including Amendment No. 1, dated December 8, 2005.
10.20		Second Amended and Restated Voting Agreement between the registrant, holders of the registrant’s common stock and holders of the registrant’s Series A convertible preferred stock, dated December 12, 2005.
10.21		Right of First Refusal and Co-Sale Agreement between the registrant, Light Sciences Corporation and holders of the registrant’s Series A convertible preferred stock, dated October 6, 2005.
10.22		Joinder Agreement between the registrant, Light Sciences Corporation, Craig Watjen, James Chen and holders of the registrant’s Series A convertible preferred stock, dated December 8, 2005.
10.23		Second Joinder Agreement between the registrant, Light Sciences Corporation, Craig Watjen, James Chen and holders of the registrant’s Series A convertible preferred stock, dated December 12, 2005.
10.24		Form of Lock-Up Agreement.
23.1		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23	.2*	Consent of Perkins Coie llp (contained in the opinion filed as Exhibit 5.1).
24	.1+	Power of Attorney (contained on signature page).

*	To be filed by amendment.

+	Previously filed.

‡	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.
      (b) Financial Statement Schedules
      All schedules are omitted because they are inapplicable or the requested information is shown in the financial statements of the registrant or related notes thereto.

Item 17.	Undertakings
      Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h)

under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Snoqualmie, State of Washington, on the 26th day of May, 2006.

LIGHT SCIENCES ONCOLOGY, INC.

/s/ LLEW KELTNER

By: Llew Keltner
Its President, Chief Executive Officer and Director
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to registration statement has been signed by the following persons in the capacities indicated below on the 26th day of May, 2006.

Signature	Title

/s/ DR. LLEW KELTNER Dr. Llew Keltner	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ ROBERT M. LITTAUER Robert M. Littauer	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ JEFF HIMAWAN* Jeff Himawan	Chairman of the Board

/s/ MARTIN OLIN ANDERSEN* Martin Olin Andersen	Director

/s/ ULRIK SPORK* Ulrik Spork	Director

/s/ CRAIG S. TAYLOR* Craig S. Taylor	Director

/s/ CRAIG M. WATJEN* Craig M. Watjen	Director

/s/ RICHARD K. WHITNEY* Richard K. Whitney	Director

*By:	/s/ ROBERT M. LITTAUER
____________________________________________________________
Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement.
3	.1+	Amended and Restated Articles of Incorporation of the registrant, including the amendment dated December 8, 2005.
3	.2+	Form of Amended and Restated Articles of Incorporation of the registrant.
3	.3+	Bylaws of the registrant.
3	.4+	Form of Amended and Restated Bylaws of the registrant.
4	.1*	Specimen Common Stock Certificate.
4.2		Form of Warrant to Purchase Common Stock.
5	.1*	Opinion of Perkins Coie llp.
10	.1†+	2005 Equity Incentive Plan.
10	.2†+	Non-Employee Director Stock Plan.
10	.3†+	Management Incentive Plan.
10	.4†+	Form of Indemnification Agreement between the registrant and its directors and officers.
10	.5†+	Offer Letter between the registrant and Llew Keltner, dated October 7, 2005.
10	.6†+	Offer Letter between the registrant and M. Jay Winship, dated September 21, 2005.
10	.7†+	Offer Letter between the registrant and Robert M. Littauer, dated November 11, 2005.
10	.8†+	Offer Letter between the registrant and Sy-Shi Wang, dated September 21, 2005.
10	.9†+	Offer Letter between the registrant and Erik Hagstrom, dated September 21, 2005.
10.10		Sublease Agreement between the registrant and Light Sciences Corporation, dated October 6, 2005.
10	.11*‡	Exclusive License Agreement between the registrant and Light Sciences Corporation, dated October 5, 2005.
10	.12*‡	Sublicense Agreement between the registrant and Light Sciences Corporation, dated October 5, 2005.
10.13		Asset Transfer Agreement between the registrant and Light Sciences Corporation, dated October 5, 2005.
10	.14+	Clinical Supply Agreement between the registrant and Light Sciences Corporation, dated October 5, 2005.
10.15		Investors Rights Agreement between the registrant, Light Sciences Corporation and holders of the registrant’s Series A convertible preferred stock, dated October 6, 2005.
10	.16+	Research and Manufacturing Agreement between the registrant and Johnson Matthey Pharmaceutical Materials, Inc., dated May 7, 2004.
10.17		Interim Research and Development Services Agreement between the registrant and Light Sciences Corporation, dated January 1, 2005.
10	.18*‡	License and Supply Agreement among Nippon Petrochemicals Co., Ltd., Meiji Seika Kaisha, Ltd. and Light Sciences Corporation, dated April 28, 2000.
10.19		Series A Preferred Stock Purchase Agreement between the registrant, Light Sciences Corporation and holders of the registrant’s Series A convertible preferred stock, dated October 6, 2005, including Amendment No. 1, dated December 8, 2005.
10.20		Second Amended and Restated Voting Agreement between the registrant, holders of the registrant’s common stock and holders of the registrant’s Series A convertible preferred stock, dated December 12, 2005.
10.21		Right of First Refusal and Co-Sale Agreement between the registrant, Light Sciences Corporation and holders of the registrant’s Series A convertible preferred stock, dated October 6, 2005.
10.22		Joinder Agreement between the registrant, Light Sciences Corporation, Craig Watjen, James Chen and holders of the registrant’s Series A convertible preferred stock, dated December 8, 2005.

Exhibit
No.		Description

10.23		Second Joinder Agreement between the registrant, Light Sciences Corporation, Craig Watjen, James Chen and holders of the registrant’s Series A convertible preferred stock, dated December 12, 2005.
10.24		Form of Lock-Up Agreement.
23.1		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23	.2*	Consent of Perkins Coie llp (contained in the opinion filed as Exhibit 5.1).
24	.1+	Power of Attorney (contained on signature page).

*	To be filed by amendment.

+	Previously filed.

†	Management Contract or Compensating Plan or Arrangement.

‡	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.